

0000311670

Suppl.



File No. 83-1
Regulation IA
Rule 3

March 7, 2011

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 07 2011
WASH, D.C.
193
SECTION

Ladies & Gentlemen:

Enclosed herewith are two (2) copies of a Report, dated March 7, 2011 of the Inter-American Development Bank (the "Bank"), filed pursuant to Rule 3 of Regulation IA, with respect to proposed issues of Securities of the Bank. Neither the principal amount nor the maturity date of any proposed issue is known at this time. It is contemplated that supplemental reports pursuant to Rule 3 of Regulation IA will be filed with respect to each such issue.

Sincerely yours,

John S. Scott
Chief Counsel

Enclosures

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC Mail Processing
RECEIVED
MAR 07 2011
Wash., D.C.
193
Section

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 7, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 7 and 16 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 7, 2011.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2010, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310.

The Information Statement is also available on the Bank's website at http://www.iadb.org/en/investment/financial-information,1248.html. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 7, 2011

SUMMARY INFORMATION

As of December 31, 2010

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (10.8%), Brazil (10.8%), Mexico (6.9%) and Venezuela (5.8%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

In response to the crisis of the global economy, the IADB initiated a rapid countercyclical increase in lending, confirming its role in reducing poverty and inequality throughout the Latin American and Caribbean region. To ensure that the IADB has adequate capital to continue to fulfill this role, on July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for the ninth general increase of the IADB's Ordinary Capital resources (IDB-9) in the amount of $70.0 billion that would be subscribed to by the IADB's members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would be in the form of callable ordinary capital stock. In addition, the Board of Governors also agreed to vote on a Proposed Resolution that would provide for an increase in the resources of the FSO, consisting of an additional $479 million (in net present value terms) of new contribution quotas to be paid by the IADB's members in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. Subscriptions to the IADB's Ordinary Capital and contributions to the FSO would be made in United States dollars. Votes on the aforementioned Proposed Resolutions must be received by October 31, 2011, or such later date as the Board of Executive Directors shall determine. As part of the IDB-9, on July 21, 2010, the Board of Governors also approved a number of measures to assist Haiti, among which included (i) income transfers from the Ordinary Capital, which are subject to annual approval by the Board of Governors in accordance with the Agreement, (ii) additional general reserve transfers from the FSO, and (iii) effective upon the receipt of advance contributions to the FSO by the IADB's members as part of the proposed increase in the resources of the FSO, the full cancellation of Haiti's debt to the FSO and the transfer of all undisbursed loan balances from the FSO to the GRF and the subsequent conversion to non-reimbursable grants.

Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $1,252 million in 2010, including net investment gains of $446 million mostly resulting from price increases and repayments at par.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $100.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $16.6 billion at the end of the year and the total equity-to-loans ratio equaled 33.4% (see Table 7).

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $63.0 billion, before swaps, were denominated in 20 currencies and included $30 million of short-term borrowings.

The IADB limits its Net Borrowings[1] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 55.4% with the balance from Canada, Japan and the other non-regional members). Net Borrowings were $42.2 billion, or 80.6% of the $52.3 billion of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $10.1 billion.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $63.0 billion, of which 95% was sovereign-guaranteed. The IADB's lending capacity is limited by its borrowing policy.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than

[1] "Net Borrowings" are borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).

national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign guaranteed loans and guarantees may finance projects in all sectors, under certain conditions and subject to certain limits, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20 percent of total equity, as defined in **Box 1**.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $172 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquid Investments: The IADB's liquidity policy requires a liquidity level ranging within a band, established annually, designed to cover between six and twelve months of projected cash outflows. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability. At December 31, 2010, liquidity was $16.2 billion, within the policy limits. During the year, liquidity, as defined, averaged $15.6 billion compared to $13.7 billion in 2009.

In 2010, the investment portfolio continued to recover from the financial crisis, as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. The trading investments portfolio experienced net mark-to-market gains of $396 million, compared to $528 million in 2009. Substantially all investments are held in high-quality securities. Net investment gains substantially relate to the $3.0 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, certain subsectors have improved, permitting the execution of limited sales at higher prices thereby reducing exposure. At December 31, 2010, 38.4% of this portion of the portfolio is still rated AAA, 77.9% is rated investment grade, and except for $0.5 million in 2009 and $2.1 million in 2010 of principal losses, the portfolio continues to perform. During 2010, the IADB's holdings of these securities were primarily reduced by repayments at par of $1,012 million (2009—$753 million). For further information, refer to the Liquidity Management section of this Information Statement.

Net cash and investments totaled $16.6 billion at the end of the year, equal to 28.7% of total debt (after swaps), compared to $20.2 billion and 35.0%, respectively, in 2009.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management which continues to minimize exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the new policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the Bank's control. Consequently, actual future results could differ materially from those currently anticipated. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2010, 95% of loans outstanding were sovereign-guaranteed. In addition, under certain conditions and subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank can also lend to other development institutions without sovereign guarantee. Effective July 21, 2010, the ceiling[2] on non-sovereign-guaranteed operations was replaced with a risk-equity measure, such that risk capital requirements for such operations cannot exceed 20 percent of total equity[3] calculated in the context of the Bank's capital adequacy policy. As of September 30, 2010, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements for non-sovereign-guaranteed operations was $1.1 billion, or 5%[4] of total equity, as defined.

The Bank issues debt securities in a variety of currencies, maturities, structures, and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held primarily in United States dollars, but also in euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. However, the reported levels of assets, liabilities, income and expenses are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar.

[2]Up to July 20, 2010, non-sovereign-guaranteed operations were limited to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program.

[3]For capital adequacy purposes "total equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries local currency cash balances, net receivable from members (but not net payable to members) and the cumulative impact of Net fair value adjustments on non-trading portfolios.

[4]For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the Inter-American Investment Corporation (IIC), a separate affiliated international organization part of the IADB Group, in the amount of $100 million are not included.

Financial Statement Reporting

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See Additional Reporting and Disclosure section for some of the more significant accounting policies used to present the financial results in accordance with GAAP, which involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[5] as "Operating Income." Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: As described in Note B to the financial statements, in the first quarter of 2010, the Bank adopted an amendment to the accounting standard for Fair Value Measurements. This amendment required further disclosures regarding fair value measurements. In addition, a new accounting update was issued in the third quarter of 2010 addressing the disclosures for financing receivables and the related allowance for credit losses at disaggregated levels; this update was adopted by the Bank in 2010.

Economic Environment

In light of the financial support that the Bank provided to the region during the 2008–2009 global financial crisis, whereby it increased lending to record levels, the Bank's lending capacity for the short to medium-term was reduced. To address this situation, in addition to the measures that were undertaken in 2009 (e.g., the elimination of the policy-based lending constraint and Canada's subscription to $4 billion in temporary callable ordinary capital stock), the Bank began negotiating an increase to its capital stock with its shareholders. To that end, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for an increase in the Bank's Ordinary Capital resources.

Despite the global financial crisis and the current economic situation, the capitalization of the Bank remains strong. In addition, the Bank's liquidity levels are robust and in line with Bank policy.

[5]References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

During 2010, the trading investments portfolio experienced net mark-to-market gains of $396 million, compared to $528 million in 2009. Net losses of $18 million (relative to purchased price) were realized, compared to $32 million in 2009. Except for $0.5 million in 2009 and $2.1 million in 2010 of principal losses, the investment portfolio continues to perform.

Financial Highlights

Lending Operations: Box 1 presents the Bank's lending summary and other selected financial data. During 2010, the Bank lending operations decreased from their 2009 record levels, but were still higher than their 2007 pre-crisis levels. This is reflected in the decrease in loans and guarantees approved and loan disbursements of $3.1 billion and $1.1 billion, respectively, as compared to 2009. Approved loans amounted to $12.1 billion (162 loans), compared to $15.3 billion[6] (147 loans) in 2009. The undisbursed portion of approved loans increased to $22.4 billion at year-end 2010 from $21.6 billion at year-end 2009.

During the year, four non-trade related guarantees without sovereign counter-guarantee were approved for $61 million (2009—one for $10 million). In addition, 131 trade finance guarantees in the aggregate amount of $239 million were issued (2009—105 guarantees in the aggregate amount of $187 million).

The portfolio of non-sovereign-guaranteed loans increased slightly to a level of $3.2 billion compared to $3.1 billion at December 31, 2009. In addition, the non-sovereign guarantees exposure decreased $163 million to $671 million compared to $834 million the previous year. As of December 31, 2010, 6.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.6% at December 31, 2009.

Total allowances for loan and guarantee losses amounted to $172 million at December 31, 2010 compared to $148 million in 2009. The Bank had non-sovereign-guaranteed loans with outstanding balances of $140 million classified as impaired at December 31, 2010 compared to $110 million at December 31, 2009. All impaired loans have specific allowances for loan losses amounting to $55 million at December 31, 2010, compared to $29 million at December 31, 2009.

Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans: Effective August 1, 2010, the Bank executed the second phase of the conversion of SCF- and CPS-adjustable rate products to USD LIBOR-based loans (the Conversion Offer), approved by the Board of Executive Directors in 2009. With this second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate.

[6]Includes $800 million (two operations) of loan approvals cancelled during the year.

Borrowing Operations: The Bank issued medium- and long-term debt securities for a total face amount of $13.7 billion equivalent (2009—$17.9 billion) that generated proceeds of $11.8 billion equivalent (2009—$16.2 billion) and had an average life of 5.3 years (2009—4.6 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

Financial Results: Operating Income for 2010 was $1,252 million, compared to $1,294 million in 2009. The decrease of $42 million was due to lower net investment gains of $82 million, an increase in net non-interest expense of $26 million and a provision for loan and guarantee losses of $24 million, compared to a credit of $21 million in 2009, which were partially offset by higher net interest income of $113 million, resulting mainly from an increase in net interest income from loans.

During 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25% and no supervision and inspection fee. While changes in interest rates will, over the long term, result in corresponding changes in operating income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in the fair values of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, the changes in fair value of lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, and the changes in fair value of equity duration swaps. During 2010, the Bank had net fair value losses on non-trading portfolios of $850 million, compared to $500 million in 2009. Fair value losses on lending swaps ($614 million) and equity duration swaps ($72 million) and losses associated with the changes in the Bank's credit spreads on the borrowing portfolio (approximately $213 million) were partially compensated by gains from changes in swap basis spreads (approximately $33 million). See Note R to the financial statements for further discussion on changes in fair value on non-trading portfolios.

Capitalization: During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk. As determined under the policy, the Bank is well capitalized.

The total equity-to-loans ratio at December 31, 2010 was 33.4% compared with 34.2% at December 31, 2009, with the decrease mainly due to an increase in loans outstanding and net

guarantee exposure of $4.8 billion, partially compensated by an increase in total equity, as defined, of $1.2 billion.

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources (IDB-9) of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would be in the form of callable capital stock. In an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors also approved the transfer of $72 million of Ordinary Capital income to the GRF and agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020.

The Board of Governors also approved an Income Management Model for the Ordinary Capital, which was implemented through the Long Term Financial Plan and is utilized in making annual decisions related to uses of Ordinary Capital income (see "Financial Risk Management—Capital Adequacy Framework—Income Management Model" below).

Asset and Liability Management: On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management. The new policy, among others, provides rules for the active management of equity duration and for limiting the bunching of debt redemptions within any 12-month period. In December 2010, asset/liability management swaps with a notional amount of $5.5 billion were carried out to maintain the equity duration within policy limits.

As part of the new asset/liability management policy, the Board of Executive Directors approved the conversion of the Bank's non-USD equity to United States dollars. Subsequently, on December 1, 2010, the Board of Executive Directors approved the conversion to United States dollars of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to maintenance of value, which were invested in the Held-to Maturity (HTM) investment portfolio. The implementation of this decision required the sale or transfer of securities from the HTM portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of investment gains of $54 million.

Other Developments During the Year:

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues to assess the impact of this financial regulatory reform on its operations.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2010	2009	2008	2007	2006
Operational Highlights					
Loans and guarantees approved[1][2]	$12,136	$15,278	$11,085	$ 8,577	$ 5,632
Gross loan disbursements	10,341	11,424	7,149	6,725	6,088
Net loan disbursements[3]	4,743	6,882	2,409	1,460	(2,527)
Balance Sheet Data					
Cash and investments-net[4], after swaps	$16,585	$20,204	$16,371	$16,301	$16,051
Loans outstanding[5]	63,007	58,049	51,173	47,954	45,932
Undisbursed portion of approved loans	22,357	21,555	19,820	16,428	16,080
Total assets	87,217	84,006	72,510	69,907	66,475
Borrowings outstanding[6], after swaps	57,874	57,697	47,779	45,036	43,550
Equity					
Callable capital stock[7]	100,641	100,641	96,599	96,613	96,613
(of which, subscribed by United States, Canada, Japan and the other nonregional members)	52,329	52,329	48,287	48,302	48,302
Paid-in capital stock	4,339	4,339	4,339	4,340	4,340
Retained earnings[8]	16,621	16,335	15,105	16,013	15,468
Total	20,960	20,674	19,444	20,353	19,808
Income Statement Data					
Loan income, after swaps	$ 1,830	$ 2,002	$ 2,355	$ 2,436	$ 2,466
Investment income (loss)	624	831	(973)	487	619
Other interest income	7	—	—	—	—
Borrowing expenses, after swaps	550	951	1,764	2,135	2,070
Loan and guarantee loss provision (credit)	24	(21)	93	(13)	(48)
Net non-interest expense	635	609	497	518	436
Operating Income (Loss)	1,252	1,294	(972)	283	627
Net fair value adjustments on non-trading portfolios[9]	(850)	(500)	950	(149)	(384)
Board of Governors approved transfers	(72)	—	—	—	—
Net income (loss)	330	794	(22)	134	243
Ratios					
Net borrowings[10] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other nonregional members	80.6%	74.1%	69.3%	61.2%	57.9%
Interest coverage ratio[11]	3.28	2.36	0.45	1.13	1.30
Total equity[12] to loans[13] ratio	33.4%	34.2%	35.3%	40.2%	40.8%
Cash and investments as a percentage of borrowings outstanding, after swaps	28.7%	35.0%	34.3%	36.2%	36.9%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	3.12%	3.75%	4.85%	5.35%	5.22%
Average liquid investments[14]	3.37%	4.29%	(5.27%)	2.93%	4.39%
Average earning assets	3.14%	3.89%	2.14%	4.69%	5.02%
Average cost of:					
Borrowings outstanding during the year	0.96%	1.78%	3.84%	4.92%	4.78%
Total funds available	0.71%	1.32%	2.66%	3.36%	3.40%

[1] In 2009, includes $800 million of loan approvals cancelled during the year.
[2] Excludes guarantees issued under the Trade Facilitation Program.
[3] Includes gross loan disbursements less principal repayments.
[4] Net of Payable for investment securities purchased and cash collateral received and Receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $655 million in 2010.
[6] Net of premium/discount.
[7] Includes $4,039.9 million capital subscription received from Canada in 2009 for 334,887 shares of non-voting callable capital stock redeemable from 2014 to 2017.
[8] Includes Accumulated other comprehensive income.
[9] Previously known as Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value.
[10] Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).
[11] The interest coverage ratio is computed using Operating Income (Loss).
[12] "Total equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[13] Includes loans outstanding and net guarantee exposure.
[14] Geometrically-linked time-weighted returns.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors, provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's objective is to promote sustainable growth, poverty reduction and social equity. The Report on the Ninth General Increase in the Resources of the Bank identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the ongoing progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted an emergency lending program to address financial or economic crises.

In addition, the Bank lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing and are subject to certain eligibility requirements and volume limits. The Bank also lends to other development institutions for on-lending purposes without a sovereign guarantee. Until December 31, 2012, non-sovereign-guaranteed operations will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity, as defined.[7] As of September 30, 2010 (the date of the latest quarterly report to the Board of Executive Directors), the risk capital requirements of non-sovereign-guaranteed operations was $1.1 billion, or 5% of total equity, as defined.

Non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $3.1 billion and $10.1 billion, policy-based lending between $0.8 billion and $3.5 billion, and non-sovereign-guaranteed lending between $0.6 billion and $2.1 billion. There were no emergency loan approvals in 2010 compared to $500 million approved in 2009. In addition, approvals under the Liquidity Program in 2009, the last year this product was available, amounted to $1.1 billion.[8]

During 2010, loan approvals totaled $12.1 billion compared to $15.3 billion[8] in 2009. A summary of loan approvals by country during 2010 and 2009 appears in **Table 1**. By loan type,

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2006 through 2010
(Expressed in billions of United States dollars)



18
16
14
12
10
8
6
4
2
0
Total 5.4
0.6
1.7
3.1
Total 7.7
0.8
5.7
Total 11.1
1.5
6.6
Total 15.3
0.5
2.6
10.1
Total 12.1
3.5
7.8
2006
2007
2008
2009
2010
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Liquidity Program
Emergency Lending
Non-Sovereign-Guaranteed

Table 1: LOAN APPROVALS BY COUNTRY[(1)]
For the years ended December 31, 2010 and 2009
(Expressed in millions of United States dollars)

COUNTRY	2010	2009
Argentina	$ 1,165	$ 1,601
Barbados	85	80
Belize	10	28
Bolivia	141	134
Brazil	2,260	2,959
Chile	69	57
Colombia	685	1,347
Costa Rica	92	45
Dominican Republic	335	992
Ecuador	509	505
El Salvador	435	327
Guatemala	291	645
Guyana	18	17
Honduras	250	50
Jamaica	630	401
Mexico	2,952	3,127
Nicaragua	125	92
Panama	340	705
Paraguay	152	224
Peru	341	447
Suriname	12	15
Trinidad and Tobago	140	49
Uruguay	88	326
Venezuela	890	1,000
Regional	60	95
Total	$12,075	$15,268

[(1)] Includes non-sovereign-guaranteed loans.

[7]Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

[8]Includes $800 million of loan approvals under the Liquidity Program cancelled during the year.

approvals decreased in almost all categories from their 2009 historical record levels. Investment, Liquidity Program, emergency and non-sovereign-guaranteed loan approvals decreased $2.3 billion, $1.1 billion, $0.5 billion and $0.2 billion, respectively, while policy-based loan approvals increased $0.9 billion.

At December 31, 2010, the total volume of outstanding loans was $63.0 billion, $5.0 billion higher than the $58.0 billion at December 31, 2009. This increase was mainly due to a higher level of loan disbursements ($10.3 billion) than collections ($5.6 billion, including prepayments of $1.3 billion). Undisbursed balances at December 31, 2010, totaled $22.4 billion, an increase of $0.8 billion from December 31, 2009. This change was mainly due to higher loan approvals than disbursements and cancellations.

During 2010, the portfolio of non-sovereign-guaranteed loans increased to a level of $3.2 billion compared to $3.1 billion at December 31, 2009. In addition, the non-sovereign guarantee exposure decreased $163 million to $671 million compared to $834 million the previous year. As of December 31, 2010, 6.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.6% at December 31, 2009.

A summary statement of loans outstanding by country at December 31, 2010 and 2009 is set forth in Appendix I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: The Bank currently offers market-based products that provide borrowers with flexibility to select terms that are compatible with their debt management strategy. **Table 2** presents the currently available financial terms for sovereign-guaranteed loans. As of December 31, 2010, the Bank offers two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: SCF LIBOR-based loans and Local Currency Facility (LCF) loans. The Bank also offers emergency loans with sovereign guarantee.

The SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. The Bank also offers its borrowers an option to convert their SCF LIBOR loan balances to fixed-base cost rate.

Under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

	Single Currency Facility	Local Currency Facility	Emergency Lending Facility
Interest rate option	LIBOR-based loans [3]	Fixed-base cost, floating, inflation-linked, subject to market availability	LIBOR-based loans
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies	Any borrowing member currency, subject to market availability	USD
Cost Base	3-month LIBOR	Local currency equivalent of the USD projected funding cost or actual funding cost	6-month LIBOR
Funding Cost Margin	Weighted average cost margin of debt allocated to this product	Not applicable	Not applicable
Lending Spread [1][2]	95	95	400
Credit commission [1][2]	25	25	75
Supervision and inspection fee[1][2]	0	0	Not applicable
Front-end fee [1]	Not applicable	Not applicable	100
Maturity [4]	15–25 years	15–25 years, subject to market availability [5]	5 years
Grace Period [4]	For investment loans: 6 months after original disbursement period. For policy-based loans: 5 years.		3 years

[1] Loan charges expressed in basis points (bps).
[2] Loan charges on sovereign-guaranteed loans, excluding emergency lending, are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-months period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
[3] SCF LIBOR-based loan balances can be converted to fixed-base cost rate or the LCF, subject to certain conditions.
[4] For SCF "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) maturity is 30 years and grace period is 6 years.
[5] The maturity of disbursements/conversions is limited by the tenors available in the market. When the maturity of the Bank's funding in local currency is shorter than the original maturity of the loan, partial maturity disbursements/conversions will be offered, such that borrowers have the option to roll over the balance at maturity of the original funding, subject to market availability and agreement on pricing. Alternatively, the Bank offers the ability to change the original amortization schedule at time of disbursement/conversion such that (i) the weighted average life (WAL) of the revised schedule does not exceed the original WAL of the loan and (ii) the final original maturity of disbursed/converted amounts does not exceed the final maturity of the loan.

local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. At December 31, 2010, the Bank had local currency sovereign guaranteed loans outstanding of $2.1 billion, which were swapped back-to-back to United States dollars.

The Bank offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans generally can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Previously Available Financial Terms: Up to June 30, 2009, the Bank offered SCF adjustable rate loans with interest rates adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In the past, the Bank also offered loans under the CPS. For these loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the emergency lending category.

Conversion of SCF and CPS Adjustable Rate Loans to LIBOR-Based Loans—Second Execution: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof.

As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed-base cost rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis over LIBOR determined at the time of execution of the conversion, plus the Bank's lending spread.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32.0 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate. In addition, the Bank executed interest rate and currency swaps for a total notional amount of approximately $10.3 billion.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-3 to the financial statements.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[(1)]
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010		2009	
	Amount	**%**	**Amount**	**%**
SCF-LIBOR-based	$25,322	40.2	$18,057	31.1
SCF-fixed-base cost	28,409	45.1	25,629	44.2
SCF-adjustable	1,305	2.1	4,158	7.2
LCF	2,110	3.3	1,470	2.5
Emergency lending	500	0.8	300	0.5
Liquidity Program	102	0.2	116	0.2
Non-sovereign-guaranteed-fixed	669	1.1	514	0.9
Non-sovereign-guaranteed-floating	2,366	3.8	2,369	4.1
Currency Pooling System	1,603	2.5	4,665	8.0
U.S. Dollar Window	415	0.7	549	0.9
Others	206	0.2	222	0.4
Total	$63,007	100.0	$58,049	100.0

(1) Non-sovereign-guaranteed loans in the amount of $189 million (2009—$202 million) to other development institutions are included in SCF-LIBOR-based, U.S. Dollar Window and Others, as applicable.

Of the $22.4 billion undisbursed loan balances at December 31, 2010, 84% pertains to the SCF-LIBOR based, 5% to the SCF-adjustable and 9% to the non-sovereign-guaranteed floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where either a cost pass-through of the funding cost is not applicable or the currency of the loans is not the same as the one of the underlying funding.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Loans under the Liquidity Program)
Loan charges are established annually by the Board of Executive Directors taking into consideration the trade-offs presented in the new Long-Term Financial Plan (see "Financial Risk Management—Capital Adequacy Framework—Income Management Model" below). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses, adjusted for 90% of the income from the Bank's non-sovereign-guaranteed operations.

During late 2010, the Board of Executive Directors approved lending spreads for 2011 of 0.80%, a credit commission of 0.25% and no supervision and inspection fee. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2008:			
First semester	0.15	0.10	—
Second semester ...	0.30	0.25	—
2009:			
First semester	0.30	0.25	—
Second semester ...	0.95	0.25	—
2010:			
First semester	0.95	0.25	—
Second semester ...	0.95	0.25	—

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2010, four non-trade-related guarantees without sovereign counter-guarantee were approved for $61 million (2009—one for $10 million). In addition, the Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. During 2010, 131 trade-finance guarantees in the aggregate amount of $239 million were issued. This compares with 105 guarantees in the aggregate amount of $187 million issued in 2009.

As of December 31, 2010, guarantees of $814 million (2009—$988 million), including $153 million issued under the TFFP (2009—$97 million), were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure on non-sovereign guarantees, net of reinsurance, was $671 million at December 31, 2010 (2009—$834 million).

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by resources from the Ordinary Capital's special programs, funds under administration, and, up to December 31, 2010, FSO resources. In 2010, the Bank provided technical assistance for a total of $296 million (2009—$266 million), including $86 million (2009—$95 million) funded by the Ordinary Capital.

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

The Bank's new liquidity policy (approved in December 2009 and in effect beginning January 1, 2010) targets an investment portfolio sufficient to cover between six and twelve months of debt repayments and loan disbursements. The new policy allows Management to manage liquidity more dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year and sent to the Board of Executive Directors for their information. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Bank's Discount Note Program and assets with limited or restricted availability. The policy band may be reviewed during the year depending on whether or not there are any changes in the components that generate the band (i.e., loan disbursements and debt redemptions, as well as net guarantee exposure). At December 31, 2010,

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations even at times when access to the capital markets becomes temporarily impaired. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

liquidity was $16.2 billion, within policy limits. During the year, liquidity, as defined, averaged $15.6 billion compared to $13.7 billion in 2009.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Up to December, 2010, liquid investments were maintained in three distinct sub-portfolios: transactional and operational (trading investments portfolio) and HTM, each with different risk profiles and performance benchmarks. Effective in December 2010, the HTM portfolio was discontinued. See "Financial Risk Management—Market Risk—Asset and Liability Management" for further information. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consisted primarily of the special reserve assets, which are now part of the trading investments portfolio.

Investments of up to 10% of the portfolio may be contracted out to external managers. At December 31, 2010, the Bank had investments of $571 million or 3.4% of the total investments portfolio (2009—$566 million or 2.8%) managed by external firms.

The returns of the liquid investment portfolios in 2010 and 2009 are shown in **Table 5.** The decrease in the return of the trading investments portfolio in 2010, as compared to 2009, is primarily due to a slow-down in the recovery of the financial markets, which resulted in lower mark-to-market investment gains, and lower overall interest rates. The increase in the return of the HTM portfolio was due to the recognition of unrealized gains as a result of the discontinuation of the portfolio in December 2010. Excluding these gains, which amounted to $54 million, the HTM portfolio return would have been 2.39%, lower than last year mostly due to the lower interest rates environment.

Table 5: LIQUID INVESTMENT PORTFOLIOS[1]
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010		2009	
Portfolio	Ending Balance	Financial Return (%)[2][3][4]	Ending Balance	Financial Return (%)[2][3][4]
Transactional	$ 4,504	0.21	$ 5,066	0.40
Operational	11,852	4.51	11,140	6.08
Held-to-Maturity	—	4.41	3,756	2.75
Overall Portfolio	$16,356	3.37	$19,962	4.29

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.
[4] Includes gains and losses.

Performance and Exposure of Liquid Investments Portfolio

The liquid investments portfolio continued to recover during 2010 as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. Exposure to structured assets was reduced through repayments at par and selected asset sales. However, as a result of the still weak economic fundamentals in the world's major economies and the ongoing deleveraging of financial institutions, the recovery in market pricing for structured securities has lagged other sectors.

The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors improved, permitting the execution of limited sales thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

In 2010, the Bank recognized $396 million of mark-to-market gains in its trading investments portfolio (2009—$528 million). These investment gains substantially relate to the $3.0 billion asset-backed and mortgage-backed securities portion of the portfolio. However, liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted. At December 31, 2010, 38.4% of this portion of the portfolio is still rated AAA (2009—56.1%), 77.9% is rated investment grade (2009—85.4%), and except for $0.5 million in

2009 and $2.1 million in 2010 of principal losses, the portfolio continues to perform. During 2010, the Bank's holdings of these securities were primarily reduced by repayments at par of $1,012 million (2009—$753 million). Net losses of $18 million (relative to purchase price) were realized in 2010, compared to $32 million in 2009.

While there has been some downward ratings migration, it is important to note that rating agency changes lag market moves and events. Downgrades have continued, though at a much slower pace, even as market prices recovered further during the year.

The exposure for the whole investment portfolio amounted to $16.4 billion at December 31, 2010 compared to $20.0 billion at December 31, 2009. The quality of the overall portfolio continues to be high, as 79.0% of the credit exposure is rated AAA and AA (2009—75.3%), 11.6% carry the highest short-term ratings (A1+) (2009—13.3%), 4% is rated A (2009—7.2%), and 5.4% is rated below A/A1+ (2009—4.2%). **Table 6** shows a breakdown of the trading investments portfolio at December 31, 2010 and 2009 by major security class together with unrealized gains and losses included in Income (loss) from Investments-Net gains (losses) on securities held at the end of the respective year.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2010 and 2009
(Amounts expressed in million of United States dollars)

	2010		2009	
Security Class	Fair Value[1]	Unrealized Gains (Losses)[2]	Fair Value[1]	Unrealized Gains (Losses)[2]
Obligations of the United States Government and its corporations and agencies	$ 822	$ —	$ 819	$ —
U.S. government-sponsored enterprises	505	(7)	540	3
Obligations of non-U.S. governments and agencies	7,045	8	6,574	17
Bank obligations	5,054	(10)	4,458	57
Corporate securities	—	—	49	7
Mortgage-backed securities	1,925	165	2,337	184
U.S. residential	573	87	574	62
Non-U.S. residential	875	21	1,248	109
U.S. commercial	182	44	165	12
Non-U.S. commercial	295	13	350	1
Asset-backed securities	1,043	106	1,558	114
Collateralized loan obligations	633	64	1,028	78
Other collateralized debt obligations	152	30	135	(13)
Other asset-backed securities	258	12	395	49
Total trading investments	$16,394	$262	$16,335	$382

[1] Includes accrued interest of $38 million and $31 million in 2010 and 2009, respectively, presented in the Balance Sheet under Accrued interest and other charges.

[2] Represents unrealized gains and losses included in Income (loss) from Investments—Net gains (losses) for the corresponding year.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2010 is presented in Appendix I-4 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, payable for investment securities purchased and cash collateral received, Due to IDB Grant Facility, and postretirement benefit liabilities.

SOURCES OF FUNDS

Equity

Equity at December 31, 2010 was $21.0 billion compared with $20.7 billion at December 31, 2009. The increase of $0.3 billion primarily reflects the Operating Income for the year of $1,252 million partially offset by Net fair value adjustments on non-trading portfolios of $850 million, Board of Governors approved transfers of $72 million and Other comprehensive loss of $44 million (essentially composed of the decrease in the funded status of the Bank's pension and postretirement plans of $19 million and negative translation adjustments of $25 million).

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 7** presents the composition of the total equity-to-loans ratio at December 31, 2010 and 2009. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

As presented in **Table 7**, the total equity-to-loans ratio decreased from 34.2% at December 31, 2009, to 33.4% at December 31, 2010. The decrease was mainly due to an increase of $4.8 billion in loans outstanding and net guarantee exposure, partially offset by an increase in total equity, as defined, of $1.2 billion, mostly resulting from Operating Income of $1,252 million less Board of Governors approved transfers of $72 million. **Figure 2** presents the changes in the total equity-to-loans ratio during the last five years. Prior to 2007, the total equity-to-loans ratio had increased steadily as a result of the growth in the total equity, as defined, and lower loans outstanding. From 2008, the total equity-to-loans ratio reflects the increase in Bank lending to the region.

Table 7: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010	2009
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve[1]	14,055	13,766
Special reserve[1]	2,566	2,569
	20,960	20,674
Plus:		
Allowances for loan and guarantee losses	172	148
Minus:		
Borrowing countries' local currency cash balances	136	131
Cumulative net fair value adjustments on non-trading portfolios	(322)	528
Total equity, as defined	$21,318	$20,163
Loans outstanding and net guarantee exposure	$63,731	$58,935
Total equity-to-loans ratio	33.4%	34.2%

[1] Includes Accumulated other comprehensive income.

Figure 2: TOTAL EQUITY-TO-LOANS RATIO


44%
38%
32%
26%
40.8%
40.2%
35.3%
34.2%
33.4%
2006
2007
2008
2009
2010

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2010, subscribed capital stock was $105.0 billion, of which $4.3 billion had been paid-in and $100.6 billion was callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2010, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable

capital stock, increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. As a result, the authorized ordinary capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares, authorized and subscribed. The paid-in ordinary capital stock of the Bank remained unchanged. The terms and conditions of Canada's subscription to non-voting callable capital stock stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date. If the Board of Governors approves an increase in the Bank's authorized ordinary capital stock prior to such transfer of the shares, Canada shall have the right to transfer to the Bank an amount of the shares equal in value to such additional ordinary capital shares on the corresponding subscription date.

Capital Increase: On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase in the Bank's Ordinary Capital resources of $70 billion that would be subscribed to in United States dollars by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital stock and the remainder would represent callable capital stock.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

In 2010, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $11.8 billion compared to $16.2 billion in 2009. The decrease in borrowings was due, primarily, to lower net loan disbursements of $2.1 billion as well as the positive impact on the Bank's liquidity levels of the conversion of $3.0 billion of non-borrowing member currency holdings subject to maintenance of value. Borrowing operations for 2010 and 2009 are summarized in **Table 8**.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2010, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with three-, five-, seven- and ten-year maturities for a combined amount of $6.5 billion. Bonds denominated in borrowing member country currencies in the aggregate amount of $733 million were issued (2009—$303 million), composed of the following currencies: Brazilian reais—$707 million, Mexican pesos—$16 million and Colombian pesos—$10 million (2009—Brazilian reais—$246 million, Costa Rican colones—$15 million, and Mexican pesos—$42 million). In addition, the Bank transacted various bonds denominated in Australian dollars, Indian rupees, Indonesian rupiahs, New Zealand dollars, South African rand, Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2010, as compared to 2009, are shown in **Figure 3**. In 2010

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other nonregional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2010, Net Borrowings represented 80.6% of the subscribed callable capital stock of the non-borrowing member countries compared to 74.1% in 2009. Accordingly, the unused borrowing capacity at the end of the year amounted to $10.1 billion, compared to $13.5 billion in 2009.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010	2009
Total medium- and long- term borrowings[1]	$11,789	$16,240
Average life (years)[2]	5.3	4.6
Number of transactions	85	81
Number of currencies	10	10

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.


2010
Others 2%
Latin American Currencies 5%
Indian Rupees 3%
Indonesian Rupiahs 3%
Australian Dollars 14%
U.S. Dollars 73%
2009
Others 2%
Latin American Currencies 2%
Swiss Francs 3%
Australian Dollars 9%
U.S. Dollars 84%

Figure 3: BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2010 and 2009

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.


Borrowings, before swaps
Floating & adjustable 9%
Fixed 91%
Borrowings, after swaps
Fixed 12%
Floating 88%

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2010

[1] Medium- and long-term borrowings only.

and 2009, all non-United States dollar borrowings were initially swapped into United States dollars.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. During 2010, the Bank called $506 million of its borrowings (2009—$176 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2010, all the new fixed rate borrowings were initially swapped into United States dollars at floating rates. **Figures 4** and **5** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2010. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K and L and Appendix I-4 to the financial statements.


Borrowings, before swaps
Others 32%
Euro 2%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 63%
Borrowings, after swaps
Euro 4%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 93%

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2010

[1] Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income (Loss)
Operating Income (Loss) includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains (losses), the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 9** shows the breakdown of Operating Income (Loss) during the last three years.

Table 9: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	2010	2009	2008
Loan interest income	$1,764	$1,934	$2,301
Investment interest income	178	303	632
Other interest income	7	—	—
	1,949	2,237	2,933
Less:			
Borrowing expenses	550	951	1,764
Net interest income	1,399	1,286	1,169
Other loan income	66	68	54
Net investment gains (losses)	446	528	(1,605)
Other expenses (credits):			
Provision (credit) for loan and guarantee losses	24	(21)	93
Net non-interest expense	635	609	497
Total	659	588	590
Operating Income (Loss)	$1,252	$1,294	$ (972)

Year 2010 versus 2009: The Operating Income for 2010 was $1,252 million compared to $1,294 million in 2009, a decrease of $42 million. This decrease was due to lower net investment gains of $82 million, higher net non-interest expense of $26 million, and a provision for loan and guarantee losses of $24 million, compared to a credit of $21 million in 2009, which were partially offset by higher net interest income of $113 million, resulting mainly from an increase in net interest income from loans.

Year 2009 versus 2008: The Operating Income for 2009 was $1,294 million compared to an Operating Loss of $972 million in 2008, an income increase of $2,266 million. This increase was substantially due to higher net interest income of $117 million, net investment gains of $528 million, compared to losses of $1,605 million in 2008, and a credit for loan and guarantee losses of $21 million, compared to a provision of $93 million in 2008, which were partially offset by higher net non-interest expense of $112 million.

Net Interest Income
Year 2010 versus 2009: The Bank had net interest income of $1,399 million in 2010, compared to $1,286 million in 2009. The increase of $113 million was substantially due to higher net interest income from loans. The lending spread on most of the Bank's loans increased from an average of 0.63% in 2009 to 0.95% in 2010 while the average loan balance increased by $5,298 million. The effect of this increase was partially offset by a reduction in the return on the portion of the portfolio funded with equity.

Year 2009 versus 2008: The Bank had a net interest income of $1,286 million in 2009 compared to $1,169 million in 2008. The increase was substantially due to an increase in the amount of, and the interest margin generated by, the Bank's regular loans (generated by the increase in the lending spread on sovereign loans during the second semester of 2009), which was partially offset by the decrease in market interest rates.

Net Investment Gains (Losses)
Year 2010 versus 2009: The Bank's trading investments portfolio contributed net mark-to-market gains of $396 million, compared to $528 million in 2009, a decrease of $132 million mostly due to a slow-down in the recovery of the financial markets. In addition, the Bank recognized net gains of $50 million from the HTM portfolio substantially resulting from the discontinuance of this portfolio.

Year 2009 versus 2008: In 2009, the Bank had net mark-to-market gains of $528 million from its trading investments portfolio, compared to losses of $1,605 million in 2008, as a result of the financial markets recovery that started during the second quarter of 2009.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2010, 2009, and 2008 are shown in **Table 10.**

Table 10: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2010		2009		2008	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$58,732	3.01	$53,434	3.62	$48,589	4.74
Liquid investments[2][3]	19,631	3.37	19,061	4.29	16,550	(5.27)
Total earning assets	$78,363	3.10	$72,495	3.80	$65,139	2.20
Borrowings	$57,555	0.96	$53,372	1.78	$46,007	3.84
Net interest margin[4]		1.79		1.77		1.79

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 11.**

Table 11: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2010	2009	2008
Administrative expenses			
Staff costs	$401	$361	$332
Consultant fees	78	70	69
Operational travel	25	24	22
Realignment expenses	1	11	5
Other expenses	79	76	73
Total gross administrative expenses	584	542	501
Less: Share of Fund for Special Operations	(11)	(12)	(62)
Net administrative expenses	573	530	439
Service fee revenues	(5)	(5)	(5)
Special programs	83	94	69
Other income	(16)	(10)	(6)
Net non-interest expense	$635	$609	$497

Year 2010 versus 2009: Net non-interest expense increased from $609 million in 2009 to $635 million in 2010. The increase is substantially due to higher net pension and postretirement benefit costs of $25 million due to the change in the attribution period for medical benefits in 2009, which is being amortized over two years.

Year 2009 versus 2008: Net non-interest expense increased by $112 million in 2009 mainly due to a reduction in the percentage of administrative expenditures charged to the FSO, as approved by the Board of Executive Directors ($50 million), an increase in Special programs of $25 million and an increase in staff costs of $29 million.

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. Three risk management units of the Bank—capital adequacy/ALM, treasury risk and credit risk—are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2010 and 2009, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6.**

Relative to December 31, 2009, **Figure 6** shows that the relative amount of lending exposure to sovereign borrowers rated at investment grade and B+ to B– levels increased from 44% to 46% and from 20% to 26%, respectively, while the lending exposure to sovereign borrowers in the BB+ to BB– and CCC+ to C categories decreased from 25% to 22% and from 4% to 0%, respectively. The lending exposure in the non-sovereign-guaranteed category decreased from 7% to 6%. No borrower was in selective default. Note that the weighted average credit quality of the Bank's sovereign lending exposure remains at the BB level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited only by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, from 2009 to 2010, the lending exposure concentration remained basically unchanged. About 68% of the total exposure still is held by the five largest borrowers.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LEADING EXPOSURE REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES
December 31, 2010 and 2009


2010
B+ to B–
26%
Investment
grade
46%
Non-sovereign
guaranteed
6%
BB+ to BB–
22%
2009
B+ to B–
20%
Non-sovereign
guaranteed
7%
CCC+
to C
4%
BB+ to BB–
25%
Investment
grade
44%

Figure 7: CONCENTRATION OF LENDING EXPOSURE
December 31, 2010 and 2009


2010
6–10
14%
11–15
9%
1–5
68%
16–20
2%
21–25
1%
Non-Sovereign-
guaranteed 6%
2009
6–10
14%
11–15
8%
1–5
68%
16–20
2%
21–25
1%
Non-sovereign-
guaranteed 7%

capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing policy.

Capital Adequacy Framework: During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk. The new policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: As part of the IDB-9, the Board of Governors mandated that the Bank adopt an Income Management Model (IMM) that relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated fashion. The implementation of the IMM is done through the Ordinary Capital Long-Term Financial Plan (LTFP), which is utilized in making annual decisions regarding the level of loan charges, the availability of resources for the GRF, other allocations of income, and their impact on the Bank's long-term sustainable lending capacity.

With the approval of the IMM, the Board of Governors also established a minimum level of loan charges for sovereign-guaranteed loans such that the income generated by these charges (adjusting for 90% of the income from the Bank's non-sovereign-guaranteed operations) cover 90% of the Ordinary Capital's administrative expenses.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 12.**

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, the Private Sector Non-Accrual and Loss Provisioning Committee,

Table 12: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

chaired by the Head of the Risk Management Office, determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 51 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988—1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2010, the Bank had non-sovereign-guaranteed loans classified as impaired for $140 million (2009—$110 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $24 million was recognized during 2010 (2009—credit of $21 million). Total allowances of $172 million were maintained at December 31, 2010 (2009—$148 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 4.2% of the corresponding combined outstanding portfolios (2009—3.5%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2010, the exposure for the whole investment portfolio amounted to $16.4 billion, compared to $20.0 billion as of December 31, 2009. The credit quality of the investment portfolio continues to

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2010 and 2009


2010
Below A/A1+ 5.4%
A1+ 11.6%
A 4.0%
AA 37.6%
AAA 41.4%
2009
Below A/A1+ 4.2%
A1+ 13.3%
A 7.2%
AA 23.1%
AAA 52.2%

be high, as 79.0% of the issuers are rated AAA and AA, 11.6% carry the highest short-term ratings (A1+), 4% are rated A, and 5.4% are rated below A/A1+, compared to 75.3%, 13.3%, 7.2%, and 4.2%, respectively, in 2009. **Figure 9** provides details of the current credit exposure (netted by counterparty and after consideration of collateral held) on the swap portfolio, by counterparty rating category. Excluding collateral, the credit exposure from swaps increased from $3 billion at December 31, 2009 to $4.8 billion at December 31, 2010. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $4.1 billion. Total uncollateralized swap exposure at December 31, 2010 was $0.7 billion, compared to $0.3 billion in 2009.

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2010 and 2009


2010
AA 92.4%
A 7.6%
2009
AA 91.4%
A 8.6%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. In addition, the Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band.

On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management. The new policy, among others, provides rules for the active management of equity duration and for limiting the bunching of debt redemptions within any 12-month period. In December 2010, asset/liability management swaps with a notional amount of $5.5 billion were carried out to maintain the equity duration within policy limits.

As part of the new asset/liability management policy, the of Board of Executive Directors approved the conversion of non-USD equity to United States dollars. Subsequently, on December 1, 2010, the Board of Executive Directors approved the conversion of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to maintenance of value, which were invested in the HTM investment portfolio. The implementation of this decision required the sale or transfer of securities from the HTM portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of unrealized investment gains.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2010; the remaining 7% are emergency and Liquidity Program loans, non-sovereign-guaranteed loans and fixed-rate loans. A small portion of the

cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches, on an after-swap basis, its borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank maintains the currencies of equity funded assets in the same currencies as its equity.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2010 and 2009.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes or systems, human factors or external events, that can cause financial losses or result in the inability of the


ASSETS — 2010
Swiss Francs 1%
Japanese Yen 1%
Euro 2%
U.S. Dollars 96%
LIABILITIES — 2010
Swiss Francs 1%
Japanese Yen 2%
Euro 3%
U.S. Dollars 94%
ASSETS — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 6%
U.S. Dollars 91%
LIABILITIES — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 7%
U.S. Dollars 90%

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES December 31, 2010 and 2009

Bank to achieve its strategic goals and objectives. These risks generally arise from business disruption events caused by breakdowns in information systems and natural disasters, transaction processing errors or omissions, and breach of physical safeguard and security, including information systems. In addition, operational risk includes fraud and failures in the Bank's execution of its contractual, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies. Furthermore, the Bank is in the process of developing a framework to complement its current practices and enhance the assessment, coordination, mitigation, and reporting of operational risks across the different business units.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework for its financial reporting, and has in place an annual process for Management to report on the effectiveness of the internal control over financial reporting, and for the external auditors to audit and issue an opinion as to the effectiveness of the internal control over financial reporting. The Management report and external auditors' opinion on internal control over financial reporting for 2010 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e., external prices and parameters) and the consistent application of this approach from period to period.

The interest component of the changes in the fair value of trading securities and related derivatives is presented in Income (loss) from Investments-Interest in the Statement of Income and Retained Earnings. The remaining changes in fair value of those securities are presented in Income (loss) from Investments-Net gains (losses). The interest component of the changes in fair value of borrowings and lending, borrowing and equity duration derivatives is recorded in Borrowing expenses, Income from loans and Other interest income, respectively. The remaining changes in fair value of these instruments are reported in Net fair value adjustments on non-trading portfolios. See Note R to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on cost allocation formulas approved by the Board of Executive Directors or the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note S to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2010, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one appointed by Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including: the Audit Committee; the Budget and Financial Policies Committee; the Conduct Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Mattia Adani (Italy)	Ulrike Metzger (Germany)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Gustavo Arnavat (United States)	* (United States)	United States
Adina Bastidas (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Richard Bernal (Jamaica)	Kurt Kisto (Trinidad and Tobago)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Hugo Rafael Cáceres (Paraguay)	Marcelo Bisogno (Uruguay)	Bolivia, Paraguay and Uruguay
Manuel Coronel Novoa (Nicaragua)	Carmen María Madríz (Costa Rica)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Alejandro Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
José Carlos Miranda (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Cecilia Ramos Ávila (Mexico)	Muriel Alfonseca (Dominican Republic)	Dominican Republic and Mexico
Marc-Olivier Strauss-Kahn (France)	Orla Bakdal (Denmark)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Yasusuke Tsukagoshi (Japan)	Gerald Duffy (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Juan Valdivia Romero (Peru)	Roberto Prieto Uribe (Colombia)	Colombia and Peru
Vinita Watson (Canada)	Peter Cameron (Canada)	Canada

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communications of Senior Management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Procurement Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources and the provision of support services, ensuring effective and efficient performance by the financial, legal, information technology, budget, and human resources staff.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group[9] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge

[9] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

Jaime A. Sujoy	Vice President for Finance and Administration
Steven J. Puig	Vice President for Private Sector and Non-Sovereign Guaranteed Operations
Eduardo Lora	General Manager and Chief Economist, Department of Research, a.i.
Carlos Hurtado	General Manager, Country Department Southern Cone
Fidel Jaramillo	General Manager, Country Department Andean Group, a.i.
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Gerard Johnson	General Manager, Country Department Caribbean Group
Germán Quintana	Secretary of the Bank
J. James Spinner	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
John R. Hauge	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Guillermo Miranda	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Julie T. Katzman	General Manager, Office of the Multilateral Investment Fund, a.i.
Luis Giorgio	Chief, Office of the Presidency
George de Lama	Advisor, Office of External Relations
Alexandre Meira Rosa	Sector Manager, Infrastructure and Environment Sector
Kei Kawabata	Sector Manager, Social Sector
Ana Maria Rodriguez-Ortiz	Sector Manager, Institutional Capacity and Finance Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Graciela Schamis	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Advisor, Office of Outreach and Partnerships
Javier Molina	Advisor, Office of Risk Management, a.i.
Brígida Benitez	Chief, Office of Institutional Integrity
Alan N. Siegfried	Executive Auditor

Stephen A. Quick is the Director of the Office of Evaluation and Oversight

Ethical Matters
The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/get document.aspx?docnum=1239020, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/get document.aspx?docnum=812259, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has an Ethics Officer and separate Committees responsible for the interpretation and enforcement of the Codes for employees and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties extended, on a yearly basis through 2006, E&Y's appointment. In 2007, E&Y won a new competitive bidding and was appointed as the Bank's external auditors for a second five-year period ending in 2011.

Contracted fees for audit services provided to the Bank by E&Y in connection with the 2010 financial statement and internal control audits amount to $1,272,000. In addition, E&Y was paid $133,000 during 2010 for services related to bond issuance. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2010 audits are $406,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Audit Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by Management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2010, the FSO's fund balance amounted to $5.3 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers. Outstanding FSO loans totaled $4.0 billion, and the undisbursed portion of approved loans amounted to $1.0 billion.

Increase in the Resources of the FSO

As part of the IDB-9, on July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase in the resources of the FSO, consisting of an additional $479 million (in net present value terms) of new contribution quotas to be paid by Bank members in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of $479 million, established at $517.3 million, starting in 2011. Pursuant to the terms of the IDB-9, any Bank member may elect to make a contribution to the FSO in advance of the Board of Governors' approval of the increase in the resources of the FSO, either constituting its entire share of the proposed increase in resources or the first installment of such increase.

Debt Relief

As part of the IDB-9, the Board of Governors approved, effective upon the receipt of advance contributions to the FSO by the Bank members as part of the proposed increase in the resources of the FSO, (i) the full cancellation of Haiti's debt to the FSO and (ii) the transfer of all undisbursed loan balances from the FSO to the GRF and the subsequent conversion to non-reimbursable grants. Upon the receipt of advance contributions from certain member countries in 2010, Haiti's debt to the FSO in the amount of $484 million was cancelled and undisbursed loan balances of $144 million were transferred to the GRF and subsequently converted to non-reimbursable grants.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for selected loans with increased subsidy under the Heavily Indebted Poor Countries I Initiative) of the interest rate due on such loans. The IFF is funded from income earned on its own investments.

IDB GRANT FACILITY

The GRF was created in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. Up to December 31, 2009, the GRF was fully funded by general reserve transfers from the FSO. As part of the IDB-9, the Board of Governors may approve, on an annual basis, income transfers of Ordinary Capital income to the GRF beginning in 2010 and through 2020. During 2010, the Bank approved income transfers from the Ordinary Capital in the amount of $72 million and general reserve transfers from the FSO in the amount of $364 million. The Bank also approved grants to Haiti from the GRF, including the converted undisbursed loan balances from the FSO, for $395 million (2009—$122 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects, to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2010, the Bank administered resources on behalf of donors of approximately $2.2 billion. During 2010, the Bank received $3.3 million as fees for administering these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and poverty reduction by increasing access to finance, basic services, and markets and capabilities.

During 2010, the MIF approved 124 operations amounting to $114 million and increased already existing operations for $8 million. To date, the MIF has approved operations amounting to $1.6 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 44 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2010, the IIC approved 49 operations, which included equity investments and loans, in the aggregate amount of $375 million. To date, the IIC has approved operations amounting to $4.0 billion. At December 31, 2010, outstanding loans totaled $839 million and outstanding equity investments totaled $36 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2010, there was $100 million outstanding and $200 million available for disbursement.

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Index to Financial Statements

ORDINARY CAPITAL

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 7, 2011

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the Bank's Ordinary Capital internal control over financial reporting using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Bank's Ordinary Capital internal control over financial reporting as of December 31, 2010. Based on this assessment, Management believes that the Bank's internal control over financial reporting is effective as of December 31, 2010.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Ernst & Young LLP, an independent registered public accounting firm, has issued an opinion on the Bank's Ordinary Capital internal control over financial reporting. In addition, the Bank's Ordinary Capital financial statements, as of December 31, 2010, have been audited by Ernst & Young LLP.



Luis Alberto Moreno
President



Jaime Alberto Sujoy
Vice President for Finance and Administration



Edward Bartholomew
Finance General Manager and CFO

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (Bank)—Ordinary Capital's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank's Management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's Ordinary Capital internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Inter-American Development Bank—Ordinary Capital as of December 31, 2010 and 2009, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 7, 2011 expressed an unqualified opinion thereon.

Washington, D.C.
March 7, 2011

Ernst + Young LLP

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2010 and 2009, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Inter-American Development Bank's Ordinary Capital internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2011 expressed an unqualified opinion thereon.

Washington, D.C.
March 7, 2011

Ernst + Young LLP

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2010		2009	
ASSETS				
Cash and investments				
Cash—Notes C and W	$ 242		$ 242	
Investments—Notes D, K, L and W				
Trading—Appendix I-1	16,356		16,304	
Held-to-maturity	—	$16,598	3,810	$20,356
Loans outstanding—Notes E, T and W, Appendixes I-2 and I-3	63,007		58,049	
Allowance for loan losses	(145)	62,862	(116)	57,933
Accrued interest and other charges				
On investments	38		64	
On loans	480		496	
On swaps, net	347	865	335	895
Receivable from members—Note G				
Non-negotiable, non-interest-bearing obligations:				
Demand notes	90		95	
Term notes	236		252	
Amounts required to maintain value of currency holdings	52	378	54	401
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Appendix I-1	7		—	
Loans	38		248	
Borrowings—Appendix I-4	5,887	5,932	3,647	3,895
Other assets				
Postretirement benefit assets—Note S	163		173	
Receivable for investment securities sold	48		—	
Property, net—Note H	324		306	
Miscellaneous	47	582	47	526
Total assets		$87,217		$84,006
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes I, J, L and W, Appendix I-4				
Short-term	$ 30		$ 1,908	
Medium- and long-term:				
Measured at fair value	52,846		45,493	
Measured at amortized cost	10,077	$62,953	12,906	$60,307
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Appendix I-1	55		11	
Loans	693		171	
Borrowings—Appendix I-4	808		1,037	
Other	72	1,628	—	1,219
Payable for investment securities purchased and cash collateral received		13		141
Postretirement benefit liabilities—Note S		74		68
Due to IDB Grant Facility		72		—
Amounts payable to maintain value of currency holdings—Note G		535		556
Accrued interest on borrowings		555		622
Accounts payable and accrued expenses		427		419
Total liabilities		66,257		63,332
Equity				
Capital stock—Note O, Appendixes I-5 and I-6				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings—Note P	15,771		15,441	
Accumulated other comprehensive income—Note Q	850	20,960	894	20,674
Total liabilities and equity		$87,217		$84,006

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	**2009**	**2008**
Income (loss)			
Loans			
Interest, after swaps—Notes E and K	**$ 1,764**	$ 1,934	$ 2,301
Other loan income	**66**	68	54
	1,830	2,002	2,355
Investments—Note K			
Interest	**178**	303	632
Net gains (losses)	**446**	528	(1,605)
Other interest income—Note K	**7**	—	—
Other	**21**	15	11
Total income	**2,482**	2,848	1,393
Expenses			
Borrowing expenses			
Interest, after swaps—Notes I, J, K and L	**523**	929	1,740
Borrowing issue costs	**27**	24	28
Debt repurchase costs (income)	**—**	(2)	(4)
	550	951	1,764
Provision (credit) for loan and guarantee losses—Note F	**24**	(21)	93
Administrative expenses—Note B	**573**	530	439
Special programs	**83**	94	69
Total expenses	**1,230**	1,554	2,365
Income (loss) before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**1,252**	1,294	(972)
Net fair value adjustments on non-trading portfolios—Notes I, J, K and R	**(850)**	(500)	950
Board of Governors approved transfers—Note N	**(72)**	—	—
Net income (loss)	**330**	794	(22)
Retained earnings, beginning of year	**15,441**	14,647	14,576
Cumulative effect of fair value option	**—**	—	93
Retained earnings, end of year	**$15,771**	$15,441	$14,647

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	**2009**	**2008**
Net income (loss)	**$330**	$ 794	$ (22)
Other comprehensive income (loss)—Note Q			
Translation adjustments	**(25)**	(72)	396
Recognition of changes in Postretirement benefit assets/liabilities—Note S	**(19)**	506	(1,371)
Reclassification to income—cash flow hedges	**—**	2	(4)
Total other comprehensive income (loss)	**(44)**	436	(979)
Comprehensive income (loss)	**$286**	$1,230	$(1,001)

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	**2009**	**2008**
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$(10,341)**	$(11,424)	$ (7,149)
Loan collections (net of participations)	**5,598**	4,542	4,740
Net cash used in lending activities	**(4,743)**	(6,882)	(2,409)
Gross purchases of held-to-maturity investments	**(4,409)**	(4,232)	(3,287)
Gross proceeds from maturities or sale of held-to-maturity investments	**7,373**	4,253	3,299
Purchase of property	**(33)**	(21)	(22)
Miscellaneous assets and liabilities	**(30)**	(8)	(4)
Net cash used in lending and investing activities	**(1,842)**	(6,890)	(2,423)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**11,726**	16,181	10,793
Repayments	**(9,998)**	(6,086)	(8,321)
Short-term borrowings:			
Proceeds from issuance	**469**	2,571	11,588
Repayments	**(2,349)**	(3,752)	(10,707)
Cash collateral received	**12**	1	—
Collections of receivable from members	**30**	3	5
Net cash provided by (used in) financing activities	**(110)**	8,918	3,358
Cash flows from operating activities			
Gross purchases of trading investments	**(31,865)**	(33,542)	(14,210)
Gross proceeds from sale or maturity of trading investments	**32,691**	30,475	12,259
Loan income collections, after swaps	**1,864**	2,152	2,412
Interest and other costs of borrowings, after swaps	**(373)**	(1,009)	(1,415)
Income from investments	**251**	305	568
Other income	**21**	15	11
Administrative expenses	**(574)**	(446)	(431)
Special programs	**(55)**	(38)	(20)
Net cash provided by (used in) operating activities	**1,960**	(2,088)	(826)
Effect of exchange rate fluctuations on cash	**(8)**	1	(8)
Net increase (decrease) in Cash	**—**	(59)	101
Cash, beginning of year	**242**	301	200
Cash, end of year	**$ 242**	$ 242	$ 301

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin
The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies
The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain 2009 Balance Sheet line item amounts have been reclassified to conform with the 2010 presentation.

New Accounting Pronouncements
During 2009, the Financial Accounting Standard Board (FASB) issued the Accounting Standard Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets." ASU No. 2009-16 amended the Transfer and Servicing standard (FASB ASC 860) to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. ASU No. 2009-16 was effective for the Bank for interim and annual reporting periods after January 1, 2010 and did not have an impact on the Bank's financial position or results of operations.

Also, during 2009, the FASB issued ASU No. 2009-17 "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU No. 2009-17 significantly changed the criteria for determining whether the consolidation of a variable interest entity is required. It also addressed the effect of changes required by ASU No. 2009-16 on the Consolidation standard (FASB ASC 810-10-15-12) and concerns that the accounting and disclosures under the Consolidation standard did not always provide timely and useful information about an entity's involvement in a variable interest entity. ASU No. 2009-17 was effective for the Bank for interim and annual reporting periods after January 1, 2010. The Bank performed an assessment and identified loans and guarantees in variable interest entities. The applicable new disclosures have been incorporated in Note T—"Variable Interest Entities."

In January 2010, the FASB issued the ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements." This update improves the disclosure requirements related to Fair Value Measurements and Disclosures by requiring separate disclosure of transfers in and out of Levels 1 and 2, and a description of the reasons for these transfers, and disclosures on a gross basis of purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirement to provide fair value measurement disclosures for each class rather than major categories of assets and liabilities and the requirement to disclose the valuation techniques and significant inputs used to measure fair value for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures were effective for the Bank for interim and annual reporting periods beginning in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for periods beginning in 2011. The applicable new disclosures have been incorporated in Note L—"Fair Value Measurements."

In July 2010, the FASB issued the ASU No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This update improves the disclosure requirements related to receivables and outlines specific disclosures required for the allowance for credit losses and all financing receivables. The new guidance requires an entity to provide disaggregated disclosures such as: a roll forward schedule

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of the allowance for credit losses and the related ending balance of the financing receivables; the credit quality of the financing receivables portfolio; the aging of past due financing receivables; the nature and extent of troubled debt restructurings that occurred and their impact on the allowance for credit losses; the nonaccrual status of financing receivables; and the impaired financing receivables, among others. The applicable new disclosures have been incorporated in Note E—"Loans and Guarantees Outstanding" and Note F—"Credit Risk from Loan Portfolio."

Currency Accounting
The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. Borrowings in non-functional currencies are translated with the gain or loss recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings. In December 2010, the Bank converted substantially all non-borrowing member countries' currency holdings subject to MOV to United States dollars.

Board of Governors approved transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts administered by the Bank. These transfers, referred to as "Board of Governors approved transfers," are reported as expenses when incurred, upon approval.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
Investment securities are classified based on Management's intention on the date of purchase, and are recorded using trade-date accounting. At December 31, 2010, all securities and related

derivative instruments (mostly currency and interest rate swaps) were held in a trading portfolio carried and reported at fair value, with changes in fair value included in Income from investments in the Statement of Income and Retained Earnings. Up to December 2010, certain securities, which Management had the intent and ability to hold until maturity, were included in a held-to-maturity portfolio, reported at amortized cost.

Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees are also made directly to private sector or sub-sovereign entities ("eligible entities"), on the basis of market based pricing, and to other development institutions.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans and loans under the Liquidity Program are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral.

Loans are divided in two main portfolios: sovereign-guaranteed and non-sovereign guaranteed, which are used for purposes of determining the allowance for loan losses. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign credit rating assigned to each borrower country by the rating agencies (generally, Standard & Poor's), adjusted by the probabilities of default to the Bank. For the non-sovereign-guaranteed loan portfolio, the Bank manages and measures credit risk using an internal credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces a final rating that reflects the expected losses associated with the transaction. The final rating is estimated to map to the corporate rating scale of S&Ps and/or Moody's or an average of those two.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and non-sovereign-guaranteed loan portfolios. Such reviews consider the credit risk for each portfolio as defined above, as well as the potential for loss arising from delay in the scheduled loan repayments.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. Under the Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the internal credit risk classification system used for non-sovereign-guaranteed operations as described under Loans above.

Receivable from members
Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings, mostly funding floating rate assets, are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any unamortized fair value basis adjustments, premiums or discounts. The amortization of these items are calculated following a methodology that approximates the effective interest method, and are included in Net fair value adjustments on non-trading portfolios and in Interest under Borrowing expenses, respectively, in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Miscellaneous under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its invest-

ment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, the Bank uses asset/liability management swaps to maintain the equity duration within policy limits.

All derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income (loss) from Investments-Interest, Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other Interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income (loss) from Investments—Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are allocated to fund floating rate assets and are carried at fair value.

Administrative expenses

As part of the realignment of its operations, the Bank incurred expenses of $1 million during 2010 (2009—$11 million; 2008—$5 million), which are included in Administrative expenses in the Statement of Income and Retained Earnings.

All Administrative expenses of the Bank, excluding realignment expenses (which are fully absorbed by the Ordinary Capital), are allocated between the Ordinary Capital and the FSO pursuant to allocation formulas approved by the Board of Executive Directors or the Board of Governors. During 2010, the effective ratio of administrative expenses charged to the Ordinary Capital was 98.0% and 2.0% to the FSO (2009—97.7% and 2.3%; 2008—87.3% and 12.7%).

Special programs

Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Pension and postretirement benefit plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Postretirement benefit assets while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Postretirement benefit liabilities.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies

At December 31, 2010, Cash includes $136 million (2009—$131 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $23 million (2009—$20 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

(agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA– rating (asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2010 of $262 million (2009—$382 million; 2008—$(1,596) million) were included in Income (loss) from Investments—Net gains (losses). Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which amounted to $3.0 billion, $3.9 billion, and $4.2 billion at December 31, 2010, 2009, and 2008, respectively.

In 2010, the investment portfolio continued to recover from the financial crisis, as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors improved, permitting the execution of limited sales thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

As part of a new asset/liability management policy, on December 1, 2010, the Board of Executive Directors approved the conversion to United States dollars of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to MOV, which were invested in the held-to-maturity portfolio. The implementation of this decision required the sale or transfer of securities in the held-to-maturity portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of investment gains of $54 million, which are included in Income (loss) from Investments—Net gains (losses) in the Statement of Income and Retained Earnings. Securities with a carrying value of $1,758 million were sold and securities with a carrying value of $754 million were transferred from the held-to-maturity portfolio to the trading investments portfolio. In addition, during the first quarter of 2010, the Bank transferred a security with a carrying value of $52 million from the held-to-maturity portfolio to the trading investments portfolio due to the further deterioration of the issuer's credit worthiness. A loss of $4 million was included in earnings as a result of such transfer.

A summary of the trading portfolio instruments at December 31, 2010 and 2009 is shown in the Summary Statement of Trading Investments and Swaps in Appendix I-1. The held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2009 are shown below (in millions).

HELD-TO-MATURITY

Investment Category/ Years of Maturity	December 31, 2009 Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]
Obligations of non-U.S. governments and agencies	**$3,521**	**$76**	**$6**	**$3,591**
2010	1,369	6	—	1,375
2011 to 2014	2,152	70	6	2,216
Bank obligations	**167**	**1**	—	**168**
2010	143	—	—	143
2011 to 2014	24	1	—	25
Asset-backed securities	**122**	**2**	—	**124**
2010	88	1	—	89
2011 to 2014	34	1	—	35
Total	**$3,810**	**$79**	**$6**	**$3,883**
2010	1,600	7	—	1,607
2011 to 2014	2,210	72	6	2,276

[1] Excludes accrued interest.

As of December 31, 2009, the Bank did not have any investment that was other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that were not deemed to be other-than-temporarily impaired as of December 31, 2009, are summarized below (in millions):

	December 31, 2009					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$552	$3	$51	$3	$603	$6
Bank Obligations	111	—	—	—	111	—
Total	$663	$3	$51	$3	$ 714	$6

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF)-LIBOR-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

based, SCF-Adjustable, and U.S. Dollar Window Program loans) as well as multicurrency pool loans (CPS loans), and ii) single currency non-pool loans (SCF—and CPS—Adjustable rate loans converted to USD LIBOR-based and fixed-base cost rate, SCF-Fixed-base cost rate loans, emergency and Liquidity Program loans, and Local Currency Facility (LCF) loans). As of December 31, 2010, only SCF-LIBOR-based, LCF, and emergency loans are available for new loans. In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF-LIBOR-based loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

SCF-Adjustable loans carry an interest rate that is adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

For CPS loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while the interest rate on loans approved from 1990 to 2003 is adjusted twice a year to reflect the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof (the Conversion Offer). As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed-base cost rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis over LIBOR determined at the time of execution of the conversion, plus the Bank's lending spread.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32.0 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate.

As a result of the Multilateral Debt Relief and Concessional Finance Reform approved by the Board of Governors in 2007, the Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO ("parallel loans"). The Ordinary Capital's portion of parallel loans are SCF-Fixed rate loans with 30 years maturity and 6 years grace period.

Under the Emergency Lending Facility, the Bank also provides funding to address financial emergencies in the region for a revolving aggregate amount of up to $3 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points.

The LCF provides borrowers the option to receive local currency financing under three different modalities i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate. As of December 31, 2010, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $1,980 million (2009—$1,438 million).

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to non-sovereign-guaranteed borrowers. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the emergency lending category.

The Bank offers loans to eligible entities without sovereign guarantees under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollar, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis. These financings are subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. The Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval. In addition, the Bank has made certain loans without sovereign guarantee to other development institutions, including the Inter-American Investment Corporation, for on-lending purposes.

Non-sovereign-guaranteed operations are currently capped at an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in accordance with the Bank's capital adequacy policy.

For 2010, the Bank's loan charges consisted of a lending spread of 0.95% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 93% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

Loan income has been reduced by $475 million (2009—$221 million; 2008—$16 million) representing the net interest component of related lending swap transactions.

A summary statement of loans outstanding by country is presented in Appendix I-2 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2010 and 2009 is shown in Appendix I-3.

Inter-American Investment Corporation (IIC)

The Bank has approved a loan to the IIC (a separate international organization whose 44 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2010 and 2009, there was $100 million outstanding.

Loan participations and guarantees

Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2010, there were $3,135 million (2009—$3,130 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

As of December 31, 2010, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $1,179 million (2009—$1,404 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During 2010, there were four approved non-trade-related guarantees without sovereign counter-guarantee for $61 million (2009—one for $10 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During 2010, the Bank issued 131 guarantees for a total of $239 million under this program (2009—105 guarantees for a total of $187 million).

At December 31, 2010, guarantees of $814 million (2009—$988 million), including $153 million (2009—$97 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $45 million (2009—$50 million) of guarantees outstanding has been reinsured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 15 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $671 million and was classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$115
Very Strong	95
Strong	58
Satisfactory	17
Fair	253
Weak	118
Possible loss	15
Total	$671

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2010, the IFF paid $34 million (2009—$39 million; 2008—$50 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. The Bank is exposed to credit risk through its sovereign-guaranteed loan operations in two ways: First, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts. Second, the Bank is economically exposed while the credit event is occurring. However, considering that the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment and, the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by the rating agencies, is as follows (in millions):

Country Ratings	Outstanding Balance at December 31, 2010
A	$ 1,085
BBB+ – BBB–	28,400
BB+ – BB–	13,950
B+ – B–	16,194
CCC – C	154
Total	$59,783

The ratings presented above have been updated as of December 31, 2010.

Non-sovereign-guaranteed loans: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to transactions with financial institutions follows a uniform rating system which considers the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support.

The country rating is considered a proxy of the impact of the macro-economic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of December 31, 2010, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Risk Classification	Outstanding Balance at December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 215	BBB–/Baa3 or higher
Very Strong	1,059	BB+/Ba1
Strong	823	BB/Ba2
Satisfactory	312	BB–/Ba3
Fair	163	B+/B1
Weak	261	B/B2
Possible Loss	62	B–/B3
Impaired	140	CCC–D/Caa-D
Total	$3,035	

In addition, as of December 31, 2010, the Bank has loans to other development institutions of $189 million (2009—$202 million), which are rated AAA, A+ and A–.

Past due and Non-accrual loans
As of December 31, 2010, there are no loans considered past due, and a non-sovereign-guaranteed loan with an outstanding balance of $92 million was in non-accrual status.

Impaired loans
At December 31, 2010, certain non-sovereign-guaranteed loans were classified as impaired. The recorded investment in impaired loans at December 31, 2010 was $140 million (2009—$110 million), and the average recorded investment during 2010 was $128 million (2009—$300 million). During 2010, income recognized on loans while impaired was $7 million (2009—$14 million; 2008—$0 million). If these loans had not been impaired, income recognized would have been $7 million (2009—$14 million; 2008—$0 million). All impaired loans have specific allowances for the loan losses of $55 million (2009—$29 million).

Allowance for Loan and Guarantee Losses
Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

Non-sovereign-guaranteed portfolio: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the internal credit risk classification discussed above. The first step in the calculation of the collective loan loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate, estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The Bank has specific allowances for losses on impaired loans, which are individually evaluated as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2010, 2009 and 2008 were as follows (in millions):

	2010	2009	2008
Balance, beginning of year	$148	$169	$ 70
Provision (credit) for loan and guarantee losses	24	(21)	93
Recoveries	—	—	6
Balance, end of year	$172	$148	$169
Composed of:			
Allowance for loan losses	$145	$116	$136
Allowance for guarantee losses [1]	27	32	33
Total	$172	$148	$169

[1] The allowance for guarantee losses is included in Accounts payable and accrued expenses in the Balance Sheet.

The provision (credit) for loan and guarantee losses includes credits of $2 million, $4 million, and $1 million related to sovereign-guaranteed loans in 2010, 2009, and 2008, respectively.

During 2010, there were no changes to the Bank's policy with respect to the allowance for loan losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of December 31, 2010 amounted to $117 million (2009—$119 million; 2008—$114 million), including approximately $109 million (2009—$109 million;

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

2008—$100 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings
A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired until its extinguishment, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During 2010, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

Note G – Receivable from (Payable to) Members
The composition of the net receivable from (payable to) members as of December 31, 2010 and 2009 is as follows (in millions):

	2010	2009
Regional developing members	$ 364	$ 393
Canada	(234)	(199)
Non-regional members	(287)	(349)
Total	$(157)	$(155)

These amounts are represented on the Balance Sheet as follows (in millions):

	2010	2009
Receivable from members	$ 378	$ 401
Amounts payable to maintain value of currency holdings	(535)	(556)
Total	$(157)	$(155)

Because of the nature of the Receivable from members, the Bank expects to collect all of them in full.

On October 16, 2009, the Bank reached an agreement with one of its borrowing member countries to consolidate its outstanding MOV obligations with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010.

Note H – Property
At December 31, 2010 and 2009, Property, net consists of the following (in millions):

	2010	2009
Land, buildings, improvements, capitalized software and equipment, at cost	$ 588	$ 555
Less: accumulated depreciation	(264)	(249)
	$ 324	$ 306

Note I – Borrowings
Medium- and long-term borrowings at December 31, 2010 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 11%, before swaps, and from (1.19)% (equivalent to 3-month USD-LIBOR less 148 basis points) to 8.69 %, after swaps, with various maturity dates through 2040. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2010 and 2009 is shown in Appendix I-4.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2010, the weighted average rate of short-term borrowings was 0.18% (2009—0.31%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,972 million during 2010 (2009—$1,493 million; 2008—$750 million).

Note J – Fair Value Option
The Bank's previous accounting treatment of recognizing all its borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income, resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option under GAAP for most of its medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from the previous accounting asymmetry, as the changes in the fair value of elected borrowings are now also recorded in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2010, 2009, and 2008 as follows (in millions):

	2010	2009	2008
Borrowing expenses—Interest, after swaps	$(2,082)	$(1,773)	$(1,644)
Net fair value adjustments on non-trading portfolios	(2,785)	(1,825)	1,766
Total changes in fair value included in Net income (loss)	$(4,867)	$(3,598)	$ 122

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2010 and 2009, was as follows (in millions):

	2010	2009
Fair value	$53,302[1]	$45,898[1]
Unpaid principal outstanding	51,133	44,813
Fair value over unpaid principal outstanding	$ 2,169	$ 1,085

[1] Includes accrued interest of $456 million and $405 million in 2010 and 2009, respectively.

Note K – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes. In addition, the Bank utilizes derivatives to manage the duration of its equity within a prescribed policy band of 4 to 6 years.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within policy limits.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2010[1]		December 31, 2009[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments—Trading	$ —	$ 29	$ —	$ 3
	Loans	10	249	51	106
	Borrowings	4,596	640	2,810	848
	Accrued interest and other charges	182	(12)	142	(65)
Interest rate swaps	Currency and interest rate swaps				
	Investments—Trading	7	26	—	8
	Loans	28	444	197	65
	Borrowings	1,291	168	837	189
	Other	—	72	—	—
	Accrued interest and other charges	189	36	117	(11)
		$6,303	$1,652	$4,154	$1,143

[1] Balances are reported gross, prior to counterparty netting, in accordance with existing master netting derivative agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2010	2009
Currency swaps			
Investments—Trading	Income (loss) from Investments:		
	Interest	$ (2)	$ (2)
	Net gains (losses)	1	—
Loans	Income from Loans-Interest, after swaps	(70)	(32)
	Net fair value adjustments on non-trading portfolios	(152)	(76)
Borrowings	Borrowing expenses—Interest, after swaps	1,154	915
	Net fair value adjustments on non-trading portfolios	2,153	2,009
	Other comprehensive income (loss)—Translation adjustments	9	25
Interest rate swaps			
Investments—Trading	Income (loss) from Investments:		
	Interest	(21)	—
	Net gains (losses)	(8)	(6)
	Other comprehensive income (loss)—Translation adjustments	(5)	(2)
Loans	Income from Loans—Interest, after swaps	(405)	(189)
	Net fair value adjustments on non-trading portfolios	(552)	239
Borrowings	Borrowing expenses—Interest, after swaps	818	578
	Net fair value adjustments on non-trading portfolios	493	(782)
	Other comprehensive income (loss)—Translation adjustments	(4)	3
Other	Other interest income	7	—
	Net fair value adjustments on non-trading portfolios	(72)	—
Futures	Income (loss) from Investments—Net gains (losses)	(1)	2
		$3,343	$2,682

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2010 is $185 million (2009—$97 million) (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $33 million and $0 million at December 31, 2010 and 2009, respectively.

The following tables provide information on the contract value/notional amounts of derivative instruments as of December 31, 2010 and 2009 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Bank uses loan swaps to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits. See appendixes I-1 and I-4 for further details about investment and borrowing swaps.

	December 31, 2010			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 618	$ —	$ 1,867
Adjustable	611	—	1,867	—
Loans				
Fixed	—	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	—	—	5,495	—
Adjustable	—	—	—	5,495

	December 31, 2009			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 36	$ —	$ 986
Adjustable	35	—	986	—
Loans				
Fixed	—	783	—	12,206
Adjustable	1,438	679	12,206	—
Borrowings				
Fixed	20,427	645	24,561	415
Adjustable	6,958	23,971	5,198	28,880

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note L – Fair Value Measurements
The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2—Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments in obligations of government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2010 and 2009 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ —	$ —
U.S. Government-sponsored enterprises	505	—	505	—
Obligations of non-U.S. governments and agencies	7,045	430	6,615	—
Bank obligations	5,054	—	5,054	—
Mortgage-backed securities	1,925	—	1,916	9
U.S. residential	573	—	573	—
Non-U.S. residential	875	—	866	9
U.S. commercial	182	—	182	—
Non-U.S. commercial	295	—	295	—
Asset-backed securities	1,043	—	952	91
Collateralized loan obligations	633	—	633	—
Other collateralized debt obligations	152	—	62	90
Other asset-backed securities	258	—	257	1
Total Investments—Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	—	6,303	—
Total	$22,697	$1,252	$21,345	$100

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $38 million for trading investments and under Accrued interest and other charges—On swaps, net of $371 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 819	$ 819	$ —	$ —
U.S. Government-sponsored enterprises	540	—	540	—
Obligations of non-U.S. governments and agencies	6,574	330	6,244	—
Bank obligations	4,458	—	4,458	—
Corporate securities	49	—	49	—
Mortgage-backed securities	2,337	—	2,328	9
U.S. residential	574	—	574	—
Non-U.S. residential	1,248	—	1,239	9
U.S. commercial	165	—	165	—
Non-U.S. commercial	350	—	350	—
Asset-backed securities	1,558	—	1,463	95
Collateralized loan obligations	1,028	—	1,028	—
Other collateralized debt obligations	135	—	54	81
Other asset-backed securities	395	—	381	14
Total Investments—Trading	16,335	1,149	15,082	104
Currency and interest rate swaps	4,154	—	4,134	20
Total	$20,489	$1,149	$19,216	$124

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $31 million for trading investments and under Accrued interest and other charges—On swaps, net of $259 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$53,302	$—	$53,302	$—
Currency and interest rate swaps	1,652	—	1,652	—
Total	$54,954	$—	$54,954	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges—On swaps, net of $24 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$45,898	$—	$45,616	$282
Currency and interest rate swaps	1,143	—	1,116	27
Total	$47,041	$—	$46,732	$309

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges—On swaps, net of $(76) million for currency and interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010, 2009 and 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of December 31, 2010, 2009 and 2008 (in millions) and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

During 2010, certain securities were transferred from Level 3 to Level 2 due to refinements in the utilization of observable market data in the Bank's internal valuation models. The Bank's policy for transfers between levels is to reflect these transfers effective as of the beginning of the reporting period.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2010		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$104	$20	$124
Total gains (losses) included in:			
Net income (loss)	24	—	24
Other comprehensive income (loss)	(4)	—	(4)
Settlements	(24)	—	(24)
Transfer in (out) of Level 3	—	(20)	(20)
Balance, end of year	$100	$—	$100
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ 21	$—	$ 21

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 110	$ 71	$181
Total gains (losses) included in:			
Net income (loss)	(3)	(32)	(35)
Other comprehensive income (loss)	2	1	3
Settlements	(25)	(6)	(31)
Transfer in (out) of Level 3	20	(14)	6
Balance, end of year	$ 104	$20	$124
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (9)	$(39)	$(48)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 68	$ 89	$157
Total gains (losses) included in:			
Net income (loss)	(106)	32	(74)
Other comprehensive income (loss)	(5)	(4)	(9)
Settlements	(30)	(15)	(45)
Transfer in (out) of Level 3	183	—	183
Transfer from/to financial liabilities	—	(31)	(31)
Balance, end of year	$ 110	$ 71	$181
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (84)	$ 6	$(78)

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2010	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income (loss) from Investments	$24	$21
Borrowing expenses—Interest, after swaps	—	—
Net fair value adjustments on non-trading portfolios	—	—
Total	$24	$21

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income (loss) from Investments	$ (3)	$ (9)	$(106)	$(84)
Borrowing expenses—Interest, after swaps	8	—	26	—
Net fair value adjustments on non-trading portfolios	(39)	(39)	6	6
Total	$(34)	$(48)	$ (74)	$(78)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2010		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 282	$ 27	$ 309
Total (gains) losses included in:			
Net income (loss)	—	—	—
Other comprehensive income (loss)	—	—	—
Issuances and settlements, net	—	—	—
Transfer out of Level 3	(282)	(27)	(309)
Balance, end of year	$ —	$ —	$ —
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ —	$ —	$ —

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2009		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 540	$ 42	$ 582
Total (gains) losses included in:			
Net income (loss)	78	(14)	64
Other comprehensive income (loss)	5	—	5
Issuances and settlements, net	(151)	(1)	(152)
Transfer out of Level 3	(190)	—	(190)
Balance, end of year	$ 282	$ 27	$ 309
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ 70	$ (14)	$ 56

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2008		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 533	$ 39	$572
Total (gains) losses included in:			
Net income (loss)	(16)	44	28
Other comprehensive income (loss)	(9)	—	(9)
Issuances and settlements, net	32	(10)	22
Transfer from/to financial assets	—	(31)	(31)
Balance, end of year	$ 540	$ 42	$582
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ (56)	$ 39	$(17)

(Gains) losses are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2010	
	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year
Borrowing expenses—Interest, after swaps	$—	$—
Net fair value adjustments on non-trading porfolios	—	—
Total	$—	$—

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year
Borrowing expenses—Interest, after swaps	$ 8	$—	$ 45	$ —
Net fair value adjustments on non-trading portfolios	56	56	(17)	(17)
Total	$64	$56	$ 28	$(17)

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2010, the Bank had received eligible collateral (U.S. Treasuries and cash) of $4,130 million (2009—$2,765 million), as required under its master derivative agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2010 and 2009, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2010	2009
Investments—Trading Portfolio		
Interest rate swaps	$ 6	$ —
Loan Portfolio		
Currency swaps	9	48
Interest rate swaps	6	149
Borrowing Portfolio		
Currency swaps	4,780	2,962
Interest rate swaps	1,513	1,014
Other		
Interest rate swaps	1	—

Note N – Board of Governors approved transfers

As part of the Bank's ninth general increase in resources currently underway, on July 21, 2010, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the GRF to provide grants to Haiti. The Board of Governors also approved in principle and subject to annual approvals, to provide $200 million annually beginning in 2011 and through 2020. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Note O – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2010 and 2009, see Appendix I-5.

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70 billion that would be subscribed to by Bank members in equal annual installments over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would represent callable ordinary capital stock. Subscriptions would be made in United States dollars and the relative voting power of member countries would remain unchanged.

On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to 669,774 shares. Accordingly, effective on this date, the authorized capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock remained unchanged. The terms and conditions of Canada's subscription stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank in each of the years from 2014 to 2017. If the Board of Governors approves an increase in the Bank's authorized ordinary capital stock prior to such transfer of the shares, Canada shall have the right to transfer to the Bank an amount of the shares equal in value to such additional ordinary capital shares on the corresponding subscription date.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2010 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-6.

Note P – Retained Earnings

The composition of Retained earnings as of December 31, 2010, 2009 and 2008 is as follows (in millions):

	2010	2009	2008
General reserve	$13,106	$12,776	$11,982
Special reserve	2,665	2,665	2,665
Total	$15,771	$15,441	$14,647

Note Q – Accumulated Other Comprehensive Income

Other comprehensive income substantially comprises the effects of the postretirement benefits accounting requirements and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2010, 2009 and 2008 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Other Adjustments	Total
Balance at January 1, 2008	$ 746	$(122)	$ 813	$1,437
Translation adjustments	376	20	—	396
Reclassification to income—cash flow hedges	—	—	(4)	(4)
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial loss	—	—	(1,375)	(1,375)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2008	1,122	(102)	(562)	458
Translation adjustments	(78)	6	—	(72)
Reclassification to income—cash flow hedges	—	—	2	2
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial gain	—	—	579	579
Prior service cost	—	—	(77)	(77)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2009	1,044	(96)	(54)	894
Translation adjustments	(21)	(4)	—	(25)
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial loss	—	—	(58)	(58)
Reclassification to income—amortization of net prior service cost	—	—	39	39
Balance at December 31, 2010	$1,023	$(100)	$ (73)	$ 850

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note R – Net Fair Value Adjustments on Non-trading Portfolios

Net fair value adjustments on non-trading portfolios for the years ended December 31, 2010, 2009 and 2008 comprise the following (in millions):

	2010	2009	2008
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$1,730	$ 2,953	$(3,980)
Interest rates	140	(1,563)	2,900
Total change in fair value of derivatives	1,870	1,390	(1,080)
Change in fair value of borrowings due to movements in:			
Exchange rates	(1,764)	(2,783)	3,727
Interest rates	(1,021)	958	(1,961)
Total change in fair value of borrowings	(2,785)	(1,825)	1,766
Currency transaction gains (losses) on borrowings and loans at amortized cost	65	(77)	241
Amortization of borrowing and loan basis adjustments	—	14	19
Reclassification to income—cash flow hedges	—	(2)	4
Total gains (losses)	$ (850)	$ (500)	$ 950

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $140 million for 2010 as a result of an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2009 levels. These gains were offset by fair value losses on borrowings of $1,021 million. The income volatility related to movements in interest rates, which amounted to a loss of $881 million, was primarily due to fair value losses on lending swaps ($614 million) and equity duration swaps ($72 million) and losses associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $213 million), that were partially compensated by gains from changes in swap basis spreads (approximately $33 million).

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $1,563 million for 2009 (2008—gains of $2,900 million), as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2008 levels. These losses were partially compensated by fair value gains on borrowings measured at fair value of $958 million (2008—losses of $1,961 million). This income volatility, which amounted to a loss of $605 million for 2009, compared to a gain of $939 million in 2008, was primarily due to losses associated with a tightening of the Bank's credit spreads on the borrowings portfolio (approximately $460 million) and changes in swap basis spreads (approximately $210 million), that were partially offset by fair value gains on lending swaps ($216 million). Substantially all the income volatility during 2008 was due to the Bank's credit spreads widening resulting from the financial market turmoil during that year.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2010, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $1,699 million (2009—losses of $2,860 million; 2008—gains of $3,968 million), which were offset by net gains from changes in the value of the borrowing and lending swaps of $1,730 million (2009—gains of $2,953 million; 2008—losses of $3,980 million).

Note S – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees, and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care and certain other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2010, 2009 and 2008 (in millions):

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Change in benefit obligation						
Benefit obligation, beginning of year	$2,414	$2,419	$2,264	$1,116	$1,068	$996
Service cost	55	63	54	30	35	29
Interest cost	145	139	142	68	60	62
Net transfers into the plan	1	—	—	—	—	—
Plan participants' contributions	22	22	20	—	—	—
Retiree drug subsidy received	—	—	—	1	1	1
Plan amendment	—	—	—	—	79	—
Benefits paid	(105)	(96)	(93)	(29)	(28)	(25)
Actuarial loss (gain)	126	(133)	32	40	(99)	5
Benefit obligation, end of year	2,658	2,414	2,419	1,226	1,116	1,068
Change in plan assets						
Fair value of plan assets, beginning of year	2,587	2,204	3,038	1,048	873	1,195
Net transfers into the plan	1	—	—	—	—	—
Actual return on plan assets	255	418	(785)	109	178	(314)
Employer contribution	55	39	24	30	25	17
Plan participants' contributions	22	22	20	—	—	—
Benefits paid	(105)	(96)	(93)	(29)	(28)	(25)
Fair value of plan assets, end of year	2,815	2,587	2,204	1,158	1,048	873
Funded status, end of year	$ 157	$ 173	$ (215)	$ (68)	$ (68)	$ (195)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial loss (gain)	$ 12	$ (38)	$ 339	$ 16	$ 8	$ 212
Prior service cost	3	5	6	45	82	3
Net amount recognized	$ 15	$ (33)	$ 345	$ 61	$ 90	$ 215

The funded status of the Plans amounting to $157 million at December 31, 2010 includes the SRP in an overfunded position of $163 million and the LRP in an underfunded position of $6 million, which added to the underfunded position of the PRBP of $68 million amounts to a total underfunded liability position of $74 million, as shown on the Balance Sheet. The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $2,326 million, $2,130 million, and $2,150 million at December 31, 2010, 2009 and 2008, respectively.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008 consist of the following components (in millions):

Components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Service cost	$ 55	$ 63	$ 54	$ 30	$ 35	$ 29
Interest cost	145	139	142	68	60	62
Expected return on plan assets	(179)	(173)	(171)	(77)	(75)	(68)
Amortization of prior service cost	2	2	2	37	4	2
Net periodic benefit cost	$ 23	$ 31	$ 27	$ 58	$ 24	$ 25
Of which:						
Ordinary Capital's share	$ 22	$ 30	$ 23	$ 56	$ 23	$ 21
FSO's share	1	1	4	2	1	4

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Net actuarial loss (gain)	$50	$(377)	$ 987	$ 8	$(202)	$388
Amortization of prior service cost	(2)	(2)	(2)	(37)	(2)	(2)
Plan amendment	—	—	—	—	77	—
Total recognized in Other comprehensive income (loss)	$48	$(379)	$ 985	$(29)	$(127)	$386
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$71	$(348)	$1,012	$ 29	$(103)	$411

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with allocation formulas approved by the Board of Executive Directors or Board of Governors for administrative expenses.

The estimated prior service cost that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2011 is $2 million for the Plans and $37 million for the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Actuarial assumptions
The actuarial assumptions used are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.6, 12.8 and 12 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13.0 years for the LRP, and 3.0 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	5.75%	6.25%	5.75%	6.00%	6.25%	5.75%
Rate of salary increase SRP	5.50%	5.50%	5.50%			
Rate of salary increase LRP	7.30%	7.30%	7.30%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	6.25%	5.75%	6.25%	6.25%	5.75%	6.25%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	7.25%	7.25%	6.75%
Rate of salary increase SRP	5.50%	5.50%	6.00%			
Rate of salary increase LRP	7.30%	7.30%	7.80%			

The expected long-term return on plan assets represents Management's best estimate, after surveying external investment specialists, of the expected long term (10 years or more) forward-looking rates of return of the asset categories employed by the plans, weighted by the plans' investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2010	2009	2008
Health care cost trend rates assumed for next year:			
Medical	8.00%	8.00%	8.50%
Prescription drugs	8.00%	8.00%	8.50%
Dental	5.50%	5.50%	6.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2018	2017	2017

For those participants assumed to retire outside of the United States, a 7.50% health care cost trend rate was used for 2010 (2009—8.0%; 2008—8.50%) with an ultimate trend rate of 4.5% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2010 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 16	$ (12)
Effect on postretirement benefit obligation	175	(135)

Plan assets
The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies include investments in fixed income and U.S. inflation-indexed bonds to partially hedge the interest rate and inflation exposure in the Plans' and the PRBP's liabilities and to protect against disinflation.

The Plans' assets are invested with a target allocation between 53% and 56% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 0% to 2% to public real estate, 2% to 3% to private real estate, and 0% to 2% to high yield fixed income. The Plans' assets are also invested with exposures of 20% to fixed-income and 15% to U.S. inflation-indexed securities.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The PRBP's assets are invested with a 70% exposure to a well-diversified pool of developed markets equities, a 20% exposure to fixed-income, and a 10% exposure to U.S. inflation-indexed securities.

The investment policy allocations for the SRP and LRP were changed during 2010. The SRP's allocations to high yield fixed income and public real estate, and the LRP's allocations to emerging markets equities and debt, and commodity index futures are pending the search and selection of external investment managers. The funding for the pending investments will come primarily from the Plans' developed markets equities. The investment policy target allocations as of December 31, 2010 are as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	40%
Non-U.S. equities	24%	24%	30%
Emerging markets equities	4%	4%	0%
Emerging markets debt	3%	3%	0%
Commodity index futures	3%	3%	0%
High yield fixed income	2%	0%	0%
Public real estate	2%	0%	0%
Private real estate/Infrastructure	2%	3%	0%
U.S. Treasury inflation protected securities	15%	15%	10%
Long duration bonds	15%	15%	0%
Core fixed income	5%	5%	20%
Cash/Short-term fixed income	0%	0%	0%

Risk is managed by the continuous monitoring of each asset class level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved by the Bank's Investment Committee.

For the Plans and PRBP, the asset classes include:

- U.S. Equities: commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the large-capitalization (cap) S&P 500 Index, the all-cap Russell 3000 Index, the small-cap Russell 2000 Index and the small/mid-cap Wilshire 4500 Index;
- Non-U.S. equities: commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds optimizes the large/mid-cap MSCI EAFE Index;
- Emerging markets equities: an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index;
- Long duration fixed income: a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: a mutual fund that invests, long-only, in intermediate duration government and credit securities. Management of the fund selects securities, based upon fundamental characteristics, generally comprised within the Barclays Capital U.S. Aggregate Bond Index;
- U.S. inflation-indexed bonds: individual U.S. Treasury Inflation Protected Securities;
- Emerging markets debt: includes an actively-managed commingled fund that invests, long-only, in emerging markets fixed income. The fund invests in sovereign and sub-sovereign U.S. dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2010 and 2009, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Plans assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2010	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ 160	$ 648	$—	$ 808	29%
Non - U.S. equities	304	384	—	688	24%
Emerging markets equities	—	109	—	109	4%
Government bonds and diversified bond funds:					
Long duration fixed income funds	429	—	—	429	15%
Core fixed income funds	123	—	—	123	4%
U.S. inflation-indexed bonds	424	—	—	424	15%
Emerging markets debt	—	77	—	77	3%
Short-term investment funds	92	6	—	98	3%
Real estate investment funds:					
Private real state	—	—	59	59	2%
Total	$1,532	$1,224	$59	$2,815	100%

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ 275	$ 645	$—	$ 920	36%
Non-U.S. equities	267	365	—	632	24%
Emerging markets equities	—	66	—	66	2%
Government bonds and diversified bond funds:					
Fixed income funds	512	—	—	512	20%
U.S. inflation-indexed bonds	284	—	—	284	11%
Emerging markets debt	—	68	—	68	3%
Short-term investment funds	13	34	—	47	2%
Real estate investment funds	—	—	58	58	2%
Total	$1,351	$1,178	$58	$2,587	100%

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2010	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ —	$445	$—	$ 445	39%
Non-U.S. equities	—	312	—	312	27%
Government bonds and diversified bond funds:					
Core fixed income bonds and funds	226	—	—	226	20%
U.S. inflation-indexed bonds	131	—	—	131	11%
Short-term investment funds	(5)[1]	36	—	31	3%
Total investments	$352	$793	$—	1,145	100%
Other assets				13	
Total				$1,158	

[1] Includes forward contracts.

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ —	$379	$—	$ 379	37%
Non-U.S. equities	—	264	—	264	25%
Government bonds and diversified bond funds:					
Core fixed income bonds and funds	205	—	—	205	20%
U.S. inflation-indexed bonds	128	—	—	128	12%
Short-term investment funds	2	58	—	60	6%
Total investments	$335	$701	$—	1,036	100%
Other assets				12	
Total				$1,048	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income funds and U.S. treasury inflation indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy. As required by the fair value measurement framework, no adjustments are made to the quoted price for such securities.

Commingled emerging markets equity and debt funds, and short-term investment funds which are not publicly-traded are measured at fair value based on the net asset value of the investment funds and are classified as Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3 as the length of time required to redeem these investments is uncertain. The valuation assumptions used by these investment funds include i) market value of similar properties, ii) discounted cash flows, iii) replacement cost and iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The tables below show a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are uncertain (Level 3) for the years ended December 31, 2010 and 2009 (in millions):

	2010	2009
Balance, beginning of year	$58	$ 86
Total net gains (losses)	8	(23)
Sales and income distributions	(7)	(5)
Balance, end of year	$59	$ 58
Total gain (loss) for the year attributable to the change in unrealized gains (losses) related to investments still held at December 31	$ 8	$(30)

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2011 are expected to be approximately $60 million and $34 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2010.

Year	Plans	PRBP
2011	$113	$ 37
2012	120	40
2013	124	43
2014	130	46
2015	136	49
2016–2020	776	295

Note T – Variable Interest Entities

An entity is a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations; or (iii) if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIEs economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2010. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets, in which the Bank is deemed to hold significant variable interests totaled $6,058 million at December 31, 2010. The Bank's total loans and guarantees outstanding to these VIEs were $609 million and $157 million, respectively. Amounts committed not yet disbursed related to such loans and guarantees amounted to $58 million, which combined with outstanding amounts results in a total Bank exposure of $824 million at December 31, 2010.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note U – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Net income (loss)	$ 330	$ 794	$ (22)
Difference between amounts accrued and amounts paid or collected for:			
Loan income	33	150	57
Investment income	(111)	(143)	(54)
Other interest income	(7)	—	—
Net unrealized (gain) loss on trading investments	(262)	(382)	1,596
Interest and other costs of borrowings, after swaps	178	(58)	350
Administrative expenses, including depreciation	(1)	84	7
Special programs	28	55	48
Net fair value adjustments on non-trading portfolios	850	500	(950)
Transfer to the IDB Grant Facility	72	—	—
Net (increase) decrease in trading investments	826	(3,067)	(1,951)
Provision (credit) for loan and guarantee losses	24	(21)	93
Net cash provided by (used in) operating activities	$1,960	$(2,088)	$ (826)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (180)	$ 73	$ (199)
Held-to-maturity investments	(46)	210	(237)
Loans outstanding	123	(41)	806
Borrowings	(137)	(27)	272
Receivable from members-net	28	(203)	260
Transfer of investment securities from held-to-maturity to trading portfolio	754	—	—

Note V – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2010, 2009 and 2008, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Argentina	$367	$357	$411
Brazil	469	494	579
Colombia	233	231	253
Mexico	294	209	190

Note W – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2010 and 2009 (in millions):

	2010[1]		2009[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 242	$ 242	$ 242	$ 242
Investments				
Trading	16,394	16,394	16,335	16,335
Held-to-maturity	—	—	3,843	3,916
Loans outstanding, net	63,342	N/A	58,429	N/A
Currency and interest rate swaps receivable				
Investments—trading	6	6	—	—
Loans	11	11	186	186
Borrowings	6,285	6,285	3,968	3,968
Others	1	1	—	—
Borrowings				
Short-term	30	30	1,908	1,908
Medium- and long-term:				
Measured at fair value	53,302	53,302	45,898	45,898
Measured at amortized cost	10,176	11,046	13,123	13,878
Currency and interest rate swaps payable				
Investments—trading	77	77	19	19
Loans	759	759	191	191
Borrowings	750	750	933	933
Others	66	66	—	—

N/A = Not available
[1] Includes accrued interest.

Note X – Subsequent Events

Management has evaluated subsequent events through March 7, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of December 31, 2010.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2010
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	—	—	—	1,328	—	1,328[2]
Average balance during year	—	—	—	2,948	—	2,948
Net losses for the year	—	—	—	(3)	—	(3)
Obligations of non-U.S. governments and agencies:						
Carrying value	843	431	200	5,200	340	7,014
Average balance during year	551	454	79	4,025	28	5,137
Net losses for the year	(6)	—	—	(10)	—	(16)
Bank obligations:						
Carrying value	164	12	32	4,754	88	5,050
Average balance during year	345	11	73	4,495	7	4,931
Net gains for the year	1	—	—	2	—	3
Asset-backed and mortgage-backed securities:						
Carrying value	1,217	—	—	1,747	—	2,964
Average balance during year	1,315	—	—	2,064	—	3,379
Net gains for the year	85	—	—	333	—	418
Total trading investments:						
Carrying value	2,224	443	232	13,029	428	16,356
Average balance during year	2,211	465	152	13,532	35	16,395
Net gains for the year	80	—	—	322	—	402
Net interest rate swaps:						
Carrying value[3]	(2)	—	—	(17)	—	(19)
Average balance during year	(2)	—	—	(23)	—	(25)
Net losses for the year	(1)	—	—	(6)	—	(7)
Currency swaps receivable:						
Carrying value[3]	—	—	—	629	—	629
Average balance during year	—	—	—	85	—	85
Net gains for the year	—	—	—	1	—	1
Currency swaps payable:						
Carrying value[3]	(439)	—	—	—	(219)	(658)
Average balance during year	(69)	—	—	—	(18)	(87)
Net gains (losses) for the year	—	—	—	—	—	—
Total trading investments and swaps:						
Carrying value	1,783	443	232	13,641	209	16,308
Average balance during year	2,140	465	152	13,594	17	16,368
Net gains for the year	79	—	—	317	—	396
Return for the year (%)	4.48	0.16	0.11	2.86	2.80	3.16

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $505 million. GSE obligations are not backed by the full faith and credit of the United States government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2009
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	1,357	1,357[2]
Average balance during year	—	—	—	1,669	1,669
Net losses for the year	—	—	—	(7)	(7)
Obligations of non-U.S. governments and agencies:					
Carrying value	1,028	361	96	5,068	6,553
Average balance during year	686	276	69	3,930	4,961
Net gains (losses) for the year	6	—	(1)	(3)	2
Bank obligations:					
Carrying value	695	7	99	3,652	4,453
Average balance during year	1,122	2	146	4,233	5,503
Net gains for the year	31	—	—	46	77
Corporate securities:					
Carrying value	—	—	—	49	49
Average balance during year	—	—	—	79	79
Net gains for the year	—	—	—	1	1
Asset-backed and mortgage-backed securities:					
Carrying value	1,600	—	—	2,292	3,892
Average balance during year	1,579	—	—	2,221	3,800
Net gains for the year	43	—	—	418	461
Total trading investments:					
Carrying value	3,323	368	195	12,418	16,304
Average balance during year	3,387	278	215	12,132	16,012
Net gains (losses) for the year	80	—	(1)	455	534
Net interest rate swaps:					
Carrying value[3]	—	—	—	(8)	(8)
Average balance during year	—	—	—	(6)	(6)
Net losses for the year	—	—	—	(6)	(6)
Currency swaps receivable:					
Carrying value[3]	—	—	—	35	35
Average balance during year	—	—	—	35	35
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[3]	(38)	—	—	—	(38)
Average balance during year	(37)	—	—	—	(37)
Net gains (losses) for the year	—	—	—	—	—
Total trading investments and swaps:					
Carrying value	3,285	368	195	12,445	16,293
Average balance during year	3,350	278	215	12,161	16,004
Net gains (losses) for the year	80	—	(1)	449	528
Return for the year (%)	4.34	0.19	0.21	4.97	4.65

[1] Excludes accrued interest.
[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $538 million. GSE obligations are not backed by the full faith and credit of the United States government.
[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2010 and 2009
Expressed in millions of United States dollars

		Currency in which outstanding balance is collectible			
Member in whose territory loans have been made	Outstanding 2010[1]	Non-borrowing country currencies[2]	Borrowing country currencies	Undisbursed	Outstanding 2009[1]
Argentina	$10,149	$10,113	$ 36	$ 4,092	$ 9,530
Bahamas	130	130	—	76	106
Barbados	184	184	—	168	153
Belize	104	104	—	45	103
Bolivia	150	150	—	302	124
Brazil	14,480	14,442	38	4,459	13,544
Chile	612	612	—	314	632
Colombia	6,438	6,421	17	946	6,152
Costa Rica	278	278	—	700	255
Dominican Republic	1,757	1,757	—	314	1,398
Ecuador	1,671	1,671	—	960	1,608
El Salvador	1,628	1,628	—	325	1,610
Guatemala	1,772	1,772	—	796	1,451
Guyana	21	21	—	48	7
Honduras	91	91	—	367	54
Jamaica	1,269	1,269	—	132	707
Mexico	8,918	8,918	—	2,303	7,089
Nicaragua	134	134	—	165	102
Panama	1,256	1,256	—	498	1,040
Paraguay	848	848	—	451	717
Peru	3,294	3,294	—	308	4,046
Suriname	89	89	—	74	68
Trinidad and Tobago	473	473	—	142	376
Uruguay	1,962	1,962	—	486	2,370
Venezuela	1,870	1,858	12	1,636	1,470
Regional	205	205	—	—	252
Non-sovereign-guaranteed loans	3,224	3,224	—	2,250	3,085
Total 2010	$63,007	$62,904	$103	$22,357	
Total 2009		$57,931	$118	$21,555	$58,049

[1]This table excludes outstanding participated non-sovereign-guaranteed loans of $3,135 million at December 31, 2010 (2009—$3,130 million). This table also excludes guarantees outstanding of $814 million at December 31, 2010 (2009—$988 million).
[2]Includes $2,155 million of loans in borrowing country currencies, which have been swapped to United States dollars.

Non-sovereign-guaranteed loans outstanding have been made in the following countries (in millions):

	December 31, 2010	December 31, 2009
Argentina	$ 105	$ 90
Bolivia	57	67
Brazil	1,255	1,342
Chile	21	14
Colombia	111	125
Costa Rica	177	178
Dominican Republic	31	—
Ecuador	104	99
El Salvador	50	50
Guatemala	69	69

	December 31, 2010	December 31, 2009
Honduras	$ 9	$ 12
Mexico	131	81
Nicaragua	6	—
Panama	80	75
Paraguay	25	—
Peru	654	536
Suriname	4	6
Regional	235	241
Inter-American Investment Corporation	100	100
	$3,224	$3,085

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2010
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 29	6.94	$ —	—	—	$ 29	6.94
Adjustable	154	3.19	—	—	—	154	3.19
Japanese yen							
Fixed-base cost	64	6.92	—	—	—	64	6.92
Adjustable	335	3.19	—	—	—	335	3.19
LIBOR-based floating	—	—	94	0.80	6.62	94	0.80
Swiss francs							
Fixed-base cost	35	7.06	—	—	—	35	7.06
Adjustable	175	3.19	—	—	—	175	3.19
United States dollars							
Fixed-base cost	130	6.94	29,149	5.24	6.66	29,279	5.25
Adjustable	684	3.19	1,305	3.52	7.66	1,989	3.41
LIBOR-based floating	—	—	28,595	1.69	9.44	28,595	1.69
Others							
Fixed-base cost	103	4.00	2,155	5.51	8.00	2,258	5.44
Loans outstanding							
Fixed-base cost	361	6.11	31,304	5.26	6.75	31,665	5.27
Adjustable	1,348	3.19	1,305	3.52	7.66	2,653	3.35
LIBOR-based floating	—	—	28,689	1.68	9.43	28,689	1.68
Total	$1,709	3.81	$61,298	3.55	8.02	$63,007	3.56

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2010
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost[4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2011	$102	$ 172	$ 2,722	$ 1,161	$ 2,824	$ 1,333	$ 4,157
2012	87	164	2,649	1,405	2,736	1,569	4,305
2013	67	156	2,572	1,717	2,639	1,873	4,512
2014	46	154	2,500	1,982	2,546	2,136	4,682
2015	20	150	2,243	1,743	2,263	1,893	4,156
2016 to 2020	32	424	9,354	9,042	9,386	9,466	18,852
2021 to 2025	7	113	5,508	7,469	5,515	7,582	13,097
2026 to 2030	—	15	3,069	4,479	3,069	4,494	7,563
2031 to 2035	—	—	666	956	666	956	1,622
2036 to 2039	—	—	21	40	21	40	61
Total	$361	$1,348	$31,304	$29,994	$31,665	$31,342	$63,007
Average maturity (years)	2.44	4.93	6.75	9.35	6.70	9.16	7.92

[1] Information presented before currency and interest rate swaps.
[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.
[4] Includes a total of $1,146 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2009
Expressed in millions of United States dollars

Currency/Rate type	Multicurrency loans[2] Amount	Multicurrency loans[2] Weighted average rate (%)	Single currency loans Amount	Single currency loans Weighted average rate (%)	Single currency loans Average maturity (years)	Total loans Amount	Total loans Weighted average rate (%)
Euro							
Fixed-base cost	$ 43	7.00	$ —	—	—	$ 43	7.00
Adjustable	501	4.14	—	—	—	501	4.14
Japanese yen							
Fixed-base cost	94	6.99	—	—	—	94	6.99
Adjustable	1,104	4.14	—	—	—	1,104	4.14
LIBOR-based floating	—	—	88	0.99	7.13	88	0.99
Swiss francs							
Fixed-base cost	52	7.09	—	—	—	52	7.09
Adjustable	578	4.14	—	—	—	578	4.14
United States dollars							
Fixed-base cost	181	7.01	26,295	5.36	6.84	26,476	5.37
Adjustable	2,116	4.14	4,158	4.66	7.27	6,274	4.48
LIBOR-based floating	—	—	21,245	1.77	9.18	21,245	1.77
Others							
Fixed-base cost	118	4.00	1,476	5.52	13.28	1,594	5.41
Loans outstanding							
Fixed-base cost	488	6.28	27,771	5.37	7.18	28,259	5.38
Adjustable	4,299	4.14	4,158	4.66	7.27	8,457	4.40
LIBOR-based floating	—	—	21,333	1.76	9.17	21,333	1.76
Total	$4,787	4.36	$53,262	3.87	7.99	$58,049	3.91

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

Year of maturity	Multicurrency loans[2] Fixed-base cost[4]	Multicurrency loans[2] Adjustable	Single currency loans Fixed-base cost[4]	Single currency loans Adjustable[3]	All loans Fixed-base cost[4]	All loans Adjustable[3]	All loans Total
2010	$130	$ 465	$ 2,491	$ 1,249	$ 2,621	$ 1,714	$ 4,335
2011	100	460	2,487	1,398	2,587	1,858	4,445
2012	86	448	2,376	1,549	2,462	1,997	4,459
2013	66	414	2,214	1,766	2,280	2,180	4,460
2014	45	389	2,161	1,910	2,206	2,299	4,505
2015 to 2019	48	1,566	8,515	7,513	8,563	9,079	17,642
2020 to 2024	12	492	4,731	6,024	4,743	6,516	11,259
2025 to 2029	1	65	2,243	3,241	2,244	3,306	5,550
2030 to 2034	—	—	541	811	541	811	1,352
2035 to 2039	—	—	12	30	12	30	42
Total	$488	$4,299	$27,771	$25,491	$28,259	$29,790	$58,049
Average maturity (years)	2.64	5.47	7.18	8.86	7.11	8.37	7.75

[1]Information presented before currency and interest rate swaps.
[2]Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3]Includes LIBOR-based floating loans.
[4]Includes a total of $1,160 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2010
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 804	4.26	2.54	$ —	—	—	$ —	—	—	$ 804	4.26	2.54
	—	—	—	—	—	—	(804)	4.26	2.54	(804)	4.26	2.54
Adjustable	593	5.03	6.22	2,257	0.80	2.98	804	0.70	2.54	3,654	1.46	3.41
	—	—	—	(1,565)	2.35	3.12	—	—	—	(1,565)	2.35	3.12
Japanese yen												
Fixed	838	5.39	3.68	—	—	—	—	—	—	838	5.39	3.68
	—	—	—	(653)	5.24	4.06	—	—	—	(653)	5.24	4.06
Adjustable	433	1.69	8.00	1,341	0.05	0.72	37	(0.40)	7.83	1,811	0.43	2.60
	—	—	—	(996)	0.61	3.55	(37)	1.23	7.83	(1,033)	0.63	3.70
Swiss francs												
Fixed	696	2.63	7.55	—	—	—	—	—	—	696	2.63	7.55
	—	—	—	(696)	2.63	7.55	—	—	—	(696)	2.63	7.55
Adjustable	—	—	—	1,017	—	1.43	—	—	—	1,017	—	1.43
	—	—	—	(548)	(0.06)	1.34	—	—	—	(548)	(0.06)	1.34
United States dollars												
Fixed	35,514	3.71	5.18	217	6.19	3.85	349	5.25	6.96	36,080	3.74	5.19
	—	—	—	—	—	—	(29,384)	3.43	5.19	(29,384)	3.43	5.19
Adjustable	4,250	0.67	2.22	19,876	0.33	4.76	34,230	0.33	4.55	58,356	0.36	4.45
	—	—	—	(4,242)	0.19	2.04	(5,778)	0.60	3.64	(10,020)	0.43	2.96
Others												
Fixed	20,107	6.15	4.95	—	—	—	—	—	—	20,107	6.15	4.95
	—	—	—	(20,107)	6.15	4.95	—	—	—	(20,107)	6.15	4.95
Adjustable	222	5.33	3.74	—	—	—	—	—	—	222	5.33	3.74
	—	—	—	(222)	5.33	3.74	—	—	—	(222)	5.33	3.74
Total												
Fixed	57,959	4.58	5.07	217			349			58,525	4.59	5.08
	—	—	—	(21,456)			(30,188)			(51,644)	4.52	5.07
Adjustable	5,498	1.41	3.17	24,491			35,071			65,060	0.43	4.29
	—	—	—	(7,573)			(5,815)			(13,388)	0.73	2.99
Principal at face value	63,457	4.30	4.90	(4,321)			(583)			58,553	0.91	4.69
Fair value adjustments	1,799	—	—	(651)			(1,123)			25		
Net unamortized discount	(2,333)			1,016			583[3]			(734)		
Total	$62,923	4.30	4.90	$ (3,956)			$ (1,123)			$ 57,844	0.91	4.69

[1] As of December 31, 2010, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.8 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $3,956 million and $1,123 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $5,887 million and currency and interest rate swap liabilities at fair value of $808 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2010
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2011	$ 7,869	2016 through 2020	$14,311
2012	10,589	2021 through 2025	2,096
2013	7,074	2026 through 2030	2,019
2014	10,547	2037 through 2040	1,286
2015	7,666	Total	$63,457

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2009
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,293	5.08	1.48	$ —	—	—	$ —	—	—	$ 2,293	5.08	1.48
	—	—	—	(1,107)	5.57	0.24	(860)	4.26	3.54	(1,967)	5.00	1.69
Adjustable	746	5.06	6.15	2,845	0.44	3.44	860	0.38	3.54	4,451	1.20	3.91
	—	—	—	(898)	4.26	5.95	—	—	—	(898)	4.26	5.95
Japanese yen												
Fixed	920	4.98	3.81	—	—	—	—	—	—	920	4.98	3.81
	—	—	—	(462)	5.51	4.74	(161)	2.52	0.46	(623)	4.74	3.63
Adjustable	424	2.28	8.06	1,250	0.11	1.63	193	0.12	1.85	1,867	0.61	3.11
	—	—	—	(764)	1.16	4.73	(32)	1.23	8.83	(796)	1.16	4.89
Swiss francs												
Fixed	628	2.63	8.55	—	—	—	—	—	—	628	2.63	8.55
	—	—	—	(628)	2.63	8.55	—	—	—	(628)	2.63	8.55
Adjustable	—	—	—	1,035	0.09	2.21	—	—	—	1,035	0.09	2.21
	—	—	—	(349)	0.04	2.34	—	—	—	(349)	0.04	2.34
United States dollars												
Fixed	31,334	4.21	5.38	645	5.42	0.67	415	5.02	6.69	32,394	4.25	5.30
	—	—	—	—	—	—	(23,540)	3.77	5.57	(23,540)	3.77	5.57
Adjustable	5,300	0.55	2.47	18,841	0.43	5.07	27,827	0.30	4.89	51,968	0.37	4.71
	—	—	—	(4,821)	0.15	2.72	(5,166)	0.60	3.91	(9,987)	0.38	3.34
Others												
Fixed	18,231	6.41	5.18	—	—	—	—	—	—	18,231	6.41	5.18
	—	—	—	(18,231)	6.41	5.18	—	—	—	(18,231)	6.41	5.18
Adjustable	126	6.05	5.73	—	—	—	—	—	—	126	6.05	5.73
	—	—	—	(126)	6.05	5.73	—	—	—	(126)	6.05	5.73
Total												
Fixed	53,406	4.99	5.15	645			415			54,465	5.00	5.11
	—	—	—	(20,427)			(24,561)			(44,988)	4.89	5.26
Adjustable	6,596	1.28	3.31	23,971			28,880			59,446	0.45	4.56
	—	—	—	(6,958)			(5,198)			(12,155)	0.77	3.63
Principal at face value	60,002	4.59	4.95	(2,769)			(464)			56,768	1.23	4.74
Fair value adjustments	759			(308)			(648)			(197)		
Net unamortized discount	(2,361)			1,115			464[3]			(781)		
Total	$58,400	4.59	4.95	$ (1,962)			$ (648)			$ 55,790	1.23	4.74

[1] As of December 31, 2009, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $1,962 million and $648 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,647 million and currency and interest rate swap liabilities at fair value of $1,037 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

Year of maturity	
2010	$ 9,759
2011	7,361
2012	9,634
2013	4,704
2014	8,880

Year of maturity	
2015 through 2019	$14,369
2020 through 2024	1,761
2025 through 2029	2,406
2037 through 2039	1,128
Total	$60,002

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK – NOTE O

December 31, 2010 and 2009
Expressed in millions of United States dollars[1]

Members	Shares	Paid-in portion of subscribed capital: Freely convertible currencies[3]	Paid-in portion of subscribed capital: Other currencies	Callable portion of subscribed capital	Total 2010	Total 2009
Argentina	900,154	$ 361.1	$104.1	$ 10,393.8	$ 10,858.9	$ 10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada[2]	669,774	173.7	—	7,906.1	8,079.8	8,079.8
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
China	184	0.1	—	2.1	2.2	2.2
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	2.2
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total 2010	8,702,335	$ 3,870	$ 469	$ 100,641	$ 104,980	
Total 2009	8,702,335	$ 3,870	$ 469	$ 100,641		$ 104,980

[1] Data are rounded; detail may not add up to total because of rounding.
[2] Includes 334,887 non-voting temporary callable shares with a par value of $4,039.9 million.
[3] In December 2010, the Bank converted to United States dollars substantially all the Ordinary Capital's non-borrowing member currency holdings, including capital originally paid in freely convertible member currencies.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2010

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	900,154	900,289	10.751
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.751
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.015
Canada[2]	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.006
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
China	184	319	0.004
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.471
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,363	1,338,063	15.979
Grand total	8,367,448	8,373,928	100.000

[1]Data are rounded; detail may not add to subtotals and grand total because of rounding.
[2]Excludes 334,887 non-voting temporary callable shares.



The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 7, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 7 and 16 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 7, 2011.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2010, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310.

The Information Statement is also available on the Bank's website at http://www.iadb.org/en/investment/financial-information,1248.html. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 7, 2011

SUMMARY INFORMATION

As of December 31, 2010

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (10.8%), Brazil (10.8%), Mexico (6.9%) and Venezuela (5.8%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

In response to the crisis of the global economy, the IADB initiated a rapid countercyclical increase in lending, confirming its role in reducing poverty and inequality throughout the Latin American and Caribbean region. To ensure that the IADB has adequate capital to continue to fulfill this role, on July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for the ninth general increase of the IADB's Ordinary Capital resources (IDB-9) in the amount of $70.0 billion that would be subscribed to by the IADB's members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would be in the form of callable ordinary capital stock. In addition, the Board of Governors also agreed to vote on a Proposed Resolution that would provide for an increase in the resources of the FSO, consisting of an additional $479 million (in net present value terms) of new contribution quotas to be paid by the IADB's members in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. Subscriptions to the IADB's Ordinary Capital and contributions to the FSO would be made in United States dollars. Votes on the aforementioned Proposed Resolutions must be received by October 31, 2011, or such later date as the Board of Executive Directors shall determine. As part of the IDB-9, on July 21, 2010, the Board of Governors also approved a number of measures to assist Haiti, among which included (i) income transfers from the Ordinary Capital, which are subject to annual approval by the Board of Governors in accordance with the Agreement, (ii) additional general reserve transfers from the FSO, and (iii) effective upon the receipt of advance contributions to the FSO by the IADB's members as part of the proposed increase in the resources of the FSO, the full cancellation of Haiti's debt to the FSO and the transfer of all undisbursed loan balances from the FSO to the GRF and the subsequent conversion to non-reimbursable grants.

Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $1,252 million in 2010, including net investment gains of $446 million mostly resulting from price increases and repayments at par.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $100.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $16.6 billion at the end of the year and the total equity-to-loans ratio equaled 33.4% (see Table 7).

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $63.0 billion, before swaps, were denominated in 20 currencies and included $30 million of short-term borrowings.

The IADB limits its Net Borrowings[1] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 55.4% with the balance from Canada, Japan and the other non-regional members). Net Borrowings were $42.2 billion, or 80.6% of the $52.3 billion of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $10.1 billion.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $63.0 billion, of which 95% was sovereign-guaranteed. The IADB's lending capacity is limited by its borrowing policy.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than

[1] "Net Borrowings" are borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).

national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign guaranteed loans and guarantees may finance projects in all sectors, under certain conditions and subject to certain limits, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20 percent of total equity, as defined in **Box 1**.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $172 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquid Investments: The IADB's liquidity policy requires a liquidity level ranging within a band, established annually, designed to cover between six and twelve months of projected cash outflows. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability. At December 31, 2010, liquidity was $16.2 billion, within the policy limits. During the year, liquidity, as defined, averaged $15.6 billion compared to $13.7 billion in 2009.

In 2010, the investment portfolio continued to recover from the financial crisis, as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. The trading investments portfolio experienced net mark-to-market gains of $396 million, compared to $528 million in 2009. Substantially all investments are held in high-quality securities. Net investment gains substantially relate to the $3.0 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, certain subsectors have improved, permitting the execution of limited sales at higher prices thereby reducing exposure. At December 31, 2010, 38.4% of this portion of the portfolio is still rated AAA, 77.9% is rated investment grade, and except for $0.5 million in 2009 and $2.1 million in 2010 of principal losses, the portfolio continues to perform. During 2010, the IADB's holdings of these securities were primarily reduced by repayments at par of $1,012 million (2009—$753 million). For further information, refer to the Liquidity Management section of this Information Statement.

Net cash and investments totaled $16.6 billion at the end of the year, equal to 28.7% of total debt (after swaps), compared to $20.2 billion and 35.0%, respectively, in 2009.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management which continues to minimize exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the new policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the Bank's control. Consequently, actual future results could differ materially from those currently anticipated. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2010, 95% of loans outstanding were sovereign-guaranteed. In addition, under certain conditions and subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank can also lend to other development institutions without sovereign guarantee. Effective July 21, 2010, the ceiling[2] on non-sovereign-guaranteed operations was replaced with a risk-equity measure, such that risk capital requirements for such operations cannot exceed 20 percent of total equity[3] calculated in the context of the Bank's capital adequacy policy. As of September 30, 2010, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements for non-sovereign-guaranteed operations was $1.1 billion, or 5%[4] of total equity, as defined.

The Bank issues debt securities in a variety of currencies, maturities, structures, and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held primarily in United States dollars, but also in euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. However, the reported levels of assets, liabilities, income and expenses are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar.

[2]Up to July 20, 2010, non-sovereign-guaranteed operations were limited to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program.

[3]For capital adequacy purposes "total equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries local currency cash balances, net receivable from members (but not net payable to members) and the cumulative impact of Net fair value adjustments on non-trading portfolios.

[4]For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the Inter-American Investment Corporation (IIC), a separate affiliated international organization part of the IADB Group, in the amount of $100 million are not included.

Financial Statement Reporting

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See Additional Reporting and Disclosure section for some of the more significant accounting policies used to present the financial results in accordance with GAAP, which involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[5] as "Operating Income." Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: As described in Note B to the financial statements, in the first quarter of 2010, the Bank adopted an amendment to the accounting standard for Fair Value Measurements. This amendment required further disclosures regarding fair value measurements. In addition, a new accounting update was issued in the third quarter of 2010 addressing the disclosures for financing receivables and the related allowance for credit losses at disaggregated levels; this update was adopted by the Bank in 2010.

Economic Environment

In light of the financial support that the Bank provided to the region during the 2008–2009 global financial crisis, whereby it increased lending to record levels, the Bank's lending capacity for the short to medium-term was reduced. To address this situation, in addition to the measures that were undertaken in 2009 (e.g., the elimination of the policy-based lending constraint and Canada's subscription to $4 billion in temporary callable ordinary capital stock), the Bank began negotiating an increase to its capital stock with its shareholders. To that end, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for an increase in the Bank's Ordinary Capital resources.

Despite the global financial crisis and the current economic situation, the capitalization of the Bank remains strong. In addition, the Bank's liquidity levels are robust and in line with Bank policy.

[5]References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

During 2010, the trading investments portfolio experienced net mark-to-market gains of $396 million, compared to $528 million in 2009. Net losses of $18 million (relative to purchased price) were realized, compared to $32 million in 2009. Except for $0.5 million in 2009 and $2.1 million in 2010 of principal losses, the investment portfolio continues to perform.

Financial Highlights

Lending Operations: **Box 1** presents the Bank's lending summary and other selected financial data. During 2010, the Bank lending operations decreased from their 2009 record levels, but were still higher than their 2007 pre-crisis levels. This is reflected in the decrease in loans and guarantees approved and loan disbursements of $3.1 billion and $1.1 billion, respectively, as compared to 2009. Approved loans amounted to $12.1 billion (162 loans), compared to $15.3 billion[6] (147 loans) in 2009. The undisbursed portion of approved loans increased to $22.4 billion at year-end 2010 from $21.6 billion at year-end 2009.

During the year, four non-trade related guarantees without sovereign counter-guarantee were approved for $61 million (2009—one for $10 million). In addition, 131 trade finance guarantees in the aggregate amount of $239 million were issued (2009—105 guarantees in the aggregate amount of $187 million).

The portfolio of non-sovereign-guaranteed loans increased slightly to a level of $3.2 billion compared to $3.1 billion at December 31, 2009. In addition, the non-sovereign guarantees exposure decreased $163 million to $671 million compared to $834 million the previous year. As of December 31, 2010, 6.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.6% at December 31, 2009.

Total allowances for loan and guarantee losses amounted to $172 million at December 31, 2010 compared to $148 million in 2009. The Bank had non-sovereign-guaranteed loans with outstanding balances of $140 million classified as impaired at December 31, 2010 compared to $110 million at December 31, 2009. All impaired loans have specific allowances for loan losses amounting to $55 million at December 31, 2010, compared to $29 million at December 31, 2009.

Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans: Effective August 1, 2010, the Bank executed the second phase of the conversion of SCF- and CPS-adjustable rate products to USD LIBOR-based loans (the Conversion Offer), approved by the Board of Executive Directors in 2009. With this second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate.

[6]Includes $800 million (two operations) of loan approvals cancelled during the year.

Borrowing Operations: The Bank issued medium- and long-term debt securities for a total face amount of $13.7 billion equivalent (2009—$17.9 billion) that generated proceeds of $11.8 billion equivalent (2009—$16.2 billion) and had an average life of 5.3 years (2009—4.6 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

Financial Results: Operating Income for 2010 was $1,252 million, compared to $1,294 million in 2009. The decrease of $42 million was due to lower net investment gains of $82 million, an increase in net non-interest expense of $26 million and a provision for loan and guarantee losses of $24 million, compared to a credit of $21 million in 2009, which were partially offset by higher net interest income of $113 million, resulting mainly from an increase in net interest income from loans.

During 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25% and no supervision and inspection fee. While changes in interest rates will, over the long term, result in corresponding changes in operating income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in the fair values of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, the changes in fair value of lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, and the changes in fair value of equity duration swaps. During 2010, the Bank had net fair value losses on non-trading portfolios of $850 million, compared to $500 million in 2009. Fair value losses on lending swaps ($614 million) and equity duration swaps ($72 million) and losses associated with the changes in the Bank's credit spreads on the borrowing portfolio (approximately $213 million) were partially compensated by gains from changes in swap basis spreads (approximately $33 million). See Note R to the financial statements for further discussion on changes in fair value on non-trading portfolios.

Capitalization: During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk. As determined under the policy, the Bank is well capitalized.

The total equity-to-loans ratio at December 31, 2010 was 33.4% compared with 34.2% at December 31, 2009, with the decrease mainly due to an increase in loans outstanding and net

guarantee exposure of $4.8 billion, partially compensated by an increase in total equity, as defined, of $1.2 billion.

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources (IDB-9) of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would be in the form of callable capital stock. In an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors also approved the transfer of $72 million of Ordinary Capital income to the GRF and agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020.

The Board of Governors also approved an Income Management Model for the Ordinary Capital, which was implemented through the Long Term Financial Plan and is utilized in making annual decisions related to uses of Ordinary Capital income (see "Financial Risk Management—Capital Adequacy Framework—Income Management Model" below).

Asset and Liability Management: On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management. The new policy, among others, provides rules for the active management of equity duration and for limiting the bunching of debt redemptions within any 12-month period. In December 2010, asset/liability management swaps with a notional amount of $5.5 billion were carried out to maintain the equity duration within policy limits.

As part of the new asset/liability management policy, the Board of Executive Directors approved the conversion of the Bank's non-USD equity to United States dollars. Subsequently, on December 1, 2010, the Board of Executive Directors approved the conversion to United States dollars of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to maintenance of value, which were invested in the Held-to Maturity (HTM) investment portfolio. The implementation of this decision required the sale or transfer of securities from the HTM portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of investment gains of $54 million.

Other Developments During the Year:

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues to assess the impact of this financial regulatory reform on its operations.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2010	2009	2008	2007	2006
Operational Highlights					
Loans and guarantees approved[1][2]	$12,136	$15,278	$11,085	$ 8,577	$ 5,632
Gross loan disbursements	10,341	11,424	7,149	6,725	6,088
Net loan disbursements[3]	4,743	6,882	2,409	1,460	(2,527)
Balance Sheet Data					
Cash and investments-net[4], after swaps	$16,585	$20,204	$16,371	$16,301	$16,051
Loans outstanding[5]	63,007	58,049	51,173	47,954	45,932
Undisbursed portion of approved loans	22,357	21,555	19,820	16,428	16,080
Total assets	87,217	84,006	72,510	69,907	66,475
Borrowings outstanding[6], after swaps	57,874	57,697	47,779	45,036	43,550
Equity					
Callable capital stock[7]	100,641	100,641	96,599	96,613	96,613
(of which, subscribed by United States, Canada, Japan and the other nonregional members)	52,329	52,329	48,287	48,302	48,302
Paid-in capital stock	4,339	4,339	4,339	4,340	4,340
Retained earnings[8]	16,621	16,335	15,105	16,013	15,468
Total	20,960	20,674	19,444	20,353	19,808
Income Statement Data					
Loan income, after swaps	$ 1,830	$ 2,002	$ 2,355	$ 2,436	$ 2,466
Investment income (loss)	624	831	(973)	487	619
Other interest income	7	—	—	—	—
Borrowing expenses, after swaps	550	951	1,764	2,135	2,070
Loan and guarantee loss provision (credit)	24	(21)	93	(13)	(48)
Net non-interest expense	635	609	497	518	436
Operating Income (Loss)	1,252	1,294	(972)	283	627
Net fair value adjustments on non-trading portfolios[9]	(850)	(500)	950	(149)	(384)
Board of Governors approved transfers	(72)	—	—	—	—
Net income (loss)	330	794	(22)	134	243
Ratios					
Net borrowings[10] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other nonregional members	80.6%	74.1%	69.3%	61.2%	57.9%
Interest coverage ratio[11]	3.28	2.36	0.45	1.13	1.30
Total equity[12] to loans[13] ratio	33.4%	34.2%	35.3%	40.2%	40.8%
Cash and investments as a percentage of borrowings outstanding, after swaps	28.7%	35.0%	34.3%	36.2%	36.9%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	3.12%	3.75%	4.85%	5.35%	5.22%
Average liquid investments[14]	3.37%	4.29%	(5.27%)	2.93%	4.39%
Average earning assets	3.14%	3.89%	2.14%	4.69%	5.02%
Average cost of:					
Borrowings outstanding during the year	0.96%	1.78%	3.84%	4.92%	4.78%
Total funds available	0.71%	1.32%	2.66%	3.36%	3.40%

[1] In 2009, includes $800 million of loan approvals cancelled during the year.
[2] Excludes guarantees issued under the Trade Facilitation Program.
[3] Includes gross loan disbursements less principal repayments.
[4] Net of Payable for investment securities purchased and cash collateral received and Receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $655 million in 2010.
[6] Net of premium/discount.
[7] Includes $4,039.9 million capital subscription received from Canada in 2009 for 334,887 shares of non-voting callable capital stock redeemable from 2014 to 2017.
[8] Includes Accumulated other comprehensive income.
[9] Previously known as Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value.
[10] Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).
[11] The interest coverage ratio is computed using Operating Income (Loss).
[12] "Total equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[13] Includes loans outstanding and net guarantee exposure.
[14] Geometrically-linked time-weighted returns.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors, provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's objective is to promote sustainable growth, poverty reduction and social equity. The Report on the Ninth General Increase in the Resources of the Bank identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2.**

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the ongoing progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted an emergency lending program to address financial or economic crises.

In addition, the Bank lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing and are subject to certain eligibility requirements and volume limits. The Bank also lends to other development institutions for on-lending purposes without a sovereign guarantee. Until December 31, 2012, non-sovereign-guaranteed operations will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity, as defined.[7] As of September 30, 2010 (the date of the latest quarterly report to the Board of Executive Directors), the risk capital requirements of non-sovereign-guaranteed operations was $1.1 billion, or 5% of total equity, as defined.

Non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $3.1 billion and $10.1 billion, policy-based lending between $0.8 billion and $3.5 billion, and non-sovereign-guaranteed lending between $0.6 billion and $2.1 billion. There were no emergency loan approvals in 2010 compared to $500 million approved in 2009. In addition, approvals under the Liquidity Program in 2009, the last year this product was available, amounted to $1.1 billion.[8]

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2006 through 2010
(Expressed in billions of United States dollars)


18
16
14
12
10
8
6
4
2
0
Total 5.4
0.6
1.7
3.1
Total 7.7
5.7
Total 11.1
1.5
6.6
Total 15.3
0.5
2.6
10.1
Total 12.1
3.5
7.8
2006
2007
2008
2009
2010
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Liquidity Program
Emergency Lending
Non-Sovereign-Guaranteed

During 2010, loan approvals totaled $12.1 billion compared to $15.3 billion[8] in 2009. A summary of loan approvals by country during 2010 and 2009 appears in **Table 1**. By loan type,

Table 1: LOAN APPROVALS BY COUNTRY[(1)]
For the years ended December 31, 2010 and 2009
(Expressed in millions of United States dollars)

COUNTRY	2010	2009
Argentina	$ 1,165	$ 1,601
Barbados	85	80
Belize	10	28
Bolivia	141	134
Brazil	2,260	2,959
Chile	69	57
Colombia	685	1,347
Costa Rica	92	45
Dominican Republic	335	992
Ecuador	509	505
El Salvador	435	327
Guatemala	291	645
Guyana	18	17
Honduras	250	50
Jamaica	630	401
Mexico	2,952	3,127
Nicaragua	125	92
Panama	340	705
Paraguay	152	224
Peru	341	447
Suriname	12	15
Trinidad and Tobago	140	49
Uruguay	88	326
Venezuela	890	1,000
Regional	60	95
Total	$12,075	$15,268

[(1)] Includes non-sovereign-guaranteed loans.

[7]Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

[8]Includes $800 million of loan approvals under the Liquidity Program cancelled during the year.

approvals decreased in almost all categories from their 2009 historical record levels. Investment, Liquidity Program, emergency and non-sovereign-guaranteed loan approvals decreased $2.3 billion, $1.1 billion, $0.5 billion and $0.2 billion, respectively, while policy-based loan approvals increased $0.9 billion.

At December 31, 2010, the total volume of outstanding loans was $63.0 billion, $5.0 billion higher than the $58.0 billion at December 31, 2009. This increase was mainly due to a higher level of loan disbursements ($10.3 billion) than collections ($5.6 billion, including prepayments of $1.3 billion). Undisbursed balances at December 31, 2010, totaled $22.4 billion, an increase of $0.8 billion from December 31, 2009. This change was mainly due to higher loan approvals than disbursements and cancellations.

During 2010, the portfolio of non-sovereign-guaranteed loans increased to a level of $3.2 billion compared to $3.1 billion at December 31, 2009. In addition, the non-sovereign guarantee exposure decreased $163 million to $671 million compared to $834 million the previous year. As of December 31, 2010, 6.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.6% at December 31, 2009.

A summary statement of loans outstanding by country at December 31, 2010 and 2009 is set forth in Appendix I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: The Bank currently offers market-based products that provide borrowers with flexibility to select terms that are compatible with their debt management strategy. **Table 2** presents the currently available financial terms for sovereign-guaranteed loans. As of December 31, 2010, the Bank offers two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: SCF LIBOR-based loans and Local Currency Facility (LCF) loans. The Bank also offers emergency loans with sovereign guarantee.

The SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. The Bank also offers its borrowers an option to convert their SCF LIBOR loan balances to fixed-base cost rate.

Under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

	Single Currency Facility	Local Currency Facility	Emergency Lending Facility
Interest rate option	LIBOR-based loans [3]	Fixed-base cost, floating, inflation-linked, subject to market availability	LIBOR-based loans
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies	Any borrowing member currency, subject to market availability	USD
Cost Base	3-month LIBOR	Local currency equivalent of the USD projected funding cost or actual funding cost	6-month LIBOR
Funding Cost Margin	Weighted average cost margin of debt allocated to this product	Not applicable	Not applicable
Lending Spread [1][2]	95	95	400
Credit commission [1][2]	25	25	75
Supervision and inspection fee[1][2]	0	0	Not applicable
Front-end fee [1]	Not applicable	Not applicable	100
Maturity [4]	15–25 years	15–25 years, subject to market availability [5]	5 years
Grace Period [4]	For investment loans: 6 months after original disbursement period. For policy-based loans: 5 years.		3 years

[1] Loan charges expressed in basis points (bps).

[2] Loan charges on sovereign-guaranteed loans, excluding emergency lending, are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-months period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

[3] SCF LIBOR-based loan balances can be converted to fixed-base cost rate or the LCF, subject to certain conditions.

[4] For SCF "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) maturity is 30 years and grace period is 6 years.

[5] The maturity of disbursements/conversions is limited by the tenors available in the market. When the maturity of the Bank's funding in local currency is shorter than the original maturity of the loan, partial maturity disbursements/conversions will be offered, such that borrowers have the option to roll over the balance at maturity of the original funding, subject to market availability and agreement on pricing. Alternatively, the Bank offers the ability to change the original amortization schedule at time of disbursement/conversion such that (i) the weighted average life (WAL) of the revised schedule does not exceed the original WAL of the loan and (ii) the final original maturity of disbursed/converted amounts does not exceed the final maturity of the loan.

local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. At December 31, 2010, the Bank had local currency sovereign guaranteed loans outstanding of $2.1 billion, which were swapped back-to-back to United States dollars.

The Bank offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans generally can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Previously Available Financial Terms: Up to June 30, 2009, the Bank offered SCF adjustable rate loans with interest rates adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In the past, the Bank also offered loans under the CPS. For these loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the emergency lending category.

Conversion of SCF and CPS Adjustable Rate Loans to LIBOR-Based Loans—Second Execution: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof.

As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed-base cost rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis over LIBOR determined at the time of execution of the conversion, plus the Bank's lending spread.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32.0 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate. In addition, the Bank executed interest rate and currency swaps for a total notional amount of approximately $10.3 billion.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-3 to the financial statements.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[1]
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010		2009	
	Amount	**%**	**Amount**	**%**
SCF-LIBOR-based	$25,322	40.2	$18,057	31.1
SCF-fixed-base cost	28,409	45.1	25,629	44.2
SCF-adjustable	1,305	2.1	4,158	7.2
LCF	2,110	3.3	1,470	2.5
Emergency lending	500	0.8	300	0.5
Liquidity Program	102	0.2	116	0.2
Non-sovereign-guaranteed-fixed	669	1.1	514	0.9
Non-sovereign-guaranteed-floating	2,366	3.8	2,369	4.1
Currency Pooling System	1,603	2.5	4,665	8.0
U.S. Dollar Window	415	0.7	549	0.9
Others	206	0.2	222	0.4
Total	$63,007	100.0	$58,049	100.0

[1] Non-sovereign-guaranteed loans in the amount of $189 million (2009—$202 million) to other development institutions are included in SCF-LIBOR-based, U.S. Dollar Window and Others, as applicable.

Of the $22.4 billion undisbursed loan balances at December 31, 2010, 84% pertains to the SCF-LIBOR based, 5% to the SCF-adjustable and 9% to the non-sovereign-guaranteed floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where either a cost pass-through of the funding cost is not applicable or the currency of the loans is not the same as the one of the underlying funding.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Loans under the Liquidity Program)
Loan charges are established annually by the Board of Executive Directors taking into consideration the trade-offs presented in the new Long-Term Financial Plan (see "Financial Risk Management—Capital Adequacy Framework—Income Management Model" below). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses, adjusted for 90% of the income from the Bank's non-sovereign-guaranteed operations.

During late 2010, the Board of Executive Directors approved lending spreads for 2011 of 0.80%, a credit commission of 0.25% and no supervision and inspection fee. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2008:			
First semester	0.15	0.10	—
Second semester ...	0.30	0.25	—
2009:			
First semester	0.30	0.25	—
Second semester ...	0.95	0.25	—
2010:			
First semester	0.95	0.25	—
Second semester ...	0.95	0.25	—

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2010, four non-trade-related guarantees without sovereign counter-guarantee were approved for $61 million (2009—one for $10 million). In addition, the Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. During 2010, 131 trade-finance guarantees in the aggregate amount of $239 million were issued. This compares with 105 guarantees in the aggregate amount of $187 million issued in 2009.

As of December 31, 2010, guarantees of $814 million (2009—$988 million), including $153 million issued under the TFFP (2009—$97 million), were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure on non-sovereign guarantees, net of reinsurance, was $671 million at December 31, 2010 (2009—$834 million).

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by resources from the Ordinary Capital's special programs, funds under administration, and, up to December 31, 2010, FSO resources. In 2010, the Bank provided technical assistance for a total of $296 million (2009—$266 million), including $86 million (2009—$95 million) funded by the Ordinary Capital.

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

The Bank's new liquidity policy (approved in December 2009 and in effect beginning January 1, 2010) targets an investment portfolio sufficient to cover between six and twelve months of debt repayments and loan disbursements. The new policy allows Management to manage liquidity more dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year and sent to the Board of Executive Directors for their information. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Bank's Discount Note Program and assets with limited or restricted availability. The policy band may be reviewed during the year depending on whether or not there are any changes in the components that generate the band (i.e., loan disbursements and debt redemptions, as well as net guarantee exposure). At December 31, 2010,

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations even at times when access to the capital markets becomes temporarily impaired. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

liquidity was $16.2 billion, within policy limits. During the year, liquidity, as defined, averaged $15.6 billion compared to $13.7 billion in 2009.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Up to December, 2010, liquid investments were maintained in three distinct sub-portfolios: transactional and operational (trading investments portfolio) and HTM, each with different risk profiles and performance benchmarks. Effective in December 2010, the HTM portfolio was discontinued. See "Financial Risk Management—Market Risk—Asset and Liability Management" for further information. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consisted primarily of the special reserve assets, which are now part of the trading investments portfolio.

Investments of up to 10% of the portfolio may be contracted out to external managers. At December 31, 2010, the Bank had investments of $571 million or 3.4% of the total investments portfolio (2009—$566 million or 2.8%) managed by external firms.

The returns of the liquid investment portfolios in 2010 and 2009 are shown in **Table 5.** The decrease in the return of the trading investments portfolio in 2010, as compared to 2009, is primarily due to a slow-down in the recovery of the financial markets, which resulted in lower mark-to-market investment gains, and lower overall interest rates. The increase in the return of the HTM portfolio was due to the recognition of unrealized gains as a result of the discontinuation of the portfolio in December 2010. Excluding these gains, which amounted to $54 million, the HTM portfolio return would have been 2.39%, lower than last year mostly due to the lower interest rates environment.

Table 5: LIQUID INVESTMENT PORTFOLIOS[1]
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

Portfolio	2010 Ending Balance	2010 Financial Return (%)[2][3][4]	2009 Ending Balance	2009 Financial Return (%)[2][3][4]
Transactional	$ 4,504	0.21	$ 5,066	0.40
Operational	11,852	4.51	11,140	6.08
Held-to-Maturity	—	4.41	3,756	2.75
Overall Portfolio	$16,356	3.37	$19,962	4.29

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.
[4] Includes gains and losses.

Performance and Exposure of Liquid Investments Portfolio

The liquid investments portfolio continued to recover during 2010 as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. Exposure to structured assets was reduced through repayments at par and selected asset sales. However, as a result of the still weak economic fundamentals in the world's major economies and the ongoing deleveraging of financial institutions, the recovery in market pricing for structured securities has lagged other sectors.

The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors improved, permitting the execution of limited sales thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

In 2010, the Bank recognized $396 million of mark-to-market gains in its trading investments portfolio (2009—$528 million). These investment gains substantially relate to the $3.0 billion asset-backed and mortgage-backed securities portion of the portfolio. However, liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted. At December 31, 2010, 38.4% of this portion of the portfolio is still rated AAA (2009—56.1%), 77.9% is rated investment grade (2009—85.4%), and except for $0.5 million in

2009 and $2.1 million in 2010 of principal losses, the portfolio continues to perform. During 2010, the Bank's holdings of these securities were primarily reduced by repayments at par of $1,012 million (2009—$753 million). Net losses of $18 million (relative to purchase price) were realized in 2010, compared to $32 million in 2009.

While there has been some downward ratings migration, it is important to note that rating agency changes lag market moves and events. Downgrades have continued, though at a much slower pace, even as market prices recovered further during the year.

The exposure for the whole investment portfolio amounted to $16.4 billion at December 31, 2010 compared to $20.0 billion at December 31, 2009. The quality of the overall portfolio continues to be high, as 79.0% of the credit exposure is rated AAA and AA (2009—75.3%), 11.6% carry the highest short-term ratings (A1+) (2009—13.3%), 4% is rated A (2009—7.2%), and 5.4% is rated below A/A1+ (2009—4.2%). **Table 6** shows a breakdown of the trading investments portfolio at December 31, 2010 and 2009 by major security class together with unrealized gains and losses included in Income (loss) from Investments-Net gains (losses) on securities held at the end of the respective year.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2010 and 2009
(Amounts expressed in million of United States dollars)

	2010		2009	
Security Class	Fair Value[(1)]	Unrealized Gains (Losses)[(2)]	Fair Value[(1)]	Unrealized Gains (Losses)[(2)]
Obligations of the United States Government and its corporations and agencies	$ 822	$ —	$ 819	$ —
U.S. government-sponsored enterprises	505	(7)	540	3
Obligations of non-U.S. governments and agencies	7,045	8	6,574	17
Bank obligations	5,054	(10)	4,458	57
Corporate securities	—	—	49	7
Mortgage-backed securities	**1,925**	**165**	**2,337**	**184**
U.S. residential	573	87	574	62
Non-U.S. residential	875	21	1,248	109
U.S. commercial	182	44	165	12
Non-U.S. commercial	295	13	350	1
Asset-backed securities	**1,043**	**106**	**1,558**	**114**
Collateralized loan obligations	633	64	1,028	78
Other collateralized debt obligations	152	30	135	(13)
Other asset-backed securities	258	12	395	49
Total trading investments	$16,394	$262	$16,335	$382

(1) Includes accrued interest of $38 million and $31 million in 2010 and 2009, respectively, presented in the Balance Sheet under Accrued interest and other charges.

(2) Represents unrealized gains and losses included in Income (loss) from Investments—Net gains (losses) for the corresponding year.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2010 is presented in Appendix I-4 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, payable for investment securities purchased and cash collateral received, Due to IDB Grant Facility, and postretirement benefit liabilities.

SOURCES OF FUNDS

Equity

Equity at December 31, 2010 was $21.0 billion compared with $20.7 billion at December 31, 2009. The increase of $0.3 billion primarily reflects the Operating Income for the year of $1,252 million partially offset by Net fair value adjustments on non-trading portfolios of $850 million, Board of Governors approved transfers of $72 million and Other comprehensive loss of $44 million (essentially composed of the decrease in the funded status of the Bank's pension and postretirement plans of $19 million and negative translation adjustments of $25 million).

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 7** presents the composition of the total equity-to-loans ratio at December 31, 2010 and 2009. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

As presented in **Table 7**, the total equity-to-loans ratio decreased from 34.2% at December 31, 2009, to 33.4% at December 31, 2010. The decrease was mainly due to an increase of $4.8 billion in loans outstanding and net guarantee exposure, partially offset by an increase in total equity, as defined, of $1.2 billion, mostly resulting from Operating Income of $1,252 million less Board of Governors approved transfers of $72 million. **Figure 2** presents the changes in the total equity-to-loans ratio during the last five years. Prior to 2007, the total equity-to-loans ratio had increased steadily as a result of the growth in the total equity, as defined, and lower loans outstanding. From 2008, the total equity-to-loans ratio reflects the increase in Bank lending to the region.

Table 7: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010	2009
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve[1]	14,055	13,766
Special reserve[1]	2,566	2,569
	20,960	20,674
Plus:		
Allowances for loan and guarantee losses	172	148
Minus:		
Borrowing countries' local currency cash balances	136	131
Cumulative net fair value adjustments on non-trading portfolios	(322)	528
Total equity, as defined	$21,318	$20,163
Loans outstanding and net guarantee exposure	$63,731	$58,935
Total equity-to-loans ratio	33.4%	34.2%

[1] Includes Accumulated other comprehensive income.

Figure 2: TOTAL EQUITY-TO-LOANS RATIO


44%
38%
32%
26%
40.8%
40.2%
35.3%
34.2%
33.4%
2006
2007
2008
2009
2010

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2010, subscribed capital stock was $105.0 billion, of which $4.3 billion had been paid-in and $100.6 billion was callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2010, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable

capital stock, increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. As a result, the authorized ordinary capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares, authorized and subscribed. The paid-in ordinary capital stock of the Bank remained unchanged. The terms and conditions of Canada's subscription to non-voting callable capital stock stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date. If the Board of Governors approves an increase in the Bank's authorized ordinary capital stock prior to such transfer of the shares, Canada shall have the right to transfer to the Bank an amount of the shares equal in value to such additional ordinary capital shares on the corresponding subscription date.

Capital Increase: On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase in the Bank's Ordinary Capital resources of $70 billion that would be subscribed to in United States dollars by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital stock and the remainder would represent callable capital stock.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

In 2010, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $11.8 billion compared to $16.2 billion in 2009. The decrease in borrowings was due, primarily, to lower net loan disbursements of $2.1 billion as well as the positive impact on the Bank's liquidity levels of the conversion of $3.0 billion of non-borrowing member currency holdings subject to maintenance of value. Borrowing operations for 2010 and 2009 are summarized in **Table 8**.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2010, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with three-, five-, seven- and ten-year maturities for a combined amount of $6.5 billion. Bonds denominated in borrowing member country currencies in the aggregate amount of $733 million were issued (2009—$303 million), composed of the following currencies: Brazilian reais—$707 million, Mexican pesos—$16 million and Colombian pesos—$10 million (2009—Brazilian reais—$246 million, Costa Rican colones—$15 million, and Mexican pesos—$42 million). In addition, the Bank transacted various bonds denominated in Australian dollars, Indian rupees, Indonesian rupiahs, New Zealand dollars, South African rand, Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2010, as compared to 2009, are shown in **Figure 3**. In 2010

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other nonregional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2010, Net Borrowings represented 80.6% of the subscribed callable capital stock of the non-borrowing member countries compared to 74.1% in 2009. Accordingly, the unused borrowing capacity at the end of the year amounted to $10.1 billion, compared to $13.5 billion in 2009.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2010 and 2009
(Amounts expressed in millions of United States dollars)

	2010	2009
Total medium- and long- term borrowings[1]	$11,789	$16,240
Average life (years)[2]	5.3	4.6
Number of transactions	85	81
Number of currencies	10	10

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.

Figure 3: BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2010 and 2009


2010
Others 2%
Latin American Currencies 5%
Indian Rupees 3%
Indonesian Rupiahs 3%
Australian Dollars 14%
U.S. Dollars 73%
2009
Others 2%
Latin American Currencies 2%
Swiss Francs 3%
Australian Dollars 9%
U.S. Dollars 84%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2010


Borrowings, before swaps
Floating & adjustable 9%
Fixed 91%
Borrowings, after swaps
Fixed 12%
Floating 88%

[1] Medium- and long-term borrowings only.

and 2009, all non-United States dollar borrowings were initially swapped into United States dollars.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. During 2010, the Bank called $506 million of its borrowings (2009—$176 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2010, all the new fixed rate borrowings were initially swapped into United States dollars at floating rates. **Figures** 4 and 5 illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2010. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K and L and Appendix I-4 to the financial statements.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2010


Borrowings, before swaps
Others 32%
Euro 2%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 63%
Borrowings, after swaps
Euro 4%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 93%

[1] Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income (Loss)

Operating Income (Loss) includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains (losses), the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 9** shows the breakdown of Operating Income (Loss) during the last three years.

Table 9: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	2010	2009	2008
Loan interest income	$1,764	$1,934	$2,301
Investment interest income	178	303	632
Other interest income	7	—	—
	1,949	2,237	2,933
Less:			
Borrowing expenses	550	951	1,764
Net interest income	1,399	1,286	1,169
Other loan income	66	68	54
Net investment gains (losses)	446	528	(1,605)
Other expenses (credits):			
Provision (credit) for loan and guarantee losses	24	(21)	93
Net non-interest expense	635	609	497
Total	659	588	590
Operating Income (Loss)	$1,252	$1,294	$ (972)

Year 2010 versus 2009: The Operating Income for 2010 was $1,252 million compared to $1,294 million in 2009, a decrease of $42 million. This decrease was due to lower net investment gains of $82 million, higher net non-interest expense of $26 million, and a provision for loan and guarantee losses of $24 million, compared to a credit of $21 million in 2009, which were partially offset by higher net interest income of $113 million, resulting mainly from an increase in net interest income from loans.

Year 2009 versus 2008: The Operating Income for 2009 was $1,294 million compared to an Operating Loss of $972 million in 2008, an income increase of $2,266 million. This increase was substantially due to higher net interest income of $117 million, net investment gains of $528 million, compared to losses of $1,605 million in 2008, and a credit for loan and guarantee losses of $21 million, compared to a provision of $93 million in 2008, which were partially offset by higher net non-interest expense of $112 million.

Net Interest Income

Year 2010 versus 2009: The Bank had net interest income of $1,399 million in 2010, compared to $1,286 million in 2009. The increase of $113 million was substantially due to higher net interest income from loans. The lending spread on most of the Bank's loans increased from an average of 0.63% in 2009 to 0.95% in 2010 while the average loan balance increased by $5,298 million. The effect of this increase was partially offset by a reduction in the return on the portion of the portfolio funded with equity.

Year 2009 versus 2008: The Bank had a net interest income of $1,286 million in 2009 compared to $1,169 million in 2008. The increase was substantially due to an increase in the amount of, and the interest margin generated by, the Bank's regular loans (generated by the increase in the lending spread on sovereign loans during the second semester of 2009), which was partially offset by the decrease in market interest rates.

Net Investment Gains (Losses)

Year 2010 versus 2009: The Bank's trading investments portfolio contributed net mark-to-market gains of $396 million, compared to $528 million in 2009, a decrease of $132 million mostly due to a slow-down in the recovery of the financial markets. In addition, the Bank recognized net gains of $50 million from the HTM portfolio substantially resulting from the discontinuance of this portfolio.

Year 2009 versus 2008: In 2009, the Bank had net mark-to-market gains of $528 million from its trading investments portfolio, compared to losses of $1,605 million in 2008, as a result of the financial markets recovery that started during the second quarter of 2009.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2010, 2009, and 2008 are shown in **Table 10.**

Table 10: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2010		2009		2008	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[(1)]	$58,732	3.01	$53,434	3.62	$48,589	4.74
Liquid investments[(2)(3)]	19,631	3.37	19,061	4.29	16,550	(5.27)
Total earning assets	$78,363	3.10	$72,495	3.80	$65,139	2.20
Borrowings	$57,555	0.96	$53,372	1.78	$46,007	3.84
Net interest margin[(4)]		1.79		1.77		1.79

[(1)] Excludes loan fees.
[(2)] Geometrically-linked time-weighted returns.
[(3)] Includes gains and losses.
[(4)] Represents net interest income as a percent of average earning assets.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 11.**

Table 11: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2010	2009	2008
Administrative expenses			
Staff costs	$401	$361	$332
Consultant fees	78	70	69
Operational travel	25	24	22
Realignment expenses	1	11	5
Other expenses	79	76	73
Total gross administrative expenses	584	542	501
Less: Share of Fund for Special Operations	(11)	(12)	(62)
Net administrative expenses	573	530	439
Service fee revenues	(5)	(5)	(5)
Special programs	83	94	69
Other income	(16)	(10)	(6)
Net non-interest expense	$635	$609	$497

Year 2010 versus 2009: Net non-interest expense increased from $609 million in 2009 to $635 million in 2010. The increase is substantially due to higher net pension and postretirement benefit costs of $25 million due to the change in the attribution period for medical benefits in 2009, which is being amortized over two years.

Year 2009 versus 2008: Net non-interest expense increased by $112 million in 2009 mainly due to a reduction in the percentage of administrative expenditures charged to the FSO, as approved by the Board of Executive Directors ($50 million), an increase in Special programs of $25 million and an increase in staff costs of $29 million.

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. Three risk management units of the Bank—capital adequacy/ALM, treasury risk and credit risk—are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2010 and 2009, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6.**

Relative to December 31, 2009, **Figure 6** shows that the relative amount of lending exposure to sovereign borrowers rated at investment grade and B+ to B– levels increased from 44% to 46% and from 20% to 26%, respectively, while the lending exposure to sovereign borrowers in the BB+ to BB– and CCC+ to C categories decreased from 25% to 22% and from 4% to 0%, respectively. The lending exposure in the non-sovereign-guaranteed category decreased from 7% to 6%. No borrower was in selective default. Note that the weighted average credit quality of the Bank's sovereign lending exposure remains at the BB level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited only by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7,** from 2009 to 2010, the lending exposure concentration remained basically unchanged. About 68% of the total exposure still is held by the five largest borrowers.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LEADING EXPOSURE REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES
December 31, 2010 and 2009


2010
B+ to B–
26%
Investment
grade
46%
Non-sovereign
guaranteed
6%
BB+ to BB–
22%
2009
B+ to B–
20%
Non-sovereign
guaranteed
7%
Investment
grade
44%
CCC+
to C
4%
BB+ to BB–
25%

Figure 7: CONCENTRATION OF LENDING EXPOSURE
December 31, 2010 and 2009


2010
6–10
14%
11–15
9%
1–5
68%
16–20
2%
21–25
1%
Non-Sovereign-
guaranteed 6%
2009
6–10
14%
11–15
8%
1–5
68%
16–20
2%
21–25
1%
Non-sovereign-
guaranteed 7%

capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing policy.

Capital Adequacy Framework: During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk. The new policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: As part of the IDB-9, the Board of Governors mandated that the Bank adopt an Income Management Model (IMM) that relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated fashion. The implementation of the IMM is done through the Ordinary Capital Long-Term Financial Plan (LTFP), which is utilized in making annual decisions regarding the level of loan charges, the availability of resources for the GRF, other allocations of income, and their impact on the Bank's long-term sustainable lending capacity.

With the approval of the IMM, the Board of Governors also established a minimum level of loan charges for sovereign-guaranteed loans such that the income generated by these charges (adjusting for 90% of the income from the Bank's non-sovereign-guaranteed operations) cover 90% of the Ordinary Capital's administrative expenses.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 12.**

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, the Private Sector Non-Accrual and Loss Provisioning Committee,

Table 12: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

chaired by the Head of the Risk Management Office, determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 51 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988—1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2010, the Bank had non-sovereign-guaranteed loans classified as impaired for $140 million (2009—$110 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $24 million was recognized during 2010 (2009—credit of $21 million). Total allowances of $172 million were maintained at December 31, 2010 (2009—$148 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 4.2% of the corresponding combined outstanding portfolios (2009—3.5%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2010, the exposure for the whole investment portfolio amounted to $16.4 billion, compared to $20.0 billion as of December 31, 2009. The credit quality of the investment portfolio continues to

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2010 and 2009


2010
Below A/A1+ 5.4%
A1+ 11.6%
A 4.0%
AA 37.6%
AAA 41.4%
2009
Below A/A1+ 4.2%
A1+ 13.3%
A 7.2%
AA 23.1%
AAA 52.2%

be high, as 79.0% of the issuers are rated AAA and AA, 11.6% carry the highest short-term ratings (A1+), 4% are rated A, and 5.4% are rated below A/A1+, compared to 75.3%, 13.3%, 7.2%, and 4.2%, respectively, in 2009. **Figure 9** provides details of the current credit exposure (netted by counterparty and after consideration of collateral held) on the swap portfolio, by counterparty rating category. Excluding collateral, the credit exposure from swaps increased from $3 billion at December 31, 2009 to $4.8 billion at December 31, 2010. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $4.1 billion. Total uncollateralized swap exposure at December 31, 2010 was $0.7 billion, compared to $0.3 billion in 2009.

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2010 and 2009


2010
A 7.6%
AA 92.4%
2009
AA 91.4%
A 8.6%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. In addition, the Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band.

On July 28, 2010, the Board of Executive Directors approved a new policy for asset/liability management. The new policy, among others, provides rules for the active management of equity duration and for limiting the bunching of debt redemptions within any 12-month period. In December 2010, asset/liability management swaps with a notional amount of $5.5 billion were carried out to maintain the equity duration within policy limits.

As part of the new asset/liability management policy, the of Board of Executive Directors approved the conversion of non-USD equity to United States dollars. Subsequently, on December 1, 2010, the Board of Executive Directors approved the conversion of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to maintenance of value, which were invested in the HTM investment portfolio. The implementation of this decision required the sale or transfer of securities from the HTM portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of unrealized investment gains.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2010; the remaining 7% are emergency and Liquidity Program loans, non-sovereign-guaranteed loans and fixed-rate loans. A small portion of the

cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches, on an after-swap basis, its borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank maintains the currencies of equity funded assets in the same currencies as its equity.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2010 and 2009.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes or systems, human factors or external events, that can cause financial losses or result in the inability of the

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2010 and 2009


ASSETS — 2010
Swiss Francs 1%
Japanese Yen 1%
Euro 2%
U.S. Dollars 96%
LIABILITIES — 2010
Swiss Francs 1%
Japanese Yen 2%
Euro 3%
U.S. Dollars 94%
ASSETS — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 6%
U.S. Dollars 91%
LIABILITIES — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 7%
U.S. Dollars 90%

Bank to achieve its strategic goals and objectives. These risks generally arise from business disruption events caused by breakdowns in information systems and natural disasters, transaction processing errors or omissions, and breach of physical safeguard and security, including information systems. In addition, operational risk includes fraud and failures in the Bank's execution of its contractual, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies. Furthermore, the Bank is in the process of developing a framework to complement its current practices and enhance the assessment, coordination, mitigation, and reporting of operational risks across the different business units.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework for its financial reporting, and has in place an annual process for Management to report on the effectiveness of the internal control over financial reporting, and for the external auditors to audit and issue an opinion as to the effectiveness of the internal control over financial reporting. The Management report and external auditors' opinion on internal control over financial reporting for 2010 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e., external prices and parameters) and the consistent application of this approach from period to period.

The interest component of the changes in the fair value of trading securities and related derivatives is presented in Income (loss) from Investments-Interest in the Statement of Income and Retained Earnings. The remaining changes in fair value of those securities are presented in Income (loss) from Investments-Net gains (losses). The interest component of the changes in fair value of borrowings and lending, borrowing and equity duration derivatives is recorded in Borrowing expenses, Income from loans and Other interest income, respectively. The remaining changes in fair value of these instruments are reported in Net fair value adjustments on non-trading portfolios. See Note R to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on cost allocation formulas approved by the Board of Executive Directors or the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note S to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2010, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one appointed by Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including: the Audit Committee; the Budget and Financial Policies Committee; the Conduct Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	**Alternates**	**Member Countries**
Mattia Adani (Italy)	Ulrike Metzger (Germany)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Gustavo Arnavat (United States)	* (United States)	United States
Adina Bastidas (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Richard Bernal (Jamaica)	Kurt Kisto (Trinidad and Tobago)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Hugo Rafael Cáceres (Paraguay)	Marcelo Bisogno (Uruguay)	Bolivia, Paraguay and Uruguay
Manuel Coronel Novoa (Nicaragua)	Carmen María Madríz (Costa Rica)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Alejandro Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
José Carlos Miranda (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Cecilia Ramos Ávila (Mexico)	Muriel Alfonseca (Dominican Republic)	Dominican Republic and Mexico
Marc-Olivier Strauss-Kahn (France)	Orla Bakdal (Denmark)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Yasusuke Tsukagoshi (Japan)	Gerald Duffy (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Juan Valdivia Romero (Peru)	Roberto Prieto Uribe (Colombia)	Colombia and Peru
Vinita Watson (Canada)	Peter Cameron (Canada)	Canada

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communications of Senior Management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Procurement Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources and the provision of support services, ensuring effective and efficient performance by the financial, legal, information technology, budget, and human resources staff.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group[9] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge

[9] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

Jaime A. Sujoy	Vice President for Finance and Administration
Steven J. Puig	Vice President for Private Sector and Non-Sovereign Guaranteed Operations
Eduardo Lora	General Manager and Chief Economist, Department of Research, a.i.
Carlos Hurtado	General Manager, Country Department Southern Cone
Fidel Jaramillo	General Manager, Country Department Andean Group, a.i.
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Gerard Johnson	General Manager, Country Department Caribbean Group
Germán Quintana	Secretary of the Bank
J. James Spinner	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
John R. Hauge	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Guillermo Miranda	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Julie T. Katzman	General Manager, Office of the Multilateral Investment Fund, a.i.
Luis Giorgio	Chief, Office of the Presidency
George de Lama	Advisor, Office of External Relations
Alexandre Meira Rosa	Sector Manager, Infrastructure and Environment Sector
Kei Kawabata	Sector Manager, Social Sector
Ana Maria Rodriguez-Ortiz	Sector Manager, Institutional Capacity and Finance Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Graciela Schamis	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Advisor, Office of Outreach and Partnerships
Javier Molina	Advisor, Office of Risk Management, a.i.
Brígida Benitez	Chief, Office of Institutional Integrity
Alan N. Siegfried	Executive Auditor

Stephen A. Quick is the Director of the Office of Evaluation and Oversight

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=1239020, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=812259, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has an Ethics Officer and separate Committees responsible for the interpretation and enforcement of the Codes for employees and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties extended, on a yearly basis through 2006, E&Y's appointment. In 2007, E&Y won a new competitive bidding and was appointed as the Bank's external auditors for a second five-year period ending in 2011.

Contracted fees for audit services provided to the Bank by E&Y in connection with the 2010 financial statement and internal control audits amount to $1,272,000. In addition, E&Y was paid $133,000 during 2010 for services related to bond issuance. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2010 audits are $406,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Audit Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by Management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2010, the FSO's fund balance amounted to $5.3 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers. Outstanding FSO loans totaled $4.0 billion, and the undisbursed portion of approved loans amounted to $1.0 billion.

Increase in the Resources of the FSO

As part of the IDB-9, on July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase in the resources of the FSO, consisting of an additional $479 million (in net present value terms) of new contribution quotas to be paid by Bank members in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of $479 million, established at $517.3 million, starting in 2011. Pursuant to the terms of the IDB-9, any Bank member may elect to make a contribution to the FSO in advance of the Board of Governors' approval of the increase in the resources of the FSO, either constituting its entire share of the proposed increase in resources or the first installment of such increase.

Debt Relief

As part of the IDB-9, the Board of Governors approved, effective upon the receipt of advance contributions to the FSO by the Bank members as part of the proposed increase in the resources of the FSO, (i) the full cancellation of Haiti's debt to the FSO and (ii) the transfer of all undisbursed loan balances from the FSO to the GRF and the subsequent conversion to non-reimbursable grants. Upon the receipt of advance contributions from certain member countries in 2010, Haiti's debt to the FSO in the amount of $484 million was cancelled and undisbursed loan balances of $144 million were transferred to the GRF and subsequently converted to non-reimbursable grants.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for selected loans with increased subsidy under the Heavily Indebted Poor Countries I Initiative) of the interest rate due on such loans. The IFF is funded from income earned on its own investments.

IDB GRANT FACILITY

The GRF was created in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. Up to December 31, 2009, the GRF was fully funded by general reserve transfers from the FSO. As part of the IDB-9, the Board of Governors may approve, on an annual basis, income transfers of Ordinary Capital income to the GRF beginning in 2010 and through 2020. During 2010, the Bank approved income transfers from the Ordinary Capital in the amount of $72 million and general reserve transfers from the FSO in the amount of $364 million. The Bank also approved grants to Haiti from the GRF, including the converted undisbursed loan balances from the FSO, for $395 million (2009—$122 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects, to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2010, the Bank administered resources on behalf of donors of approximately $2.2 billion. During 2010, the Bank received $3.3 million as fees for administering these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and poverty reduction by increasing access to finance, basic services, and markets and capabilities.

During 2010, the MIF approved 124 operations amounting to $114 million and increased already existing operations for $8 million. To date, the MIF has approved operations amounting to $1.6 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 44 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2010, the IIC approved 49 operations, which included equity investments and loans, in the aggregate amount of $375 million. To date, the IIC has approved operations amounting to $4.0 billion. At December 31, 2010, outstanding loans totaled $839 million and outstanding equity investments totaled $36 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2010, there was $100 million outstanding and $200 million available for disbursement.

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Index to Financial Statements

ORDINARY CAPITAL

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 7, 2011

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the Bank's Ordinary Capital internal control over financial reporting using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Bank's Ordinary Capital internal control over financial reporting as of December 31, 2010. Based on this assessment, Management believes that the Bank's internal control over financial reporting is effective as of December 31, 2010.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Ernst & Young LLP, an independent registered public accounting firm, has issued an opinion on the Bank's Ordinary Capital internal control over financial reporting. In addition, the Bank's Ordinary Capital financial statements, as of December 31, 2010, have been audited by Ernst & Young LLP.



Luis Alberto Moreno
President



Jaime Alberto Sujoy
Vice President for Finance and Administration



Edward Bartholomew
Finance General Manager and CFO

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (Bank)—Ordinary Capital's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank's Management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's Ordinary Capital internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Inter-American Development Bank—Ordinary Capital as of December 31, 2010 and 2009, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 7, 2011 expressed an unqualified opinion thereon.

Washington, D.C.
March 7, 2011

Ernst & Young LLP

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2010 and 2009, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Inter-American Development Bank's Ordinary Capital internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2011 expressed an unqualified opinion thereon.

Washington, D.C.
March 7, 2011

Ernst + Young LLP

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2010		2009	
ASSETS				
Cash and investments				
Cash—Notes C and W	$ 242		$ 242	
Investments—Notes D, K, L and W				
Trading—Appendix I-1	16,356		16,304	
Held-to-maturity	—	$16,598	3,810	$20,356
Loans outstanding—Notes E, T and W, Appendixes I-2 and I-3	63,007		58,049	
Allowance for loan losses	(145)	62,862	(116)	57,933
Accrued interest and other charges				
On investments	38		64	
On loans	480		496	
On swaps, net	347	865	335	895
Receivable from members—Note G				
Non-negotiable, non-interest-bearing obligations:				
Demand notes	90		95	
Term notes	236		252	
Amounts required to maintain value of currency holdings	52	378	54	401
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Appendix I-1	7		—	
Loans	38		248	
Borrowings—Appendix I-4	5,887	5,932	3,647	3,895
Other assets				
Postretirement benefit assets—Note S	163		173	
Receivable for investment securities sold	48		—	
Property, net—Note H	324		306	
Miscellaneous	47	582	47	526
Total assets		$87,217		$84,006
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes I, J, L and W, Appendix I-4				
Short-term	$ 30		$ 1,908	
Medium- and long-term:				
Measured at fair value	52,846		45,493	
Measured at amortized cost	10,077	$62,953	12,906	$60,307
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Appendix I-1	55		11	
Loans	693		171	
Borrowings—Appendix I-4	808		1,037	
Other	72	1,628	—	1,219
Payable for investment securities purchased and cash collateral received		13		141
Postretirement benefit liabilities—Note S		74		68
Due to IDB Grant Facility		72		—
Amounts payable to maintain value of currency holdings—Note G		535		556
Accrued interest on borrowings		555		622
Accounts payable and accrued expenses		427		419
Total liabilities		66,257		63,332
Equity				
Capital stock—Note O, Appendixes I-5 and I-6				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings—Note P	15,771		15,441	
Accumulated other comprehensive income—Note Q	850	20,960	894	20,674
Total liabilities and equity		$87,217		$84,006

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	2009	2008
Income (loss)			
Loans			
Interest, after swaps—Notes E and K	**$ 1,764**	$ 1,934	$ 2,301
Other loan income	**66**	68	54
	1,830	2,002	2,355
Investments—Note K			
Interest	**178**	303	632
Net gains (losses)	**446**	528	(1,605)
Other interest income—Note K	**7**	—	—
Other	**21**	15	11
Total income	**2,482**	2,848	1,393
Expenses			
Borrowing expenses			
Interest, after swaps—Notes I, J, K and L	**523**	929	1,740
Borrowing issue costs	**27**	24	28
Debt repurchase costs (income)	**—**	(2)	(4)
	550	951	1,764
Provision (credit) for loan and guarantee losses—Note F	**24**	(21)	93
Administrative expenses—Note B	**573**	530	439
Special programs	**83**	94	69
Total expenses	**1,230**	1,554	2,365
Income (loss) before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**1,252**	1,294	(972)
Net fair value adjustments on non-trading portfolios—Notes I, J, K and R	**(850)**	(500)	950
Board of Governors approved transfers—Note N	**(72)**	—	—
Net income (loss)	**330**	794	(22)
Retained earnings, beginning of year	**15,441**	14,647	14,576
Cumulative effect of fair value option	**—**	—	93
Retained earnings, end of year	**$15,771**	$15,441	$14,647

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	2009	2008
Net income (loss)	**$330**	$ 794	$ (22)
Other comprehensive income (loss)—Note Q			
Translation adjustments	**(25)**	(72)	396
Recognition of changes in Postretirement benefit assets/liabilities—Note S	**(19)**	506	(1,371)
Reclassification to income—cash flow hedges	**—**	2	(4)
Total other comprehensive income (loss)	**(44)**	436	(979)
Comprehensive income (loss)	**$286**	$1,230	$(1,001)

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2010	**2009**	**2008**
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$(10,341)**	$(11,424)	$ (7,149)
Loan collections (net of participations)	**5,598**	4,542	4,740
Net cash used in lending activities	**(4,743)**	(6,882)	(2,409)
Gross purchases of held-to-maturity investments	**(4,409)**	(4,232)	(3,287)
Gross proceeds from maturities or sale of held-to-maturity investments	**7,373**	4,253	3,299
Purchase of property	**(33)**	(21)	(22)
Miscellaneous assets and liabilities	**(30)**	(8)	(4)
Net cash used in lending and investing activities	**(1,842)**	(6,890)	(2,423)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**11,726**	16,181	10,793
Repayments	**(9,998)**	(6,086)	(8,321)
Short-term borrowings:			
Proceeds from issuance	**469**	2,571	11,588
Repayments	**(2,349)**	(3,752)	(10,707)
Cash collateral received	**12**	1	—
Collections of receivable from members	**30**	3	5
Net cash provided by (used in) financing activities	**(110)**	8,918	3,358
Cash flows from operating activities			
Gross purchases of trading investments	**(31,865)**	(33,542)	(14,210)
Gross proceeds from sale or maturity of trading investments	**32,691**	30,475	12,259
Loan income collections, after swaps	**1,864**	2,152	2,412
Interest and other costs of borrowings, after swaps	**(373)**	(1,009)	(1,415)
Income from investments	**251**	305	568
Other income	**21**	15	11
Administrative expenses	**(574)**	(446)	(431)
Special programs	**(55)**	(38)	(20)
Net cash provided by (used in) operating activities	**1,960**	(2,088)	(826)
Effect of exchange rate fluctuations on cash	**(8)**	1	(8)
Net increase (decrease) in Cash	**—**	(59)	101
Cash, beginning of year	**242**	301	200
Cash, end of year	**$ 242**	$ 242	$ 301

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin
The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies
The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain 2009 Balance Sheet line item amounts have been reclassified to conform with the 2010 presentation.

New Accounting Pronouncements
During 2009, the Financial Accounting Standard Board (FASB) issued the Accounting Standard Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets." ASU No. 2009-16 amended the Transfer and Servicing standard (FASB ASC 860) to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. ASU No. 2009-16 was effective for the Bank for interim and annual reporting periods after January 1, 2010 and did not have an impact on the Bank's financial position or results of operations.

Also, during 2009, the FASB issued ASU No. 2009-17 "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU No. 2009-17 significantly changed the criteria for determining whether the consolidation of a variable interest entity is required. It also addressed the effect of changes required by ASU No. 2009-16 on the Consolidation standard (FASB ASC 810-10-15-12) and concerns that the accounting and disclosures under the Consolidation standard did not always provide timely and useful information about an entity's involvement in a variable interest entity. ASU No. 2009-17 was effective for the Bank for interim and annual reporting periods after January 1, 2010. The Bank performed an assessment and identified loans and guarantees in variable interest entities. The applicable new disclosures have been incorporated in Note T—"Variable Interest Entities."

In January 2010, the FASB issued the ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements." This update improves the disclosure requirements related to Fair Value Measurements and Disclosures by requiring separate disclosure of transfers in and out of Levels 1 and 2, and a description of the reasons for these transfers, and disclosures on a gross basis of purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirement to provide fair value measurement disclosures for each class rather than major categories of assets and liabilities and the requirement to disclose the valuation techniques and significant inputs used to measure fair value for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures were effective for the Bank for interim and annual reporting periods beginning in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for periods beginning in 2011. The applicable new disclosures have been incorporated in Note L—"Fair Value Measurements."

In July 2010, the FASB issued the ASU No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This update improves the disclosure requirements related to receivables and outlines specific disclosures required for the allowance for credit losses and all financing receivables. The new guidance requires an entity to provide disaggregated disclosures such as: a roll forward schedule

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of the allowance for credit losses and the related ending balance of the financing receivables; the credit quality of the financing receivables portfolio; the aging of past due financing receivables; the nature and extent of troubled debt restructurings that occurred and their impact on the allowance for credit losses; the nonaccrual status of financing receivables; and the impaired financing receivables, among others. The applicable new disclosures have been incorporated in Note E—"Loans and Guarantees Outstanding" and Note F—"Credit Risk from Loan Portfolio."

Currency Accounting
The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. Borrowings in nonfunctional currencies are translated with the gain or loss recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings. In December 2010, the Bank converted substantially all non-borrowing member countries' currency holdings subject to MOV to United States dollars.

Board of Governors approved transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts administered by the Bank. These transfers, referred to as "Board of Governors approved transfers," are reported as expenses when incurred, upon approval.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
Investment securities are classified based on Management's intention on the date of purchase, and are recorded using trade-date accounting. At December 31, 2010, all securities and related

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

derivative instruments (mostly currency and interest rate swaps) were held in a trading portfolio carried and reported at fair value, with changes in fair value included in Income from investments in the Statement of Income and Retained Earnings. Up to December 2010, certain securities, which Management had the intent and ability to hold until maturity, were included in a held-to-maturity portfolio, reported at amortized cost.

Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees are also made directly to private sector or sub-sovereign entities ("eligible entities"), on the basis of market based pricing, and to other development institutions.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans and loans under the Liquidity Program are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral.

Loans are divided in two main portfolios: sovereign-guaranteed and non-sovereign guaranteed, which are used for purposes of determining the allowance for loan losses. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign credit rating assigned to each borrower country by the rating agencies (generally, Standard & Poor's), adjusted by the probabilities of default to the Bank. For the non-sovereign-guaranteed loan portfolio, the Bank manages and measures credit risk using an internal credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces a final rating that reflects the expected losses associated with the transaction. The final rating is estimated to map to the corporate rating scale of S&Ps and/or Moody's or an average of those two.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and non-sovereign-guaranteed loan portfolios. Such reviews consider the credit risk for each portfolio as defined above, as well as the potential for loss arising from delay in the scheduled loan repayments.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. Under the Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the internal credit risk classification system used for non-sovereign-guaranteed operations as described under Loans above.

Receivable from members
Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings, mostly funding floating rate assets, are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any unamortized fair value basis adjustments, premiums or discounts. The amortization of these items are calculated following a methodology that approximates the effective interest method, and are included in Net fair value adjustments on non-trading portfolios and in Interest under Borrowing expenses, respectively, in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Miscellaneous under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its invest-

ment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, the Bank uses asset/liability management swaps to maintain the equity duration within policy limits.

All derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income (loss) from Investments-Interest, Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other Interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income (loss) from Investments—Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are allocated to fund floating rate assets and are carried at fair value.

Administrative expenses

As part of the realignment of its operations, the Bank incurred expenses of $1 million during 2010 (2009—$11 million; 2008—$5 million), which are included in Administrative expenses in the Statement of Income and Retained Earnings.

All Administrative expenses of the Bank, excluding realignment expenses (which are fully absorbed by the Ordinary Capital), are allocated between the Ordinary Capital and the FSO pursuant to allocation formulas approved by the Board of Executive Directors or the Board of Governors. During 2010, the effective ratio of administrative expenses charged to the Ordinary Capital was 98.0% and 2.0% to the FSO (2009—97.7% and 2.3%; 2008—87.3% and 12.7%).

Special programs

Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Pension and postretirement benefit plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Postretirement benefit assets while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Postretirement benefit liabilities.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies

At December 31, 2010, Cash includes $136 million (2009—$131 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $23 million (2009—$20 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

(agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA– rating (asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2010 of $262 million (2009—$382 million; 2008—$(1,596) million) were included in Income (loss) from Investments—Net gains (losses). Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which amounted to $3.0 billion, $3.9 billion, and $4.2 billion at December 31, 2010, 2009, and 2008, respectively.

In 2010, the investment portfolio continued to recover from the financial crisis, as many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year progressed. The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors improved, permitting the execution of limited sales thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

As part of a new asset/liability management policy, on December 1, 2010, the Board of Executive Directors approved the conversion to United States dollars of substantially all the Ordinary Capital's non-borrowing member currency holdings subject to MOV, which were invested in the held-to-maturity portfolio. The implementation of this decision required the sale or transfer of securities in the held-to-maturity portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of investment gains of $54 million, which are included in Income (loss) from Investments—Net gains (losses) in the Statement of Income and Retained Earnings. Securities with a carrying value of $1,758 million were sold and securities with a carrying value of $754 million were transferred from the held-to-maturity portfolio to the trading investments portfolio. In addition, during the first quarter of 2010, the Bank transferred a security with a carrying value of $52 million from the held-to-maturity portfolio to the trading investments portfolio due to the further deterioration of the issuer's credit worthiness. A loss of $4 million was included in earnings as a result of such transfer.

A summary of the trading portfolio instruments at December 31, 2010 and 2009 is shown in the Summary Statement of Trading Investments and Swaps in Appendix I-1. The held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2009 are shown below (in millions).

HELD-TO-MATURITY

Investment Category/ Years of Maturity	December 31, 2009 Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]
Obligations of non-U.S. governments and agencies	$3,521	$76	$6	$3,591
2010	1,369	6	—	1,375
2011 to 2014	2,152	70	6	2,216
Bank obligations	167	1	—	168
2010	143	—	—	143
2011 to 2014	24	1	—	25
Asset-backed securities	122	2	—	124
2010	88	1	—	89
2011 to 2014	34	1	—	35
Total	$3,810	$79	$6	$3,883
2010	1,600	7	—	1,607
2011 to 2014	2,210	72	6	2,276

[1] Excludes accrued interest.

As of December 31, 2009, the Bank did not have any investment that was other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that were not deemed to be other-than-temporarily impaired as of December 31, 2009, are summarized below (in millions):

Category of Investments	December 31, 2009 Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
Obligations of non-U.S. governments and agencies	$552	$3	$51	$3	$603	$6
Bank Obligations	111	—	—	—	111	—
Total	$663	$3	$51	$3	$ 714	$6

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF)-LIBOR-

based, SCF-Adjustable, and U.S. Dollar Window Program loans) as well as multicurrency pool loans (CPS loans), and ii) single currency non-pool loans (SCF—and CPS—Adjustable rate loans converted to USD LIBOR-based and fixed-base cost rate, SCF-Fixed-base cost rate loans, emergency and Liquidity Program loans, and Local Currency Facility (LCF) loans). As of December 31, 2010, only SCF-LIBOR-based, LCF, and emergency loans are available for new loans. In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF-LIBOR-based loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

SCF-Adjustable loans carry an interest rate that is adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

For CPS loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while the interest rate on loans approved from 1990 to 2003 is adjusted twice a year to reflect the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof (the Conversion Offer). As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed-base cost rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis over LIBOR determined at the time of execution of the conversion, plus the Bank's lending spread.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32.0 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed-base cost rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed-base cost rate.

As a result of the Multilateral Debt Relief and Concessional Finance Reform approved by the Board of Governors in 2007, the Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO ("parallel loans"). The Ordinary Capital's portion of parallel loans are SCF-Fixed rate loans with 30 years maturity and 6 years grace period.

Under the Emergency Lending Facility, the Bank also provides funding to address financial emergencies in the region for a revolving aggregate amount of up to $3 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points.

The LCF provides borrowers the option to receive local currency financing under three different modalities i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate. As of December 31, 2010, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $1,980 million (2009—$1,438 million).

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to non-sovereign-guaranteed borrowers. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the emergency lending category.

The Bank offers loans to eligible entities without sovereign guarantees under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollar, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis. These financings are subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. The Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval. In addition, the Bank has made certain loans without sovereign guarantee to other development institutions, including the Inter-American Investment Corporation, for on-lending purposes.

Non-sovereign-guaranteed operations are currently capped at an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in accordance with the Bank's capital adequacy policy.

For 2010, the Bank's loan charges consisted of a lending spread of 0.95% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 93% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

Loan income has been reduced by $475 million (2009—$221 million; 2008—$16 million) representing the net interest component of related lending swap transactions.

A summary statement of loans outstanding by country is presented in Appendix I-2 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2010 and 2009 is shown in Appendix I-3.

Inter-American Investment Corporation (IIC)

The Bank has approved a loan to the IIC (a separate international organization whose 44 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2010 and 2009, there was $100 million outstanding.

Loan participations and guarantees

Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2010, there were $3,135 million (2009—$3,130 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

As of December 31, 2010, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $1,179 million (2009—$1,404 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During 2010, there were four approved non-trade-related guarantees without sovereign counter-guarantee for $61 million (2009—one for $10 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During 2010, the Bank issued 131 guarantees for a total of $239 million under this program (2009—105 guarantees for a total of $187 million).

At December 31, 2010, guarantees of $814 million (2009—$988 million), including $153 million (2009—$97 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $45 million (2009—$50 million) of guarantees outstanding has been reinsured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 15 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $671 million and was classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$115
Very Strong	95
Strong	58
Satisfactory	17
Fair	253
Weak	118
Possible loss	15
Total	$671

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2010, the IFF paid $34 million (2009—$39 million; 2008—$50 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio
The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. The Bank is exposed to credit risk through its sovereign-guaranteed loan operations in two ways: First, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts. Second, the Bank is economically exposed while the credit event is occurring. However, considering that the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment and, the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by the rating agencies, is as follows (in millions):

Country Ratings	Outstanding Balance at December 31, 2010
A	$ 1,085
BBB+ – BBB–	28,400
BB+ – BB–	13,950
B+ – B–	16,194
CCC – C	154
Total	$59,783

The ratings presented above have been updated as of December 31, 2010.

Non-sovereign-guaranteed loans: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to transactions with financial institutions follows a uniform rating system which considers the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support.

The country rating is considered a proxy of the impact of the macro-economic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of December 31, 2010, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Risk Classification	Outstanding Balance at December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 215	BBB–/Baa3 or higher
Very Strong	1,059	BB+/Ba1
Strong	823	BB/Ba2
Satisfactory	312	BB–/Ba3
Fair	163	B+/B1
Weak	261	B/B2
Possible Loss	62	B–/B3
Impaired	140	CCC–D/Caa-D
Total	$3,035	

In addition, as of December 31, 2010, the Bank has loans to other development institutions of $189 million (2009—$202 million), which are rated AAA, A+ and A–.

Past due and Non-accrual loans

As of December 31, 2010, there are no loans considered past due, and a non-sovereign-guaranteed loan with an outstanding balance of $92 million was in non-accrual status.

Impaired loans

At December 31, 2010, certain non-sovereign-guaranteed loans were classified as impaired. The recorded investment in impaired loans at December 31, 2010 was $140 million (2009—$110 million), and the average recorded investment during 2010 was $128 million (2009—$300 million). During 2010, income recognized on loans while impaired was $7 million (2009—$14 million; 2008—$0 million). If these loans had not been impaired, income recognized would have been $7 million (2009—$14 million; 2008—$0 million). All impaired loans have specific allowances for the loan losses of $55 million (2009—$29 million).

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

Non-sovereign-guaranteed portfolio: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the internal credit risk classification discussed above. The first step in the calculation of the collective loan loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate, estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The Bank has specific allowances for losses on impaired loans, which are individually evaluated as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2010, 2009 and 2008 were as follows (in millions):

	2010	2009	2008
Balance, beginning of year	$148	$169	$ 70
Provision (credit) for loan and guarantee losses	24	(21)	93
Recoveries	—	—	6
Balance, end of year	$172	$148	$169
Composed of:			
Allowance for loan losses	$145	$116	$136
Allowance for guarantee losses [1]	27	32	33
Total	$172	$148	$169

[1] The allowance for guarantee losses is included in Accounts payable and accrued expenses in the Balance Sheet.

The provision (credit) for loan and guarantee losses includes credits of $2 million, $4 million, and $1 million related to sovereign-guaranteed loans in 2010, 2009, and 2008, respectively.

During 2010, there were no changes to the Bank's policy with respect to the allowance for loan losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of December 31, 2010 amounted to $117 million (2009—$119 million; 2008—$114 million), including approximately $109 million (2009—$109 million;

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

2008—$100 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings
A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired until its extinguishment, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During 2010, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

Note G – Receivable from (Payable to) Members

The composition of the net receivable from (payable to) members as of December 31, 2010 and 2009 is as follows (in millions):

	2010	2009
Regional developing members	$ 364	$ 393
Canada	(234)	(199)
Non-regional members	(287)	(349)
Total	$(157)	$(155)

These amounts are represented on the Balance Sheet as follows (in millions):

	2010	2009
Receivable from members	$ 378	$ 401
Amounts payable to maintain value of currency holdings	(535)	(556)
Total	$(157)	$(155)

Because of the nature of the Receivable from members, the Bank expects to collect all of them in full.

On October 16, 2009, the Bank reached an agreement with one of its borrowing member countries to consolidate its outstanding MOV obligations with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010.

Note H – Property

At December 31, 2010 and 2009, Property, net consists of the following (in millions):

	2010	2009
Land, buildings, improvements, capitalized software and equipment, at cost	$ 588	$ 555
Less: accumulated depreciation	(264)	(249)
	$ 324	$ 306

Note I – Borrowings

Medium- and long-term borrowings at December 31, 2010 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 11%, before swaps, and from (1.19)% (equivalent to 3-month USD-LIBOR less 148 basis points) to 8.69 %, after swaps, with various maturity dates through 2040. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2010 and 2009 is shown in Appendix I-4.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2010, the weighted average rate of short-term borrowings was 0.18% (2009—0.31%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,972 million during 2010 (2009—$1,493 million; 2008—$750 million).

Note J – Fair Value Option

The Bank's previous accounting treatment of recognizing all its borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income, resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option under GAAP for most of its medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from the previous accounting asymmetry, as the changes in the fair value of elected borrowings are now also recorded in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2010, 2009, and 2008 as follows (in millions):

	2010	2009	2008
Borrowing expenses—Interest, after swaps	$(2,082)	$(1,773)	$(1,644)
Net fair value adjustments on non-trading portfolios	(2,785)	(1,825)	1,766
Total changes in fair value included in Net income (loss)	$(4,867)	$(3,598)	$ 122

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2010 and 2009, was as follows (in millions):

	2010	2009
Fair value	$53,302[1]	$45,898[1]
Unpaid principal outstanding	51,133	44,813
Fair value over unpaid principal outstanding	$ 2,169	$ 1,085

[1] Includes accrued interest of $456 million and $405 million in 2010 and 2009, respectively.

Note K – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes. In addition, the Bank utilizes derivatives to manage the duration of its equity within a prescribed policy band of 4 to 6 years.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within policy limits.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2010[1]		December 31, 2009[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments—Trading	$ —	$ 29	$ —	$ 3
	Loans	10	249	51	106
	Borrowings	4,596	640	2,810	848
	Accrued interest and other charges	182	(12)	142	(65)
Interest rate swaps	Currency and interest rate swaps				
	Investments—Trading	7	26	—	8
	Loans	28	444	197	65
	Borrowings	1,291	168	837	189
	Other	—	72	—	—
	Accrued interest and other charges	189	36	117	(11)
		$6,303	$1,652	$4,154	$1,143

[1] Balances are reported gross, prior to counterparty netting, in accordance with existing master netting derivative agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2010	2009
Currency swaps			
Investments—Trading	Income (loss) from Investments:		
	Interest	$ (2)	$ (2)
	Net gains (losses)	1	—
Loans	Income from Loans-Interest, after swaps	(70)	(32)
	Net fair value adjustments on non-trading portfolios	(152)	(76)
Borrowings	Borrowing expenses—Interest, after swaps	1,154	915
	Net fair value adjustments on non-trading portfolios	2,153	2,009
	Other comprehensive income (loss)—Translation adjustments	9	25
Interest rate swaps			
Investments—Trading	Income (loss) from Investments:		
	Interest	(21)	—
	Net gains (losses)	(8)	(6)
	Other comprehensive income (loss)—Translation adjustments	(5)	(2)
Loans	Income from Loans—Interest, after swaps	(405)	(189)
	Net fair value adjustments on non-trading portfolios	(552)	239
Borrowings	Borrowing expenses—Interest, after swaps	818	578
	Net fair value adjustments on non-trading portfolios	493	(782)
	Other comprehensive income (loss)—Translation adjustments	(4)	3
Other	Other interest income	7	—
	Net fair value adjustments on non-trading portfolios	(72)	—
Futures	Income (loss) from Investments—Net gains (losses)	(1)	2
		$3,343	$2,682

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2010 is $185 million (2009—$97 million) (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $33 million and $0 million at December 31, 2010 and 2009, respectively.

The following tables provide information on the contract value/notional amounts of derivative instruments as of December 31, 2010 and 2009 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Bank uses loan swaps to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits. See appendixes I-1 and I-4 for further details about investment and borrowing swaps.

	December 31, 2010			
	Currency swaps		Interest Rate swaps	
Derivative type/ Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 618	$ —	$ 1,867
Adjustable	611	—	1,867	—
Loans				
Fixed	—	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	—	—	5,495	—
Adjustable	—	—	—	5,495

	December 31, 2009			
	Currency swaps		Interest Rate swaps	
Derivative type/ Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 36	$ —	$ 986
Adjustable	35	—	986	—
Loans				
Fixed	—	783	—	12,206
Adjustable	1,438	679	12,206	—
Borrowings				
Fixed	20,427	645	24,561	415
Adjustable	6,958	23,971	5,198	28,880

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note L – Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments in obligations of government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2010 and 2009 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ —	$ —
U.S. Government-sponsored enterprises	505	—	505	—
Obligations of non-U.S. governments and agencies	7,045	430	6,615	—
Bank obligations	5,054	—	5,054	—
Mortgage-backed securities	1,925	—	1,916	9
U.S. residential	573	—	573	—
Non-U.S. residential	875	—	866	9
U.S. commercial	182	—	182	—
Non-U.S. commercial	295	—	295	—
Asset-backed securities	1,043	—	952	91
Collateralized loan obligations	633	—	633	—
Other collateralized debt obligations	152	—	62	90
Other asset-backed securities	258	—	257	1
Total Investments—Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	—	6,303	—
Total	$22,697	$1,252	$21,345	$100

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $38 million for trading investments and under Accrued interest and other charges—On swaps, net of $371 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 819	$ 819	$ —	$ —
U.S. Government-sponsored enterprises	540	—	540	—
Obligations of non-U.S. governments and agencies	6,574	330	6,244	—
Bank obligations	4,458	—	4,458	—
Corporate securities	49	—	49	—
Mortgage-backed securities	2,337	—	2,328	9
U.S. residential	574	—	574	—
Non-U.S. residential	1,248	—	1,239	9
U.S. commercial	165	—	165	—
Non-U.S. commercial	350	—	350	—
Asset-backed securities	1,558	—	1,463	95
Collateralized loan obligations	1,028	—	1,028	—
Other collateralized debt obligations	135	—	54	81
Other asset-backed securities	395	—	381	14
Total Investments—Trading	16,335	1,149	15,082	104
Currency and interest rate swaps	4,154	—	4,134	20
Total	$20,489	$1,149	$19,216	$124

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $31 million for trading investments and under Accrued interest and other charges—On swaps, net of $259 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$53,302	$—	$53,302	$—
Currency and interest rate swaps	1,652	—	1,652	—
Total	$54,954	$—	$54,954	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges—On swaps, net of $24 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$45,898	$—	$45,616	$282
Currency and interest rate swaps	1,143	—	1,116	27
Total	$47,041	$—	$46,732	$309

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges—On swaps, net of $(76) million for currency and interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010, 2009 and 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of December 31, 2010, 2009 and 2008 (in millions) and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

During 2010, certain securities were transferred from Level 3 to Level 2 due to refinements in the utilization of observable market data in the Bank's internal valuation models. The Bank's policy for transfers between levels is to reflect these transfers effective as of the beginning of the reporting period.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2010		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$104	$20	$124
Total gains (losses) included in:			
Net income (loss)	24	—	24
Other comprehensive income (loss)	(4)	—	(4)
Settlements	(24)	—	(24)
Transfer in (out) of Level 3	—	(20)	(20)
Balance, end of year	$100	$—	$100
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ 21	$—	$ 21

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 110	$ 71	$181
Total gains (losses) included in:			
Net income (loss)	(3)	(32)	(35)
Other comprehensive income (loss)	2	1	3
Settlements	(25)	(6)	(31)
Transfer in (out) of Level 3	20	(14)	6
Balance, end of year	$ 104	$20	$124
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (9)	$(39)	$(48)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 68	$ 89	$157
Total gains (losses) included in:			
Net income (loss)	(106)	32	(74)
Other comprehensive income (loss)	(5)	(4)	(9)
Settlements	(30)	(15)	(45)
Transfer in (out) of Level 3	183	—	183
Transfer from/to financial liabilities	—	(31)	(31)
Balance, end of year	$ 110	$ 71	$181
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (84)	$ 6	$(78)

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2010	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income (loss) from Investments	$24	$21
Borrowing expenses—		
Interest, after swaps	—	—
Net fair value adjustments on non-trading portfolios	—	—
Total	$24	$21

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income (loss) from Investments	$ (3)	$ (9)	$(106)	$(84)
Borrowing expenses—				
Interest, after swaps	8	—	26	—
Net fair value adjustments on non-trading portfolios	(39)	(39)	6	6
Total	$(34)	$(48)	$ (74)	$(78)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2010		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 282	$ 27	$ 309
Total (gains) losses included in:			
Net income (loss)	—	—	—
Other comprehensive income (loss)	—	—	—
Issuances and settlements, net	—	—	—
Transfer out of Level 3	(282)	(27)	(309)
Balance, end of year	$ —	$ —	$ —
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ —	$ —	$ —

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2009		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 540	$ 42	$ 582
Total (gains) losses included in:			
Net income (loss)	78	(14)	64
Other comprehensive income (loss)	5	—	5
Issuances and settlements, net	(151)	(1)	(152)
Transfer out of Level 3	(190)	—	(190)
Balance, end of year	$ 282	$ 27	$ 309
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ 70	$ (14)	$ 56

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2008		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 533	$ 39	$572
Total (gains) losses included in:			
Net income (loss)	(16)	44	28
Other comprehensive income (loss)	(9)	—	(9)
Issuances and settlements, net	32	(10)	22
Transfer from/to financial assets	—	(31)	(31)
Balance, end of year	$ 540	$ 42	$582
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ (56)	$ 39	$(17)

(Gains) losses are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2010	
	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year
Borrowing expenses—Interest, after swaps	$—	$—
Net fair value adjustments on non-trading porfolios	—	—
Total	$—	$—

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year
Borrowing expenses—Interest, after swaps	$ 8	$—	$ 45	$ —
Net fair value adjustments on non-trading portfolios	56	56	(17)	(17)
Total	$64	$56	$ 28	$(17)

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2010, the Bank had received eligible collateral (U.S. Treasuries and cash) of $4,130 million (2009—$2,765 million), as required under its master derivative agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2010 and 2009, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2010	2009
Investments—Trading Portfolio		
Interest rate swaps	$ 6	$ —
Loan Portfolio		
Currency swaps	9	48
Interest rate swaps	6	149
Borrowing Portfolio		
Currency swaps	4,780	2,962
Interest rate swaps	1,513	1,014
Other		
Interest rate swaps	1	—

Note N – Board of Governors approved transfers

As part of the Bank's ninth general increase in resources currently underway, on July 21, 2010, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the GRF to provide grants to Haiti. The Board of Governors also approved in principle and subject to annual approvals, to provide $200 million annually beginning in 2011 and through 2020. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Note O – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2010 and 2009, see Appendix I-5.

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70 billion that would be subscribed to by Bank members in equal annual installments over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in ordinary capital stock and the remainder would represent callable ordinary capital stock. Subscriptions would be made in United States dollars and the relative voting power of member countries would remain unchanged.

On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to 669,774 shares. Accordingly, effective on this date, the authorized capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock remained unchanged. The terms and conditions of Canada's subscription stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank in each of the years from 2014 to 2017. If the Board of Governors approves an increase in the Bank's authorized ordinary capital stock prior to such transfer of the shares, Canada shall have the right to transfer to the Bank an amount of the shares equal in value to such additional ordinary capital shares on the corresponding subscription date.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2010 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-6.

Note P – Retained Earnings

The composition of Retained earnings as of December 31, 2010, 2009 and 2008 is as follows (in millions):

	2010	2009	2008
General reserve	$13,106	$12,776	$11,982
Special reserve	2,665	2,665	2,665
Total	$15,771	$15,441	$14,647

Note Q – Accumulated Other Comprehensive Income

Other comprehensive income substantially comprises the effects of the postretirement benefits accounting requirements and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2010, 2009 and 2008 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Other Adjustments	Total
Balance at January 1, 2008	$ 746	$(122)	$ 813	$1,437
Translation adjustments	376	20	—	396
Reclassification to income—cash flow hedges	—	—	(4)	(4)
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial loss	—	—	(1,375)	(1,375)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2008	1,122	(102)	(562)	458
Translation adjustments	(78)	6	—	(72)
Reclassification to income—cash flow hedges	—	—	2	2
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial gain	—	—	579	579
Prior service cost	—	—	(77)	(77)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2009	1,044	(96)	(54)	894
Translation adjustments	(21)	(4)	—	(25)
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial loss	—	—	(58)	(58)
Reclassification to income—amortization of net prior service cost	—	—	39	39
Balance at December 31, 2010	$1,023	$(100)	$ (73)	$ 850

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note R – Net Fair Value Adjustments on Non-trading Portfolios

Net fair value adjustments on non-trading portfolios for the years ended December 31, 2010, 2009 and 2008 comprise the following (in millions):

	2010	2009	2008
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$1,730	$ 2,953	$(3,980)
Interest rates	140	(1,563)	2,900
Total change in fair value of derivatives	1,870	1,390	(1,080)
Change in fair value of borrowings due to movements in:			
Exchange rates	(1,764)	(2,783)	3,727
Interest rates	(1,021)	958	(1,961)
Total change in fair value of borrowings	(2,785)	(1,825)	1,766
Currency transaction gains (losses) on borrowings and loans at amortized cost	65	(77)	241
Amortization of borrowing and loan basis adjustments	—	14	19
Reclassification to income—cash flow hedges	—	(2)	4
Total gains (losses)	$ (850)	$ (500)	$ 950

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $140 million for 2010 as a result of an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2009 levels. These gains were offset by fair value losses on borrowings of $1,021 million. The income volatility related to movements in interest rates, which amounted to a loss of $881 million, was primarily due to fair value losses on lending swaps ($614 million) and equity duration swaps ($72 million) and losses associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $213 million), that were partially compensated by gains from changes in swap basis spreads (approximately $33 million).

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $1,563 million for 2009 (2008—gains of $2,900 million), as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2008 levels. These losses were partially compensated by fair value gains on borrowings measured at fair value of $958 million (2008—losses of $1,961 million). This income volatility, which amounted to a loss of $605 million for 2009, compared to a gain of $939 million in 2008, was primarily due to losses associated with a tightening of the Bank's credit spreads on the borrowings portfolio (approximately $460 million) and changes in swap basis spreads (approximately $210 million), that were partially offset by fair value gains on lending swaps ($216 million). Substantially all the income volatility during 2008 was due to the Bank's credit spreads widening resulting from the financial market turmoil during that year.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2010, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $1,699 million (2009—losses of $2,860 million; 2008—gains of $3,968 million), which were offset by net gains from changes in the value of the borrowing and lending swaps of $1,730 million (2009—gains of $2,953 million; 2008—losses of $3,980 million).

Note S – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees, and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care and certain other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2010, 2009 and 2008 (in millions):

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Change in benefit obligation						
Benefit obligation, beginning of year	$2,414	$2,419	$2,264	$1,116	$1,068	$996
Service cost	55	63	54	30	35	29
Interest cost	145	139	142	68	60	62
Net transfers into the plan	1	—	—	—	—	—
Plan participants' contributions	22	22	20	—	—	—
Retiree drug subsidy received	—	—	—	1	1	1
Plan amendment	—	—	—	—	79	—
Benefits paid	(105)	(96)	(93)	(29)	(28)	(25)
Actuarial loss (gain)	126	(133)	32	40	(99)	5
Benefit obligation, end of year	2,658	2,414	2,419	1,226	1,116	1,068
Change in plan assets						
Fair value of plan assets, beginning of year	2,587	2,204	3,038	1,048	873	1,195
Net transfers into the plan	1	—	—	—	—	—
Actual return on plan assets	255	418	(785)	109	178	(314)
Employer contribution	55	39	24	30	25	17
Plan participants' contributions	22	22	20	—	—	—
Benefits paid	(105)	(96)	(93)	(29)	(28)	(25)
Fair value of plan assets, end of year	2,815	2,587	2,204	1,158	1,048	873
Funded status, end of year	$ 157	$ 173	$ (215)	$ (68)	$ (68)	$ (195)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial loss (gain)	$ 12	$ (38)	$ 339	$ 16	$ 8	$ 212
Prior service cost	3	5	6	45	82	3
Net amount recognized	$ 15	$ (33)	$ 345	$ 61	$ 90	$ 215

The funded status of the Plans amounting to $157 million at December 31, 2010 includes the SRP in an overfunded position of $163 million and the LRP in an underfunded position of $6 million, which added to the underfunded position of the PRBP of $68 million amounts to a total underfunded liability position of $74 million, as shown on the Balance Sheet. The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $2,326 million, $2,130 million, and $2,150 million at December 31, 2010, 2009 and 2008, respectively.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008 consist of the following components (in millions):

Components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Service cost	$ 55	$ 63	$ 54	$ 30	$ 35	$ 29
Interest cost	145	139	142	68	60	62
Expected return on plan assets	(179)	(173)	(171)	(77)	(75)	(68)
Amortization of prior service cost	2	2	2	37	4	2
Net periodic benefit cost	$ 23	$ 31	$ 27	$ 58	$ 24	$ 25
Of which:						
Ordinary Capital's share	$ 22	$ 30	$ 23	$ 56	$ 23	$ 21
FSO's share	1	1	4	2	1	4

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Net actuarial loss (gain)	$50	$(377)	$ 987	$ 8	$(202)	$388
Amortization of prior service cost	(2)	(2)	(2)	(37)	(2)	(2)
Plan amendment	—	—	—	—	77	—
Total recognized in Other comprehensive income (loss)	$48	$(379)	$ 985	$ (29)	$(127)	$386
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$71	$(348)	$1,012	$ 29	$(103)	$411

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with allocation formulas approved by the Board of Executive Directors or Board of Governors for administrative expenses.

The estimated prior service cost that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2011 is $2 million for the Plans and $37 million for the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.6, 12.8 and 12 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13.0 years for the LRP, and 3.0 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	5.75%	6.25%	5.75%	6.00%	6.25%	5.75%
Rate of salary increase SRP	5.50%	5.50%	5.50%			
Rate of salary increase LRP	7.30%	7.30%	7.30%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	6.25%	5.75%	6.25%	6.25%	5.75%	6.25%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	7.25%	7.25%	6.75%
Rate of salary increase SRP	5.50%	5.50%	6.00%			
Rate of salary increase LRP	7.30%	7.30%	7.80%			

The expected long-term return on plan assets represents Management's best estimate, after surveying external investment specialists, of the expected long term (10 years or more) forward-looking rates of return of the asset categories employed by the plans, weighted by the plans' investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2010	2009	2008
Health care cost trend rates assumed for next year:			
Medical	8.00%	8.00%	8.50%
Prescription drugs	8.00%	8.00%	8.50%
Dental	5.50%	5.50%	6.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2018	2017	2017

For those participants assumed to retire outside of the United States, a 7.50% health care cost trend rate was used for 2010 (2009—8.0%; 2008—8.50%) with an ultimate trend rate of 4.5% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2010 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 16	$ (12)
Effect on postretirement benefit obligation	175	(135)

Plan assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies include investments in fixed income and U.S. inflation-indexed bonds to partially hedge the interest rate and inflation exposure in the Plans' and the PRBP's liabilities and to protect against disinflation.

The Plans' assets are invested with a target allocation between 53% and 56% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 0% to 2% to public real estate, 2% to 3% to private real estate, and 0% to 2% to high yield fixed income. The Plans' assets are also invested with exposures of 20% to fixed-income and 15% to U.S. inflation-indexed securities.

The PRBP's assets are invested with a 70% exposure to a well-diversified pool of developed markets equities, a 20% exposure to fixed-income, and a 10% exposure to U.S. inflation-indexed securities.

The investment policy allocations for the SRP and LRP were changed during 2010. The SRP's allocations to high yield fixed income and public real estate, and the LRP's allocations to emerging markets equities and debt, and commodity index futures are pending the search and selection of external investment managers. The funding for the pending investments will come primarily from the Plans' developed markets equities. The investment policy target allocations as of December 31, 2010 are as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	40%
Non-U.S. equities	24%	24%	30%
Emerging markets equities	4%	4%	0%
Emerging markets debt	3%	3%	0%
Commodity index futures	3%	3%	0%
High yield fixed income	2%	0%	0%
Public real estate	2%	0%	0%
Private real estate/Infrastructure	2%	3%	0%
U.S. Treasury inflation protected securities	15%	15%	10%
Long duration bonds	15%	15%	0%
Core fixed income	5%	5%	20%
Cash/Short-term fixed income	0%	0%	0%

Risk is managed by the continuous monitoring of each asset class level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved by the Bank's Investment Committee.

For the Plans and PRBP, the asset classes include:

- U.S. Equities: commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the large-capitalization (cap) S&P 500 Index, the all-cap Russell 3000 Index, the small-cap Russell 2000 Index and the small/mid-cap Wilshire 4500 Index;
- Non-U.S. equities: commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds optimizes the large/mid-cap MSCI EAFE Index;
- Emerging markets equities: an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index;
- Long duration fixed income: a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: a mutual fund that invests, long-only, in intermediate duration government and credit securities. Management of the fund selects securities, based upon fundamental characteristics, generally comprised within the Barclays Capital U.S. Aggregate Bond Index;
- U.S. inflation-indexed bonds: individual U.S. Treasury Inflation Protected Securities;
- Emerging markets debt: includes an actively-managed commingled fund that invests, long-only, in emerging markets fixed income. The fund invests in sovereign and sub-sovereign U.S. dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2010 and 2009, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Plans assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2010	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ 160	$ 648	$—	$ 808	29%
Non - U.S. equities	304	384	—	688	24%
Emerging markets equities	—	109	—	109	4%
Government bonds and diversified bond funds:					
Long duration fixed income funds	429	—	—	429	15%
Core fixed income funds	123	—	—	123	4%
U.S. inflation-indexed bonds	424	—	—	424	15%
Emerging markets debt	—	77	—	77	3%
Short-term investment funds	92	6	—	98	3%
Real estate investment funds:					
Private real state	—	—	59	59	2%
Total	$1,532	$1,224	$59	$2,815	100%

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ 275	$ 645	$—	$ 920	36%
Non-U.S. equities	267	365	—	632	24%
Emerging markets equities	—	66	—	66	2%
Government bonds and diversified bond funds:					
Fixed income funds	512	—	—	512	20%
U.S. inflation-indexed bonds	284	—	—	284	11%
Emerging markets debt	—	68	—	68	3%
Short-term investment funds	13	34	—	47	2%
Real estate investment funds	—	—	58	58	2%
Total	$1,351	$1,178	$58	$2,587	100%

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2010	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ —	$445	$—	$ 445	39%
Non-U.S. equities	—	312	—	312	27%
Government bonds and diversified bond funds:					
Core fixed income bonds and funds	226	—	—	226	20%
U.S. inflation-indexed bonds	131	—	—	131	11%
Short-term investment funds	(5)[1]	36	—	31	3%
Total investments	$352	$793	$—	1,145	100%
Other assets				13	
Total				$1,158	

[1] Includes forward contracts.

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S equities	$ —	$379	$—	$ 379	37%
Non-U.S. equities	—	264	—	264	25%
Government bonds and diversified bond funds:					
Core fixed income bonds and funds	205	—	—	205	20%
U.S. inflation-indexed bonds	128	—	—	128	12%
Short-term investment funds	2	58	—	60	6%
Total investments	$335	$701	$—	1,036	100%
Other assets				12	
Total				$1,048	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income funds and U.S. treasury inflation indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy. As required by the fair value measurement framework, no adjustments are made to the quoted price for such securities.

Commingled emerging markets equity and debt funds, and short-term investment funds which are not publicly-traded are measured at fair value based on the net asset value of the investment funds and are classified as Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3 as the length of time required to redeem these investments is uncertain. The valuation assumptions used by these investment funds include i) market value of similar properties, ii) discounted cash flows, iii) replacement cost and iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

The tables below show a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are uncertain (Level 3) for the years ended December 31, 2010 and 2009 (in millions):

	2010	2009
Balance, beginning of year	$58	$ 86
Total net gains (losses)	8	(23)
Sales and income distributions	(7)	(5)
Balance, end of year	$59	$ 58
Total gain (loss) for the year attributable to the change in unrealized gains (losses) related to investments still held at December 31	$ 8	$(30)

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2011 are expected to be approximately $60 million and $34 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2010.

Year	Plans	PRBP
2011	$113	$ 37
2012	120	40
2013	124	43
2014	130	46
2015	136	49
2016–2020	776	295

Note T – Variable Interest Entities

An entity is a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations; or (iii) if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIEs economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2010. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets, in which the Bank is deemed to hold significant variable interests totaled $6,058 million at December 31, 2010. The Bank's total loans and guarantees outstanding to these VIEs were $609 million and $157 million, respectively. Amounts committed not yet disbursed related to such loans and guarantees amounted to $58 million, which combined with outstanding amounts results in a total Bank exposure of $824 million at December 31, 2010.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note U – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Net income (loss)	$ 330	$ 794	$ (22)
Difference between amounts accrued and amounts paid or collected for:			
Loan income	33	150	57
Investment income	(111)	(143)	(54)
Other interest income	(7)	—	—
Net unrealized (gain) loss on trading investments	(262)	(382)	1,596
Interest and other costs of borrowings, after swaps	178	(58)	350
Administrative expenses, including depreciation	(1)	84	7
Special programs	28	55	48
Net fair value adjustments on non-trading portfolios	850	500	(950)
Transfer to the IDB Grant Facility	72	—	—
Net (increase) decrease in trading investments	826	(3,067)	(1,951)
Provision (credit) for loan and guarantee losses	24	(21)	93
Net cash provided by (used in) operating activities	$1,960	$(2,088)	$ (826)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (180)	$ 73	$ (199)
Held-to-maturity investments	(46)	210	(237)
Loans outstanding	123	(41)	806
Borrowings	(137)	(27)	272
Receivable from members-net	28	(203)	260
Transfer of investment securities from held-to-maturity to trading portfolio	754	—	—

Note V – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2010, 2009 and 2008, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Argentina	$367	$357	$411
Brazil	469	494	579
Colombia	233	231	253
Mexico	294	209	190

Note W – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2010 and 2009 (in millions):

	2010[1]		2009[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 242	$ 242	$ 242	$ 242
Investments				
Trading	16,394	16,394	16,335	16,335
Held-to-maturity	—	—	3,843	3,916
Loans outstanding, net	63,342	N/A	58,429	N/A
Currency and interest rate swaps receivable				
Investments—trading	6	6	—	—
Loans	11	11	186	186
Borrowings	6,285	6,285	3,968	3,968
Others	1	1	—	—
Borrowings				
Short-term	30	30	1,908	1,908
Medium- and long-term:				
Measured at fair value	53,302	53,302	45,898	45,898
Measured at amortized cost	10,176	11,046	13,123	13,878
Currency and interest rate swaps payable				
Investments—trading	77	77	19	19
Loans	759	759	191	191
Borrowings	750	750	933	933
Others	66	66	—	—

N/A = Not available
[1] Includes accrued interest.

Note X – Subsequent Events

Management has evaluated subsequent events through March 7, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of December 31, 2010.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2010
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	—	—	—	1,328	—	1,328[2]
Average balance during year	—	—	—	2,948	—	2,948
Net losses for the year	—	—	—	(3)	—	(3)
Obligations of non-U.S. governments and agencies:						
Carrying value	843	431	200	5,200	340	7,014
Average balance during year	551	454	79	4,025	28	5,137
Net losses for the year	(6)	—	—	(10)	—	(16)
Bank obligations:						
Carrying value	164	12	32	4,754	88	5,050
Average balance during year	345	11	73	4,495	7	4,931
Net gains for the year	1	—	—	2	—	3
Asset-backed and mortgage-backed securities:						
Carrying value	1,217	—	—	1,747	—	2,964
Average balance during year	1,315	—	—	2,064	—	3,379
Net gains for the year	85	—	—	333	—	418
Total trading investments:						
Carrying value	2,224	443	232	13,029	428	16,356
Average balance during year	2,211	465	152	13,532	35	16,395
Net gains for the year	80	—	—	322	—	402
Net interest rate swaps:						
Carrying value[3]	(2)	—	—	(17)	—	(19)
Average balance during year	(2)	—	—	(23)	—	(25)
Net losses for the year	(1)	—	—	(6)	—	(7)
Currency swaps receivable:						
Carrying value[3]	—	—	—	629	—	629
Average balance during year	—	—	—	85	—	85
Net gains for the year	—	—	—	1	—	1
Currency swaps payable:						
Carrying value[3]	(439)	—	—	—	(219)	(658)
Average balance during year	(69)	—	—	—	(18)	(87)
Net gains (losses) for the year	—	—	—	—	—	—
Total trading investments and swaps:						
Carrying value	1,783	443	232	13,641	209	16,308
Average balance during year	2,140	465	152	13,594	17	16,368
Net gains for the year	79	—	—	317	—	396
Return for the year (%)	4.48	0.16	0.11	2.86	2.80	3.16

[1] Excludes accrued interest.
[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $505 million. GSE obligations are not backed by the full faith and credit of the United States government.
[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2009
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	1,357	1,357[2]
Average balance during year	—	—	—	1,669	1,669
Net losses for the year	—	—	—	(7)	(7)
Obligations of non-U.S. governments and agencies:					
Carrying value	1,028	361	96	5,068	6,553
Average balance during year	686	276	69	3,930	4,961
Net gains (losses) for the year	6	—	(1)	(3)	2
Bank obligations:					
Carrying value	695	7	99	3,652	4,453
Average balance during year	1,122	2	146	4,233	5,503
Net gains for the year	31	—	—	46	77
Corporate securities:					
Carrying value	—	—	—	49	49
Average balance during year	—	—	—	79	79
Net gains for the year	—	—	—	1	1
Asset-backed and mortgage-backed securities:					
Carrying value	1,600	—	—	2,292	3,892
Average balance during year	1,579	—	—	2,221	3,800
Net gains for the year	43	—	—	418	461
Total trading investments:					
Carrying value	3,323	368	195	12,418	16,304
Average balance during year	3,387	278	215	12,132	16,012
Net gains (losses) for the year	80	—	(1)	455	534
Net interest rate swaps:					
Carrying value[3]	—	—	—	(8)	(8)
Average balance during year	—	—	—	(6)	(6)
Net losses for the year	—	—	—	(6)	(6)
Currency swaps receivable:					
Carrying value[3]	—	—	—	35	35
Average balance during year	—	—	—	35	35
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[3]	(38)	—	—	—	(38)
Average balance during year	(37)	—	—	—	(37)
Net gains (losses) for the year	—	—	—	—	—
Total trading investments and swaps:					
Carrying value	3,285	368	195	12,445	16,293
Average balance during year	3,350	278	215	12,161	16,004
Net gains (losses) for the year	80	—	(1)	449	528
Return for the year (%)	4.34	0.19	0.21	4.97	4.65

[1]Excludes accrued interest.
[2]Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $538 million. GSE obligations are not backed by the full faith and credit of the United States government.
[3]Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2010 and 2009
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding 2010[1]	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Currency in which outstanding balance is collectible: Borrowing country currencies	Undisbursed	Outstanding 2009[1]
Argentina	$10,149	$10,113	$ 36	$ 4,092	$ 9,530
Bahamas	130	130	—	76	106
Barbados	184	184	—	168	153
Belize	104	104	—	45	103
Bolivia	150	150	—	302	124
Brazil	14,480	14,442	38	4,459	13,544
Chile	612	612	—	314	632
Colombia	6,438	6,421	17	946	6,152
Costa Rica	278	278	—	700	255
Dominican Republic	1,757	1,757	—	314	1,398
Ecuador	1,671	1,671	—	960	1,608
El Salvador	1,628	1,628	—	325	1,610
Guatemala	1,772	1,772	—	796	1,451
Guyana	21	21	—	48	7
Honduras	91	91	—	367	54
Jamaica	1,269	1,269	—	132	707
Mexico	8,918	8,918	—	2,303	7,089
Nicaragua	134	134	—	165	102
Panama	1,256	1,256	—	498	1,040
Paraguay	848	848	—	451	717
Peru	3,294	3,294	—	308	4,046
Suriname	89	89	—	74	68
Trinidad and Tobago	473	473	—	142	376
Uruguay	1,962	1,962	—	486	2,370
Venezuela	1,870	1,858	12	1,636	1,470
Regional	205	205	—	—	252
Non-sovereign-guaranteed loans	3,224	3,224	—	2,250	3,085
Total 2010	$63,007	$62,904	$103	$22,357	
Total 2009		$57,931	$118	$21,555	$58,049

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $3,135 million at December 31, 2010 (2009—$3,130 million). This table also excludes guarantees outstanding of $814 million at December 31, 2010 (2009—$988 million).
[2] Includes $2,155 million of loans in borrowing country currencies, which have been swapped to United States dollars.

Non-sovereign-guaranteed loans outstanding have been made in the following countries (in millions):

	December 31, 2010	December 31, 2009
Argentina	$ 105	$ 90
Bolivia	57	67
Brazil	1,255	1,342
Chile	21	14
Colombia	111	125
Costa Rica	177	178
Dominican Republic	31	—
Ecuador	104	99
El Salvador	50	50
Guatemala	69	69
Honduras	$ 9	$ 12
Mexico	131	81
Nicaragua	6	—
Panama	80	75
Paraguay	25	—
Peru	654	536
Suriname	4	6
Regional	235	241
Inter-American Investment Corporation	100	100
	$3,224	$3,085

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2010
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 29	6.94	$ —	—	—	$ 29	6.94
Adjustable	154	3.19	—	—	—	154	3.19
Japanese yen							
Fixed-base cost	64	6.92	—	—	—	64	6.92
Adjustable	335	3.19	—	—	—	335	3.19
LIBOR-based floating	—	—	94	0.80	6.62	94	0.80
Swiss francs							
Fixed-base cost	35	7.06	—	—	—	35	7.06
Adjustable	175	3.19	—	—	—	175	3.19
United States dollars							
Fixed-base cost	130	6.94	29,149	5.24	6.66	29,279	5.25
Adjustable	684	3.19	1,305	3.52	7.66	1,989	3.41
LIBOR-based floating	—	—	28,595	1.69	9.44	28,595	1.69
Others							
Fixed-base cost	103	4.00	2,155	5.51	8.00	2,258	5.44
Loans outstanding							
Fixed-base cost	361	6.11	31,304	5.26	6.75	31,665	5.27
Adjustable	1,348	3.19	1,305	3.52	7.66	2,653	3.35
LIBOR-based floating	—	—	28,689	1.68	9.43	28,689	1.68
Total	$1,709	3.81	$61,298	3.55	8.02	$63,007	3.56

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2010
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost[4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2011	$102	$ 172	$ 2,722	$ 1,161	$ 2,824	$ 1,333	$ 4,157
2012	87	164	2,649	1,405	2,736	1,569	4,305
2013	67	156	2,572	1,717	2,639	1,873	4,512
2014	46	154	2,500	1,982	2,546	2,136	4,682
2015	20	150	2,243	1,743	2,263	1,893	4,156
2016 to 2020	32	424	9,354	9,042	9,386	9,466	18,852
2021 to 2025	7	113	5,508	7,469	5,515	7,582	13,097
2026 to 2030	—	15	3,069	4,479	3,069	4,494	7,563
2031 to 2035	—	—	666	956	666	956	1,622
2036 to 2039	—	—	21	40	21	40	61
Total	$361	$1,348	$31,304	$29,994	$31,665	$31,342	$63,007
Average maturity (years)	2.44	4.93	6.75	9.35	6.70	9.16	7.92

[1]Information presented before currency and interest rate swaps.
[2]Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3]Includes LIBOR-based floating loans.
[4]Includes a total of $1,146 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2009
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 43	7.00	$ —	—	—	$ 43	7.00
Adjustable	501	4.14	—	—	—	501	4.14
Japanese yen							
Fixed-base cost	94	6.99	—	—	—	94	6.99
Adjustable	1,104	4.14	—	—	—	1,104	4.14
LIBOR-based floating	—	—	88	0.99	7.13	88	0.99
Swiss francs							
Fixed-base cost	52	7.09	—	—	—	52	7.09
Adjustable	578	4.14	—	—	—	578	4.14
United States dollars							
Fixed-base cost	181	7.01	26,295	5.36	6.84	26,476	5.37
Adjustable	2,116	4.14	4,158	4.66	7.27	6,274	4.48
LIBOR-based floating	—	—	21,245	1.77	9.18	21,245	1.77
Others							
Fixed-base cost	118	4.00	1,476	5.52	13.28	1,594	5.41
Loans outstanding							
Fixed-base cost	488	6.28	27,771	5.37	7.18	28,259	5.38
Adjustable	4,299	4.14	4,158	4.66	7.27	8,457	4.40
LIBOR-based floating	—	—	21,333	1.76	9.17	21,333	1.76
Total	$4,787	4.36	$53,262	3.87	7.99	$58,049	3.91

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost[4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2010	$130	$ 465	$ 2,491	$ 1,249	$ 2,621	$ 1,714	$ 4,335
2011	100	460	2,487	1,398	2,587	1,858	4,445
2012	86	448	2,376	1,549	2,462	1,997	4,459
2013	66	414	2,214	1,766	2,280	2,180	4,460
2014	45	389	2,161	1,910	2,206	2,299	4,505
2015 to 2019	48	1,566	8,515	7,513	8,563	9,079	17,642
2020 to 2024	12	492	4,731	6,024	4,743	6,516	11,259
2025 to 2029	1	65	2,243	3,241	2,244	3,306	5,550
2030 to 2034	—	—	541	811	541	811	1,352
2035 to 2039	—	—	12	30	12	30	42
Total	$488	$4,299	$27,771	$25,491	$28,259	$29,790	$58,049
Average maturity (years)	2.64	5.47	7.18	8.86	7.11	8.37	7.75

[1]Information presented before currency and interest rate swaps.
[2]Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3]Includes LIBOR-based floating loans.
[4]Includes a total of $1,160 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2010
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 804	4.26	2.54	$ —	—	—	$ —	—	—	$ 804	4.26	2.54
	—	—	—	—	—	—	(804)	4.26	2.54	(804)	4.26	2.54
Adjustable	593	5.03	6.22	2,257	0.80	2.98	804	0.70	2.54	3,654	1.46	3.41
	—	—	—	(1,565)	2.35	3.12	—	—	—	(1,565)	2.35	3.12
Japanese yen												
Fixed	838	5.39	3.68	—	—	—	—	—	—	838	5.39	3.68
	—	—	—	(653)	5.24	4.06	—	—	—	(653)	5.24	4.06
Adjustable	433	1.69	8.00	1,341	0.05	0.72	37	(0.40)	7.83	1,811	0.43	2.60
	—	—	—	(996)	0.61	3.55	(37)	1.23	7.83	(1,033)	0.63	3.70
Swiss francs												
Fixed	696	2.63	7.55	—	—	—	—	—	—	696	2.63	7.55
	—	—	—	(696)	2.63	7.55	—	—	—	(696)	2.63	7.55
Adjustable	—	—	—	1,017	—	1.43	—	—	—	1,017	—	1.43
	—	—	—	(548)	(0.06)	1.34	—	—	—	(548)	(0.06)	1.34
United States dollars												
Fixed	35,514	3.71	5.18	217	6.19	3.85	349	5.25	6.96	36,080	3.74	5.19
	—	—	—	—	—	—	(29,384)	3.43	5.19	(29,384)	3.43	5.19
Adjustable	4,250	0.67	2.22	19,876	0.33	4.76	34,230	0.33	4.55	58,356	0.36	4.45
	—	—	—	(4,242)	0.19	2.04	(5,778)	0.60	3.64	(10,020)	0.43	2.96
Others												
Fixed	20,107	6.15	4.95	—	—	—	—	—	—	20,107	6.15	4.95
	—	—	—	(20,107)	6.15	4.95	—	—	—	(20,107)	6.15	4.95
Adjustable	222	5.33	3.74	—	—	—	—	—	—	222	5.33	3.74
	—	—	—	(222)	5.33	3.74	—	—	—	(222)	5.33	3.74
Total												
Fixed	57,959	4.58	5.07	217			349			58,525	4.59	5.08
	—	—	—	(21,456)			(30,188)			(51,644)	4.52	5.07
Adjustable	5,498	1.41	3.17	24,491			35,071			65,060	0.43	4.29
	—	—	—	(7,573)			(5,815)			(13,388)	0.73	2.99
Principal at face value	63,457	4.30	4.90	(4,321)			(583)			58,553	0.91	4.69
Fair value adjustments	1,799	—	—	(651)			(1,123)			25		
Net unamortized discount	(2,333)			1,016			583[3]			(734)		
Total	$62,923	4.30	4.90	$ (3,956)			$ (1,123)			$ 57,844	0.91	4.69

[1] As of December 31, 2010, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.8 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $3,956 million and $1,123 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $5,887 million and currency and interest rate swap liabilities at fair value of $808 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2010
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2011	$ 7,869	2016 through 2020	$14,311
2012	10,589	2021 through 2025	2,096
2013	7,074	2026 through 2030	2,019
2014	10,547	2037 through 2040	1,286
2015	7,666	Total	$63,457

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2009
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,293	5.08	1.48	$ —	—	—	$ —	—	—	$ 2,293	5.08	1.48
	—	—	—	(1,107)	5.57	0.24	(860)	4.26	3.54	(1,967)	5.00	1.69
Adjustable	746	5.06	6.15	2,845	0.44	3.44	860	0.38	3.54	4,451	1.20	3.91
	—	—	—	(898)	4.26	5.95	—	—	—	(898)	4.26	5.95
Japanese yen												
Fixed	920	4.98	3.81	—	—	—	—	—	—	920	4.98	3.81
	—	—	—	(462)	5.51	4.74	(161)	2.52	0.46	(623)	4.74	3.63
Adjustable	424	2.28	8.06	1,250	0.11	1.63	193	0.12	1.85	1,867	0.61	3.11
	—	—	—	(764)	1.16	4.73	(32)	1.23	8.83	(796)	1.16	4.89
Swiss francs												
Fixed	628	2.63	8.55	—	—	—	—	—	—	628	2.63	8.55
	—	—	—	(628)	2.63	8.55	—	—	—	(628)	2.63	8.55
Adjustable	—	—	—	1,035	0.09	2.21	—	—	—	1,035	0.09	2.21
	—	—	—	(349)	0.04	2.34	—	—	—	(349)	0.04	2.34
United States dollars												
Fixed	31,334	4.21	5.38	645	5.42	0.67	415	5.02	6.69	32,394	4.25	5.30
	—	—	—	—	—	—	(23,540)	3.77	5.57	(23,540)	3.77	5.57
Adjustable	5,300	0.55	2.47	18,841	0.43	5.07	27,827	0.30	4.89	51,968	0.37	4.71
	—	—	—	(4,821)	0.15	2.72	(5,166)	0.60	3.91	(9,987)	0.38	3.34
Others												
Fixed	18,231	6.41	5.18	—	—	—	—	—	—	18,231	6.41	5.18
	—	—	—	(18,231)	6.41	5.18	—	—	—	(18,231)	6.41	5.18
Adjustable	126	6.05	5.73	—	—	—	—	—	—	126	6.05	5.73
	—	—	—	(126)	6.05	5.73	—	—	—	(126)	6.05	5.73
Total												
Fixed	53,406	4.99	5.15	645			415			54,465	5.00	5.11
	—	—	—	(20,427)			(24,561)			(44,988)	4.89	5.26
Adjustable	6,596	1.28	3.31	23,971			28,880			59,446	0.45	4.56
	—	—	—	(6,958)			(5,198)			(12,155)	0.77	3.63
Principal at face value	60,002	4.59	4.95	(2,769)			(464)			56,768	1.23	4.74
Fair value adjustments	759			(308)			(648)			(197)		
Net unamortized discount	(2,361)			1,115			464[3]			(781)		
Total	$58,400	4.59	4.95	$ (1,962)			$ (648)			$ 55,790	1.23	4.74

[1]As of December 31, 2009, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.
[2]Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $1,962 million and $648 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,647 million and currency and interest rate swap liabilities at fair value of $1,037 million, included on the Balance Sheet.
[3]Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

Year of maturity	
2010	$ 9,759
2011	7,361
2012	9,634
2013	4,704
2014	8,880

Year of maturity	
2015 through 2019	$14,369
2020 through 2024	1,761
2025 through 2029	2,406
2037 through 2039	1,128
Total	$60,002

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK – NOTE O

December 31, 2010 and 2009
Expressed in millions of United States dollars[1]

		Paid-in portion of subscribed capital				
Members	Shares	Freely convertible currencies[3]	Other currencies	Callable portion of subscribed capital	Total 2010	Total 2009
Argentina	900,154	$ 361.1	$104.1	$ 10,393.8	$ 10,858.9	$ 10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada[2]	669,774	173.7	—	7,906.1	8,079.8	8,079.8
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
China	184	0.1	—	2.1	2.2	2.2
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	2.2
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total 2010	8,702,335	$ 3,870	$ 469	$ 100,641	$ 104,980	
Total 2009	8,702,335	$ 3,870	$ 469	$ 100,641		$ 104,980

[1]Data are rounded; detail may not add up to total because of rounding.
[2]Includes 334,887 non-voting temporary callable shares with a par value of $4,039.9 million.
[3]In December 2010, the Bank converted to United States dollars substantially all the Ordinary Capital's non-borrowing member currency holdings, including capital originally paid in freely convertible member currencies.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2010

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	900,154	900,289	10.751
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.751
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.015
Canada[2]	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.006
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
China	184	319	0.004
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.471
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,363	1,338,063	15.979
Grand total	8,367,448	8,373,928	100.000

[1] Data are rounded; detail may not add to subtotals and grand total because of rounding.
[2] Excludes 334,887 non-voting temporary callable shares.



The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

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